40-33

AIM INVESTMENTS

05052100

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2005
WASH, D.C.
202

April 25, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Notice of Removal** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
APR 29 2005 E
THOMSON
FINANCIAL

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-042505SEC.doc
042505 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	Case No.: 05-CV-302-DRH
vs.	)	
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

NOTICE OF REMOVAL

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. hereby provide notice of removal of this action to the United States District Court for the Southern District of Illinois, pursuant to 15 U.S.C. §§ 78bb(f)(2) and 77p(c), and 28 U.S.C. § 1446. The United States Court of Appeals for the Seventh Circuit held, on April 5, 2005, in Kircher v. Putnam Funds Trust, 2005 WL 757255 (copy annexed hereto as Exhibit A), that actions identical to this action are covered class actions involving a covered security within the meaning of the Securities Litigation Uniform Standards Act ("SLUSA"), that they may not be maintained in any State Court, and that they are removable to the Federal District Court for the district in which the action is pending (here, the Southern District of Illinois). SLUSA, 15 U.S.C. § 78bb(f)(2), provides as follows:

> **(2) Removal of covered class actions**
>
> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

In further support of this Notice of Removal, Defendants aver as follows:

1. On September 16, 2003, the Complaint in this action was filed in the Circuit Court of Madison County in the State of Illinois.

2. On September 23, 2003, the Summons and Complaint in this action were served on T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. in Maryland, and AIM International Funds, Inc. and A I M Advisors, Inc. in Texas. A Motion for Leave to Amend and a First Amended Complaint were subsequently filed on October 3, 2003 pursuant to an Order of the Circuit Court of Madison County dated October 3, 2003. (Copies of Summonses and Complaints annexed hereto as Exhibit B).

3. On October 16, 2003, Defendants removed this action to the United States District Court for the Southern District of Illinois and it was subsequently assigned Civil Case Number 03-673.

4. On January 30, 2004, Judge Herndon remanded this action to the Circuit Court of Madison County.

5. Since remand, no activity has taken place in the Circuit Court of Madison County other than the following:

a. Defendant T. Rowe Price International, Inc. moved for dismissal of the Complaint for lack of personal jurisdiction (copy annexed hereto as Exhibit C) — no answering papers have yet been filed by Plaintiffs;

b. Defendant T. Rowe Price International Funds, Inc. answered and moved for the severance and then dismissal of the claims pursuant to the doctrine of interstate forum non conveniens (copy annexed hereto as Exhibit D) — no answering papers have yet been filed by Plaintiffs;

c. Defendant A I M Advisors, Inc. moved for dismissal of the Complaint for lack of personal jurisdiction (copy annexed hereto as Exhibit E) — no answering papers have yet been filed by Plaintiffs;

d. Defendant AIM International Funds, Inc. answered and moved for the severance and then dismissal of the claims (copy annexed hereto as Exhibit F) — no answering papers have yet been filed by Plaintiffs;

e. Limited discovery on the personal jurisdiction and forum non conveniens motions has occurred, but there has been no discovery whatsoever on the merits of the Complaint.

6. On December 9, 2004 the claims of Plaintiff Parthasarathy against Artisan Partners Limited Partnership and Artisan Funds, Inc. were severed from the claims against the T. Rowe Price defendants and AIM defendants by order of Judge Mendelsohn of the Circuit Court of Madison County in the State of Illinois (copy annexed hereto as Exhibit G).

7. On April 5, 2005, as noted above, the Seventh Circuit ruled that state law class action claims identical to those alleged in the Complaint are foreclosed and blocked by SLUSA. The Court of Appeals **ordered** the United States District Court to undo the prior remand orders and dismiss plaintiffs' state law claims. See Kircher, supra.

8. On the basis of the April 5, 2005 Order of the Seventh Circuit, it is now clear that this action "is or has become removable" (see 28 U.S.C. § 1446(b) and 15 U.S.C. § 78bb(f)(2) and § 77p(c)).

9. Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being served on the Clerk of the Circuit Court of Madison County in the State of Illinois and on Plaintiffs' Counsel.

10. The T. Rowe Price defendants and the AIM defendants believe that they would be covered, under Kircher, by any "undoing" by Judge Herndon of his remand order of January 30, 2004, since the remand order applied to all defendants in Civil Case No. 03-673; however, this removal is effected in an abundance of caution and on the possibility that the T. Rowe Price defendants and the AIM defendants will be held not to be covered by any "undoing" by Judge Herndon of his remand order of January 30, 2004.

Wherefore, Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. hereby remove this action to the United States District Court for the Southern District of Illinois.

Dated: April 22, 2005

Respectfully submitted,

POLLACK & KAMINSKY

By: Daniel A. Pollack

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of April, 2005:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, Illinois 60301

ATTORNEYS FOR PLAINTIFFS

L. M. Wood

H

Briefs and Other Related Documents

United States Court of Appeals,
Seventh Circuit.
Carl KIRCHER and Robert Brockway, individually and on behalf of a class, et al., Plaintiffs-Appellees,
v.
PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, et al., Defendants-Appellants.
Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2687.

Argued Jan. 7, 2005.
Decided April 5, 2005.

Background: Mutual fund investors brought state-court putative class actions against funds, asserting under state law that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs. Funds removed actions under Securities Litigation Uniform Standards Act (SLUSA). The United States District Court for the Southern District of Illinois, G. Patrick Murphy, Chief Judge, David R. Herndon, J., and Michael J. Reagan, J., remanded actions. The Court of Appeals, 373 F.3d 847, ruled that remand orders were appealable.

Holdings: Subsequently, the Court of Appeals, Easterbrook, Circuit Judge, held that:
(1) SLUSA preempted actions that defined their classes according to holding of shares between specified dates, and
(2) SLUSA also preempted action that defined its class as investors who held shares between two specified dates but did not purchase or sell shares during that period.
Reversed and remanded with instructions.

[1] Securities Regulation ⇐278

349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[1] States ⇐18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[2] Securities Regulation ⇐278
349Bk278 Most Cited Cases
Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[2] States ⇐18.77
360k18.77 Most Cited Cases

Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] Securities Regulation ⚿278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] States ⚿18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[4] Securities Regulation ⚿278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.

[4] States ⚿18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.
George A. Zelcs, Eugene Y. Barash, Robert L. King , Korein Tillery, Chicago, IL, John J. Stoia, Jr., Milberg, Weiss, Bershad, Hynes & Lerach, San Diego, CA, Francis J. Balint, Jr., Bonnett, Fairbourn, Friedman & Balint, Phoenix, AZ, for Plaintiffs-Appellees.

Rebecca R. Jackson, Bryan Cave, Jon A. Santangelo, Stinson, Morrison & Hecker, St. Louis, MO, Matthew R. Kipp, Skadden, Arps, Slate, Meagher & Flom, Chicago, IL, Gordon R. Broom, Regina L. Wells, Burroughs, Hepler, Broom, MacDonald & Hebrank, Edwardsville, IL, Steven B. Feirson, Dechert, Price & Rhoads, Philadelphia,

PA, Mark A. Perry (argued), Gibson, Dunn & Crutcher, Washington, DC, for Defendants-Appellants.

Before EASTERBROOK, RIPPLE, and WOOD, Circuit Judges.

EASTERBROOK, Circuit Judge.

*1 Complaints filed in the circuit court of Madison County, Illinois, charge several mutual funds with setting prices in a way that arbitrageurs can exploit. The funds removed the suits to federal court and asked the district judges to dismiss them under the Securities Litigation Uniform Standards Act of 1998 (SLUSA). Instead the federal judges remanded each suit. Last year we held that these remands are appealable. See *Kircher v. Putnam Funds Trust,* 373 F.3d 847 (7th Cir.2004). Now we must decide whether SLUSA blocks litigation in state court. (Plaintiffs have asked us to overrule our decision about appellate jurisdiction, but their arguments are unpersuasive.)

Mutual funds must set prices at which they sell and redeem their own shares once a day, and must do so at the net asset value of the funds' holdings. (All of the defendants, which operate in interstate and international commerce, are regulated under the Investment Company Act of 1940; we call them "mutual funds" for convenience.) Each defendant sets that price at 4 p.m. Eastern time, shortly after the New York Stock Exchange closes. Orders placed before the close of business that day are executed at this price.

When the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15 U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a). Defendants implement this requirement by valuing securities at the closing price of the principal exchange or market in which the securities are traded. For domestic securities this yields a current price; for securities of foreign issuers, however, it may produce a price that is as much as 15 hours old. (European markets close 5 or 6 hours ahead of New York; Asian markets close 12 to 15 hours before New York.)

Many securities trade on multiple markets or over the counter. Stock of a Japanese firm that closes in Tokyo at ¥10,000 might trade in Frankfurt at i 75.22 (equivalent to ¥10,500) between the close in Tokyo and the close in New York--but the mutual fund nonetheless would value each share at ¥ 10,000, because that was its most recent price in the issuer's home market. If foreign stocks move predominantly up during this interval (or if one foreign security moves substantially higher), the mutual fund as a whole would carry a 4 p.m. price below what would be justified by the latest available information, and an arbitrageur could purchase shares before 4 p.m. with a plan to sell the next day at a profit. Likewise arbitrageurs could gain if the foreign stock falls after the close in its home market, and the arbitrageur knows that the U.S. mutual fund will be overpriced at 4 p.m. relative to the price it is likely to have the next trading day when new information from abroad finally is reflected in the fund's valuation. See Richard L. Levine, Yvonne Cristovici & Richard A. Jacobsen, *Mutual Fund Market Timing,* Federal Lawyer 28 (Jan.2005).

A short-swing-trading strategy would not be attractive unless the foreign securities' prices had moved enough to cover the transactions costs of matched purchases and sales of the mutual fund shares, but for no-load funds that have substantial investments in foreign markets this condition sometimes is satisfied. Arbitrageurs then make profits with slight risk to themselves, diverting gains from the mutual funds' long-term investors while imposing higher administrative costs on the funds (whose operating expenses rise with each purchase and redemption). Plaintiffs contend that the mutual funds acted recklessly in failing to block arbitrageurs from reaping these profits. Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge, reducing the number of trades any investor can execute (or deferring each trade by one day), and valuing the securities of foreign issuers at the most current price in *any* competitive market (organized or over the counter), and not just the closing price on the issuers' home stock exchanges. Some mutual funds have begun to take steps to curtail arbitrage, while disclosing residual vulnerabilities more prominently, but the litigation targets those funds that have not done so (or targets the period before a given fund acted).

*2 SLUSA added to the Securities Act of 1933 and the Securities Exchange Act of 1934 parallel provisions curtailing certain class actions under state law. As in last year's jurisdictional opinion, we limit attention to § 16 of the 1933 Act, 15 U.S.C. § 77p, because the additions to the 1934 Act are functionally identical. See 15 U.S.C. § 78bb. As amended by SLUSA, § 77p(b) reads:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Investments in mutual funds are "covered securities," see § 77p(f)(3), and all of these suits are "covered class actions," see § 77p(f)(2), because plaintiffs seek to represent more than 50 investors and each action is direct rather than derivative. (Derivative proceedings are not "covered class actions". See § 77p(f)(2)(B). See also *Burks v. Lasker*, 441 U.S. 471, 99 S.Ct. 1831, 60 L.Ed.2d 404 (1979), and *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90, 111 S.Ct. 1711, 114 L.Ed.2d 152 (1991), which note that state-law derivative claims may proceed against federally regulated mutual funds.) Section 77p(d) contains a number of additional exceptions, but plaintiffs do not contend that any of them applies to these actions. Thus everything turns on subsection (b), which forecloses a suit based on state law in which a private class alleges "(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security."

[1][2] That familiar language comes from Rule 10b-5, 17 C.F.R. § 240.10b-5, which is based on § 10(b) of the 1934 Act, 15 U.S.C. § 78j(b). Rule 10b-5 reads:

> It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
> (a) To employ any device, scheme, or artifice to defraud,
> (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
> (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

Every court of appeals to encounter SLUSA has held that its language has the same scope as its antecedent in Rule 10b-5. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 34-36 (2d Cir.2005); *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 299 (3d Cir.2005); *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596-97 (8th Cir.2002); *Falkowski v. Imation Corp.*, 309 F.3d 1123, 1131 (9th Cir.2002), amended, 320 F.3d 905 (2003); *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342- 43 (11th Cir.2002). We agree with this conclusion. SLUSA is designed to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation in the Private Securities Litigation Reform Act of 1995. See *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 122-24 (2d Cir.2003) (discussing how PSLRA and SLUSA work). SLUSA can do its job only if subsection (b) covers those claims that engage Rule 10b-5 (and thus come within the 1995 statute) if presented directly under federal law; this is why SLUSA borrows the Rule's language. Unfortunately, however, the other circuits do not agree among themselves (or with the SEC) what Rule 10b-5 itself means. The phrase "in connection with the purchase or sale" of a security is the sticking point.

*3 [3] The Supreme Court held in *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), that investors who neither purchase nor sell securities may not collect damages in private litigation under § 10(b) and Rule 10b-5, even if failure to purchase or sell was the result of fraud. Assuming that SLUSA's "in connection with" language means "able to pursue a private right of action after *Blue Chip Stamps*," plaintiffs attempted to frame complaints that avoid any allegations of purchase or sale. All but one of the classes is defined as investors who held shares of a given mutual fund between two specified dates. As an effort to evade SLUSA, this class definition is a flop: some of the investors who held shares during the class period must have purchased their interest (or increased it) during that time; others, who owned shares at the beginning of the period, undoubtedly sold some or all of their investment during the window. Each of the funds has substantial daily turnover, so the class of "all holders" during even a single day contains many purchasers and sellers. All of these class actions therefore must be dismissed. (Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular, they did not argue in their briefs--and did not maintain at oral argument despite the court's invitation--that their suits allege mismanagement rather than deceit or manipulation. See *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). Counsel for the plaintiffs declined to explain how state law would support a direct action that did not rely on deceit or manipulation. A claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be. Nor does any of the suits assert that a mutual fund broke a promise, so that state contract law would supply a remedy.)

[4] The complaint in *Spurgeon v. Pacific Life Insurance Co.* avoids this pitfall. It defines the class as all investors who held the fund's securities during a defined period *and* neither purchased nor sold shares during that period. *Blue Chip Stamps* would prevent such a private action from proceeding under Rule 10b-5. Plaintiffs insist that any private action that is untenable after *Blue Chip Stamps* also is unaffected by SLUSA. The district judge, agreeing with this perspective, remanded *Spurgeon* to state court.

An equation between SLUSA's coverage and the scope of private damages actions under Rule 10b-5 has the support of the second circuit (*Dabit*), the eighth circuit (*Green*), and the eleventh circuit (*Riley*). The ninth circuit (*Falkowski*), by contrast, has written that coverage of SLUSA tracks the coverage of § 10(b) and Rule 10b-5 when enforced by *public* plaintiffs (the SEC or a criminal prosecutor). The third circuit (*Rowinski*) has reserved decision on this issue. The Securities and Exchange Commission filed a brief in *Dabit* as amicus curiae supporting the view that SLUSA tracks the full scope of § 10(b) and Rule 10b-5, not just their enforcement in private actions. The way the *Spurgeon* class has been defined prevents us from following the third circuit's path: we must answer the question rather than postpone its resolution.

*4 To say that SLUSA uses the same language as § 10(b) and Rule 10b-5 is pretty much to resolve the point. Section 10(b) defines a federal crime, and it also permits the SEC to enforce the prohibition through administrative proceedings. Invocation of this anti-fraud rule does not depend on proof that the agency or United States purchased or sold securities; instead the "in connection with" language ensures that the fraud occurs in securities transactions rather than some other activity. See *SEC v. Zandford*, 535 U.S. 813, 821-22, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002); *Superintendent of Insurance v. Bankers Life & Casualty Co.*, 404 U.S. 6, 12, 92 S.Ct. 165, 30 L.Ed.2d 128 (1971).

Blue Chip Stamps came out as it did not because § 10(b) and Rule 10b-5 are limited to situations in which the plaintiff itself traded securities, but because a private right of action to enforce these provisions is a judicial creation and the Court wanted to confine these actions to situations where litigation is apt to do more good than harm. The Justices observed that anyone can *say* that a failure to trade bore some relation to what the issuer did (or didn't) disclose, but that judges and juries would have an exceedingly hard time knowing whether a given counterfactual claim ("I *would have* traded, if only ...") was honest. The Court thought it best to limit private actions to harms arising out of actual trading, which narrows the affected class and simplifies proof, while leaving other securities offenses to public prosecutors.

Decisions since *Blue Chip Stamps* reiterate that it deals with private actions alone and does not restrict coverage of the statute and regulation. See *United States v. O'Hagan,* 521 U.S. 642, 664, 117 S.Ct. 2199, 138 L.Ed.2d 724 (1997); *Holmes v. SIPC,* 503 U.S. 258, 284, 112 S.Ct. 1311, 117 L.Ed.2d 532 (1992); *United States v. Naftalin,* 441 U.S. 768, 774 n. 6, 99 S.Ct. 2077, 60 L.Ed.2d 624 (1979). By depicting their classes as containing entirely non-traders, plaintiffs do not take their claims outside § 10(b) and Rule 10b-5; instead they demonstrate only that the claims must be left to public enforcement. It would be more than a little strange if the Supreme Court's decision to block private litigation by non-traders became the opening by which that very litigation could be pursued under state law, despite the judgment of Congress (reflected in SLUSA) that securities class actions must proceed under federal securities law or not at all. *Blue Chip Stamps* combined with SLUSA may mean that claims of the sort plaintiffs want to pursue must be litigated as derivative actions or committed to public prosecutors, but this is not a good reason to undercut the statutory language.

Could the SEC maintain an action under § 10(b) and Rule 10b-5 against municipal funds that fraudulently or manipulatively increased investors' exposure to arbitrage? Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind.

*5 These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities. They could have brought them directly under Rule 10b-5 in federal court (to the extent that the purchases occurred within the period of limitations). Indeed, most of the approximately 200 suits filed against mutual funds in the last two years alleging that the home-exchange-valuation rule can be exploited by arbitrageurs have been filed in federal court under Rule 10b-5. Our plaintiffs' effort to define non-purchaser-non-seller classes is designed to evade PSLRA in order to litigate a securities class action in state court in the hope that a local judge or jury may produce an idiosyncratic award. It is the very sort of maneuver that SLUSA is designed to prevent.

We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims--*especially* bad ones. The judgments of the district courts are reversed, and the cases are remanded with instructions to undo the remand orders and dismiss plaintiffs' state-law claims.

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

Briefs and Other Related Documents (Back to top)

- 04-2687 (Docket) (Jul. 06, 2004)
- 04-1660 (Docket) (Mar. 18, 2004)
- 04-1661 (Docket) (Mar. 18, 2004)

- 04-1650 (Docket) (Mar. 17, 2004)
- 04-1651 (Docket) (Mar. 17, 2004)
- 04-1628 (Docket) (Mar. 15, 2004)
- 04-1608 (Docket) (Mar. 12, 2004)
- 04-1495 (Docket) (Mar. 01, 2004)
- 04-1496 (Docket) (Mar. 01, 2004)

END OF DOCUMENT

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

FILED
NOV 23 2004
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,

Defendants.

Case No: 03-L-1253

T. ROWE PRICE INTERNATIONAL, INC.'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION: <u>§ 5/2-301 ILL. CODE CIV. PROC.</u>

Defendant T. Rowe Price International, Inc., by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure for lack of personal jurisdiction over T. Rowe Price International.

In support of its motion, T. Rowe Price International states as follows:

I. The Amended Complaint

1. The Amended Complaint herein was filed by an alleged investor in the T. Rowe Price International Stock Fund, a mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in the Fund. The Amended Complaint names T. Rowe Price International Funds, Inc., the Maryland-based sponsor of the Fund, and T. Rowe Price International, the Maryland-based adviser to the Fund, as defendants (the "T. Rowe Price defendants").

2. The Amended Complaint alleges that the T. Rowe Price defendants improperly value the Fund's shares by using the last trade price in the home market of each foreign security held by the Fund (Amend. Cplt. ¶ 21). The Amended Complaint alleges that those foreign prices are "stale" since they do not reflect the current value of those shares at 4:00 p.m. E.S.T. (Amend.

EXHIBIT
C

Cplt. ¶ 25). The Amended Complaint alleges that the T. Rowe Price defendants' use of stale prices injures Fund shareholders, in that market-timing traders may take advantage of the stale prices to obtain excess profits at the expense of the Fund and its shareholders. The Amended Complaint alleges that market-timing traders allegedly make such improper profits when they purchase Fund shares from the Fund at a "discount" or redeem Fund shares of the Fund at a "premium." (Amend. Cplt. ¶¶ 38-43). The Amended Complaint alleges that as a result of that trading by "market timers": (a) the Fund assets (and thus the value of each share of that Fund) are reduced; (b) the Fund suffers increased trading and transaction costs; (c) the Fund's strategies are disrupted; and (d) the Fund incurs lost opportunity costs and is subjected to "asset swings." (Amend. Cplt. ¶¶ 44-45).

II. Ground for Dismissal: Section 5/2-301 -- Lack of Personal Jurisdiction

3. The Illinois courts, and the United States Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. See Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414-15 (1984); Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 526 N.E.2d 561 (1988).

4. For general personal jurisdiction, a defendant's contacts with Illinois must be "substantial" as well as "continuous and systematic." Helicopteros, 466 U.S. at 415-16; Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); Kadala v. Cunard Lines, Ltd., 226 Ill. App. 3d 302, 589 N.E.2d 802, 810 (1992); Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 453 N.E.2d 1365 (1983).

5. For specific jurisdiction, a defendant must have "purposefully directed" its activities at Illinois and the claims for relief must directly "arise out of or relate" to those activities. Helicopteros, 466 U.S. at 414. This Court has neither general nor specific personal jurisdiction over T. Rowe Price International.

a. **General Personal Jurisdiction** -- The Court lacks general personal jurisdiction over T. Rowe Price International because:

(i) T. Rowe Price International is a corporation organized under the laws of Maryland with its principal place of business in Baltimore, Maryland;

(ii) T. Rowe Price International has no employees, officers or directors located in Illinois;

(iii) T. Rowe Price International has no office and no business records in Illinois; its records are located principally in its Baltimore and overseas offices;

(iv) T. Rowe Price International is not licensed or qualified to do business in Illinois;

(v) T. Rowe Price International has no phone number or agent for service of process in Illinois; and

(vi) T. Rowe Price International has no bank account in Illinois.

In sum, T. Rowe Price International does not have the requisite "substantial, continuous and systematic" contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

b. **Specific Personal Jurisdiction** -- This Court lacks specific personal jurisdiction because no allegedly actionable activity was "purposefully directed" at Illinois. None of the challenged conduct (i.e. the alleged mis-valuation of portfolio securities of the Fund) occurred in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over T. Rowe Price International.[1] Moreover, the client for which it was working when the challenged conduct occurred was a Maryland-based mutual fund.

6. T. Rowe Price International incorporates by reference as if fully set forth herein

[1] Given the absence of any meaningful contact by T. Rowe Price International with Illinois (e.g. any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution are not met here. See Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733 (1994).

the memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's claims against T. Rowe Price International, which it has this date contemporaneously filed.

Wherefore, for the reasons set forth herein, in the Affidavit of David Oestreicher attached hereto as Exhibit A, and in the memorandum of law filed in support of this motion, Defendant T. Rowe Price International, Inc. respectfully requests that the Court grant the motion to dismiss the Amended Complaint against it for lack of personal jurisdiction.

Dated: November 23, 2004

ARMSTRONG TEASDALE LLP

By: [signature]

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 23rd day of November, 2004:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

L. M. Wood
____

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No: 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

AFFIDAVIT OF DAVID OESTREICHER

David Oestreicher, being first duly sworn, deposes and states:

1. I am a Vice President of Defendant T. Rowe Price International, Inc., a position I have held since May 1, 2001. I submit this affidavit in support of T. Rowe Price International's motion to dismiss the complaint as to it for lack of personal jurisdiction pursuant to § 5/2-301, Ill. Code Civ. Pro. I have personal knowledge of the matters set forth herein.

2. Defendant T. Rowe Price International is a corporation organized under the laws of Maryland with its principal place of business in Baltimore, Maryland. Its business is providing investment advisory services.

3. T. Rowe Price International, at all relevant times, has provided investment advisory services to the T. Rowe Price International Stock Fund (the "Fund"), the Maryland-based mutual fund in which plaintiff Edmund Woodbury allegedly is a shareholder.

EXHIBIT
A

4. None of T. Rowe Price International's employees, directors or officers resides or works in Illinois. All of its employees are located in Baltimore and its overseas offices. Its officers and directors reside overseas, in Maryland and elsewhere in the United States.

5. T. Rowe Price International has no office in Illinois. Other than its office in Baltimore, Maryland, it has no office in the United States. Rather, its other offices are overseas (e.g. London, Singapore, Hong Kong).

6. None of the challenged conduct of T. Rowe Price International — the allegedly improper valuation of the stocks in the securities portfolio of the Fund and the consequent "market timing" transactions in the Fund — took place in Illinois. Rather, the challenged conduct took place in Baltimore, Maryland.

7. T. Rowe Price International is not licensed or qualified to do business in Illinois.

8. T. Rowe Price International has no business records in Illinois; its business records are located principally in Baltimore and its overseas offices.

9. T. Rowe Price International has no bank account in Illinois.

10. T. Rowe Price International has no agent in Illinois for service of process.

SHARON A. GLOVER NOTARY PUBLIC HARFORD CO., MD

[signature]
David Oestreicher

Subscribed and sworn to before me
this 22nd day of November, 2004.

[signature]
Notary Public
Expiration 9/1/2007

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

FILED
NOV 23 2004
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No: 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

DEFENDANT T. ROWE PRICE INTERNATIONAL, INC.'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Defendant T. Rowe Price International, Inc. submits this memorandum of law in support of its motion to dismiss the Amended Complaint against it for lack of personal jurisdiction, pursuant to § 5/2-301, Ill. Code Civ. Pro. T. Rowe Price International is a Maryland investment adviser which is not "doing business" in Illinois for jurisdictional purposes. It does not have any office, employees, officers or directors in Illinois. Its principal office is in Baltimore, Maryland; its other offices are in foreign countries. Its business is as an investment adviser to a Maryland-based mutual fund (and other clients, with a few exceptions, outside of Illinois). In addition, the allegedly actionable conduct – the so-called "stale" pricing of portfolio securities of the Maryland-based mutual fund (in which Plaintiff Edmund Woodbury is allegedly an investor) – did not take place in Illinois. Plaintiff Edmund Woodbury does not state anything to the contrary in the Amended Complaint. For these and other reasons set forth in the accompanying papers, this Court should hold that it lacks personal jurisdiction over Defendant T. Rowe Price International.

The Facts

The relevant facts are set forth in the affidavit of David Oestreicher attached as Exhibit A to Defendant T. Rowe Price International's Motion to Dismiss for Lack of Personal Jurisdiction and, in the interest of brevity, will not be repeated herein.

The Law

The Court Lacks Personal Jurisdiction Over Defendant T. Rowe Price International

Plaintiff cannot satisfy the "quite high" standard for this Court's general jurisdiction[1], namely that T. Rowe Price International's contacts with Illinois were not occasional or transient, but were "continuous, permanent, ongoing and systematic." Cook Assocs., Inc. v. Lexington United Corp., 87 Ill. 2d 190, 201, 429 N.E.2d 847, 852 (1981); Kadala v. Cunard Lines, 226 Ill. App. 3d 302, 314, 589 N.E.2d 802, 810 (1st Dist. 1992).

In Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 55, 756 N.E.2d 902, 908 (2d Dist. 2001), the court held that the defendant Wisconsin-based company, in an action to recover wages from it, was not "doing business" in Illinois even when it had clients in Illinois, stating (at 908):

> We do not consider the placement of four employees with Illinois companies over a five-year period to be sufficiently permanent or continuous contacts to constitute "doing business" in Illinois.
>
> Contrary to plaintiff's assertion, the fact that a nonresident corporation has clients in Illinois does not necessarily lead to the conclusion that the corporation was doing business in Illinois. ... Further, VRI had no offices in Illinois, no Illinois phone number, and no other permanent or continuous connection with Illinois that would establish that it was doing business in Illinois. (emphasis supplied)

[1] The "specific" form of personal jurisdiction is not an issue in this action. Plaintiff's claims do not arise out of any challenged activity in Illinois. Thus, there is no basis for "specific" personal jurisdiction. Campbell v. Mills, 262 Ill. App. 3d 624, 628, 634 N.E.2d 41, 44 (5th Dist. 1994). Similarly, given the absence of any meaningful contact by T. Rowe Price International, the due process requirements of the United States Constitution are not met for this Court to exercise jurisdiction over T. Rowe Price International. See, e.g., Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733, 738-41 (1st Dist. 1994).

Again, in Kadala, 589 N.E.2d at 810, the Court held that revenues earned by an out-of-state business through extensive advertising in Illinois did not submit the business to jurisdiction under the "doing business" test, stating (at 810):

> Plaintiff here emphasizes the extensive nature of defendant's advertising activity in Illinois and revenues derived from Illinois in support of her contention that defendant has conducted business on a "continuing and systematic basis." We do not, however, believe that these activities satisfy the "doing business" test. ... At best, advertising amounts only to solicitation, which, as discussed above, is insufficient to submit a defendant to jurisdiction under the "doing business" test, as it is insufficient under the "transaction of business" test postulated under section 2-209 of the long-arm statute. [citations omitted] The fact that a defendant who solicits business in the State derives revenue from the State would seem to be implicit, even though not expressly discussed in the cases, as a natural result of successful solicitation, and not an independent factor upon which to determine that a non-resident corporation is "doing business" in the State. Moreover, defendant here did not receive any revenues in this state; all payments were received in its New York office. Accordingly, we hold that defendant is not "doing business" in Illinois so as to be amenable to *in personam* jurisdiction. (emphasis supplied)

Accord Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 294-96, 526 N.E.2d 561, 564-65 (1st Dist. 1988) (the "doing business" test was not satisfied where an out-of-state business sold its ski services in local Illinois shops, bought billboard advertising in Illinois, and had an Illinois telephone number, and attended annual trade shows in Illinois); Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 843-44, 453 N.E.2d 1365, 1371 (1st Dist. 1983) ("doing business" test not satisfied where defendant maintained no offices and had no employees, agents or customers in Illinois).

Here, these holdings mandate a finding that the Court lacks "general" personal jurisdiction over T. Rowe Price International. As shown in the Affidavit of David Oestreicher, T. Rowe Price International has not had contacts with Illinois sufficient for jurisdictional purposes. It has had no physical presence in Illinois. Like the defendant in Khan, 756 N.E.2d at

908, T. Rowe Price International has had "no offices in Illinois [and] no Illinois phone number." Its offices have been and are in Baltimore, Maryland and foreign countries. It has had no documents, employees or agents in Illinois. See Huck, 453 N.E.2d at 1371; see also Khan, 756 N.E.2d at 908, where the Court found that the defendant was not "doing business" in Illinois even though it was servicing clients in Illinois. T. Rowe Price International also has none of the other indicia of "doing business" in Illinois: it is not licensed or qualified to do business in Illinois, it has no bank account in Illinois, and it has no representatives in Illinois for service of process or otherwise.

Conclusion

The Court should dismiss the Amended Complaint against Defendant T. Rowe Price International, Inc. on the ground of lack of personal jurisdiction.

Dated: November 23, 2004

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 23rd day of November, 2004:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

L. M. Wood

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
MAR 22 2005
CLERK OF CIRCUIT COURT #18
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)
Plaintiffs,	) Case No: 03-L-1253
vs.	)
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)
Defendants.	)

A I M ADVISORS, INC.'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION: § 5/2-301 ILL. CODE CIV. PROC.

Defendant A I M Advisors, Inc. ("A I M Advisors"), by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure for lack of personal jurisdiction over A I M Advisors.

In support of its motion, A I M Advisors states as follows:

I. The Amended Complaint

1. The Amended Complaint herein was filed by alleged investors Stuart Allen Smith and Sharon Smith in the AIM European Growth Fund, a mutual fund (the "Fund"), purporting to sue on behalf of themselves and a putative class of investors in the Fund. The Complaint is, in part, against AIM International Funds, Inc.[1] and A I M Advisors, the Houston-based adviser to the Fund.[2]

[1] On December 17, 2003, AIM International Funds, Inc. was reorganized from a Maryland corporation into a Delaware statutory trust named AIM International Mutual Funds.

[2] The Complaint also includes allegations about or pertinent only to Defendants Artisan Funds, Inc., Artisan Partners Limited Partnership, T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. and Plaintiffs T.K. Parthasarathy and Edmund Woodbury.

EXHIBIT
E

2. The Complaint alleges that the AIM defendants improperly value the Fund's shares by using the last trade price in the home market of each foreign security held by the Fund (Cplt. ¶¶ 20-21); it further alleges that those foreign prices are "stale" since they allegedly do not reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund is determined (Cplt. ¶ 25); and further alleges that so-called "market-timing traders" take advantage of the allegedly stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶¶ 39-40).

II. Ground for Dismissal: Section 5/2-301 -- Lack of Personal Jurisdiction

3. The Illinois courts, and the Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. See Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414-15 (1984); Forrester v. Seven Seventeen HB St. Louis, Redevelopment Corp., 336 Ill. App. 3d 572, 577-79, 784 N.E.2d 834, 837-38 (2002); Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 292, 526 N.E.2d 561, 563 (1988).

4. For general personal jurisdiction, a defendant's contacts with Illinois must be "continuous and systematic" as well as "substantial." Helicopteros, 466 U.S. at 415-16; Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); Hendry v. Ornda Health Corp., Inc., 318 Ill. App. 3d 851, 853-54, 742 N.E.2d 746, 748-49 (2001) ("sufficiently permanent and continuous"); Radosta, 172 Ill. App. 3d at 293-94, 526 N.E.2d at 563-64; Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 453 N.E. 2d 1365 (1983).

5. For specific jurisdiction, a defendant's activities must be purposefully directed towards, and substantially connected with, Illinois and the claims for relief must directly "arise out of or relate" to those activities. Helicopteros, 466 U.S. at 414; see also Khan, 325 Ill. App. 3d at 57, 756 N.E.2d at 910 (defendant transacts business in Illinois when substantial performance of his contractual duties is to be rendered in Illinois). This Court has neither

general nor specific personal jurisdiction over A I M Advisors.[3]

a. <u>General Personal Jurisdiction</u> -- The Court lacks general personal jurisdiction over A I M Advisors because:

(i) A I M Advisors is a corporation **organized under the laws of Delaware** with its **principal place of business** in Houston, **Texas**;

(ii) A I M Advisors **has no employees, officers or directors** located **in Illinois**;

(iii) A I M Advisors has **no office** and **no business records in Illinois**. Its records are located generally in Houston;

(iv) A I M Advisors is **not licensed or qualified to do business in Illinois and is not doing business in Illinois**; and

(v) A I M Advisors has **no phone number or agent for service of process in Illinois**;

In sum, A I M Advisors does not have the requisite "substantial, continuous and systematic" contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

b. <u>Specific Personal Jurisdiction</u> -- This Court lacks specific personal jurisdiction because no allegedly actionable activity was purposefully directed towards Illinois. None of the challenged conduct (i.e. the alleged mis-valuation of portfolio securities of the Fund) occurred in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over A I M Advisors. Moreover, the client for which it was working in connection with the challenged conduct was a Texas-based mutual fund.

---

[3] Moreover, given the absence of any meaningful contact by A I M Advisors with Illinois (e.g., any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution and Illinois Constitution are not met here. <u>See</u> <u>also</u> <u>Pilipauskas v. Yakel</u>, 258 Ill. App. 3d 47, 55-58, 629 N.E. 2d 733 (1994).

6. A I M Advisors will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of Plaintiff's claims against A I M Advisors.

WHEREFORE, for the reasons set forth hereinabove, in the Affidavit of Kevin M. Carome attached hereto as Exhibit A, and in the memorandum of law to be filed in support of this motion, Defendant A I M Advisors, Inc. respectfully requests that the Court grant the motion to dismiss the Amended Complaint against it for lack of personal jurisdiction.

Dated: March 22, 2005

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
A I M ADVISORS, INC. AND AIM
INTERNATIONAL FUNDS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of March, 2005:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

L. M. Wood

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM Advisors, Inc., Defendants.	)	Case No. 03-L-1253 FILED DEC 09 2004 CLERK OF CIRCUIT COURT THIRD JUDICIAL CIRCUIT MADISON COUNTY, ILLINOIS

ORDER

This case having come to be heard on the Motion of Plaintiffs to Sever, the Motion of Defendants Artisan Funds, Inc. and Artisan Partners Limited Partnership (the "Artisan Defendants") to Stay, and the Court being fully advised in the premises, for good cause shown, Orders as follows:

1. The claims of Plaintiff Edmund Woodbury against Defendants T. Rowe Price International, Inc., and T. Rowe Price International Funds, Inc. (the "T. Rowe Price Defendants"), and the claims of Plaintiffs Stuart Allen Smith and Sharon Smith against AIM International Funds, Inc. and AIM Advisors, Inc. (the "AIM Defendants"), are hereby severed from the claims of Plaintiff T.K. Parthasarathy against the Artisan Defendants. The severed claims against the T. Rowe Price Defendants and AIM

EXHIBIT
G

Defendants shall hereafter proceed separate from the claims against the Artisan Defendants.

2. For purposes of the administration of the file, the Clerk is directed to assign Case No. 03-L-1253A to all further proceedings on the claims of Plaintiff Woodbury against the T. Rowe Price Defendants and on the claims of the Smith Plaintiffs against the AIM Defendants, and all further filings in such proceedings shall be made under such case number. Further filings in the proceedings on the claims of Plaintiff Parthasarathy against the Artisan Defendants shall continue to be made under Case No. 03-L-1253.

3. By agreement of Plaintiff Parthasarathy and the Artisan Defendants, consideration of the Artisan Defendants' Motion to Stay is suspended for a period of 120 days from the date of this Order, during which period all other proceedings in this state court case shall also be suspended as to the Artisan Defendants. Upon the conclusion of this 120 days period, the Court will schedule a status conference, the purpose of which will be to advise the Court as to the status of the litigation, any other proceedings related to it, and the parties' intentions with respect to the proceeding. Upon request by the Artisan Defendants, the Court at such hearing may set dates for the filing of opposition and reply briefs in connection with the Motion to Stay, and for hearing on that motion.

DATED THIS 9 day of December, 2004.

ENTER: Ralph J. Mendelsohn
JUDGE

JS 44 (Rev. 3/99)

CIVIL COVER SHEET 05-CV-302-DRH/PMF

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
T.K. Parthasarathy, individually and on behalf of all others similarly situated,

DEFENDANTS
T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc.

(b) County of Residence of First Listed Plaintiff: Madison
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant: Baltimore City
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Korein Tillery – Stephen M. Tillery
10 Executive Woods Court
Belleville, IL 62226 (see attachment)
(618) 277-1180

Attorneys (If Known)
Pollack & Kaminsky – Daniel A. Pollack
114 West 47th Street
New York, NY 10036 (see attachment)
(212) 575-4700

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☑ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☑ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal

PERSONAL INJURY
- ☐ 362 Personal Injury— Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt.
- ☐ 730 & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- ☐ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

☐ 1 Original Proceeding ☑ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Breach of fiduciary duty

VII. REQUESTED IN COMPLAINT: ☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $ CHECK YES only if demanded in complaint: JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE DOCKET NUMBER

DATE: April 22, 2005 SIGNATURE OF ATTORNEY OF RECORD: Daniel A. Pollack

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

For Plaintiffs

George A. Zelcs
Korein Tillery
70 West Madison, Suite 660
Chicago, IL 60602
Tel. 312 641-9750

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Klint Bruno
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, IL 60301
Tel. 312 286-4915

For Defendants

T. Rowe Price International Funds, Inc.
T. Rowe Price International Inc.
AIM International Funds, Inc.
A I M Advisors, Inc.

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
ARMSTRONG TEASDALE LLP
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740
Tel. (314) 621-5070

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 25, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Fund Derivative Plaintiffs' Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants, Affidavit of Demet Basar Pursuant to Federal Rule of Civil Procedure 56(f) in Opposition to Fund Defendants' Motion to Dismiss the Fund Derivative Complaints**, and **Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-042505SEC.doc
042505 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL No. 1586**
This Document Relates To: **ALL FUND DERIVATIVE ACTIONS**	**Case Nos. 04-md-15861** **04-md-15862** **04-md-15863** **04-md-15864**

FUND DERIVATIVE PLAINTIFFS' OMNIBUS MEMORANDUM OF LAW IN OPPOSITION TO MOTIONS TO DISMISS OF FUND DEFENDANTS, BROKER-DEALER DEFENDANTS, AND TRADER DEFENDANTS

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grosman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

MISCELLANEOUS

INTRODUCTION

The Fund Derivative Plaintiffs seek redress for the most egregious, most widespread, most damaging, and costliest illegal scheme in the history of the mutual fund industry. This scandal is the direct result of the Fund Defendants' conscious decision to ***favor their own pecuniary interests over the interests of the Funds*** they were appointed and paid to serve and protect. The advisers, the distributors, and their affiliates[1] reaped billions of dollars in fees from the Funds[2] pursuant to ***advisory, distribution and other agreements that were procured by fraud***[3] while breaching their statutory and common law fiduciary duties to the Funds. The Fund Derivative Plaintiffs seek, among other redress, forfeiture of the fees paid pursuant to these fraudulently procured agreements.

The Fund Defendants allowed or encouraged certain favored individuals – like the Trader and Broker-Dealer Defendants – to late trade and market time the Funds on a massive and unprecedented scale. Literally hundreds of billions of dollars were passed through the Funds often for no more than a day or two at a time, skimming off hundreds of millions of dollars profit from the Funds. The Funds incurred substantial injury as a result of late trading and market

[1] The advisers, distributors and their affiliates are collectively referred to as the "Managers" or the "Fund Defendants."

[2] As discussed in Section XI *infra*, the terms "mutual fund" and "investment company" are not synonymous. The legal entities to which rights and obligations attach under the ICA, including Section 36(b), are the registered ***investment companies***. *See* 15 U.S.C. § 80a-3 (defining "investment company"). Typically, a fund family will have one, or only a few, investment companies in it, which in turn have issued multiple series of shares, or units, colloquially referred to as "mutual funds." Mutual funds are neither legal entities nor registered investment companies. For most purposes raised by these motions to dismiss, this distinction makes no difference; but on the issue of standing to sue, the distinction is crucial. For ease of reference, the Fund Derivative Plaintiffs use the term "Fund" to refer to all mutual fund investment companies, including all constituent series of mutual funds, that make up each family of mutual funds. Where appropriate, the plaintiffs will refer to the rights and obligations of "investment companies," rather than of the "mutual funds."

[3] The advisory, distribution and other agreements under which the Fund Defendants provided services to the Funds, as well as the Rule 12b-1 plans, are referred to as the "Management Contracts" or "Management Agreements."

timing, including dilution of the returns earned on the invested portion of the Funds, enormous transaction costs, and the huge outflow of capital from the Funds when long-term investors fled the mutual funds once they discovered the faithlessness of their fiduciaries. The Fund Derivative Plaintiffs also seek to recover damages for these injuries to the Funds.

By allowing and, in many instances, soliciting late and rapid trading privileges, the Fund Defendants maximized the fees paid to them by the Funds, and collected hundreds of millions of dollars more from the Traders and Broker-Dealers as a *quid pro quo* for letting the Funds be misused. The Fund Derivative Plaintiffs seek to recover these *quid pro quo* payments as well.

Since these Derivative Actions were commenced, twelve mutual fund families have settled claims brought by the Securities and Exchange Commission, the Attorney General of New York, and other state regulators. None of the regulators brought claims on behalf of the Funds and, consequently, none of the recoveries to date have earmarked allotment proceeds to the Funds. Despite these facts, the defendants would have the Court conclude that the Fund Derivative Complaints should be dismissed because the claims asserted in them have been discharged by the regulatory settlements.

These actions are the sole means by which the Funds can seek redress for the massive injuries they sustained as a result of late trading and market timing. The Fund Derivative Plaintiffs, on behalf of the Funds, should be permitted to press their well pled statutory and common law claims[4] against the Fund Defendants, the Broker-Dealer Defendants, and the Timer Defendants.

[4] By agreement of all parties, and as approved by the Court, state law claims are not addressed in these initial motions to dismiss.

FACTUAL BACKGROUND

Late trading and market timing reached their peak from approximately 2001 through 2003 – at about the same time as the financial markets were suffering huge losses incurred when the stock market collapsed in late 2000. The mutual fund management companies, faced with the prospect of declining fees on depressed assets, determined to make up their lost revenues by opening the Funds to harmful late trading and market timing in exchange for the additional fees that could be earned on the short-term assets and other agreements with the timers. That *quid pro quo* arrangement between the timers and the Managers, under which the Managers reaped hundreds of millions of dollars in fees, compensation, and other substantial payments, caused the Funds to lose billions of dollars to late trading and market timing.

The incremental advantage late traders and market timers have over long-term mutual fund investors is razor-thin. Consequently, to make the practice worth the risk of detection and prosecution, huge amounts of money were invested by late traders and market timers. In many of the mutual funds that were late traded or market timed, the ratio of shares purchased and sold – the vast bulk of which were timing trades – to the total number of shares outstanding ***exceeded 2,000, 3,000, or even 5,000 percent annually,*** dwarfing the average "turn over" ratio of just 10 to 25 percent for funds that were not timed. *See, e.g.*, Allianz Dresdner Compl. ¶¶ 398-399.

By 2001, if not earlier, late trading and market timing were widely known in the mutual fund community. The trading strategies had been the subject of numerous articles and trade journal reports. Compls.,[5] ¶¶ 64, 73-74. Indeed, as a 2004 Fortune article reported, "Clearly, ***by 2001 everyone connected with the fund industry had to know how crooked the business had***

[5] References to "Compls." are to the Consolidated Amended Fund Derivative Complaints filed in each of the sub-tracks in these consolidated cases (the "Complaints"). Allegations common to each of the fund families are set forth in the same numbered paragraphs in each of the Complaints.

become." *Id.*, ¶ 502(f)(emphasis added). The Trustees of the Funds could not have been unaware of the threat posed by these trading strategies. For reasons that remain unknown, despite the overwhelming evidence of such harmful activities in the Funds, the Trustees did nothing to prevent rampant timing in the Funds entrusted to their care.

Because late traders and market timers make strategic short-term purchases and sales, the money they deposited in the Funds was ***not*** invested by the portfolio managers. Instead, that money was held in liquid accounts so that it could be paid right back out to the timers.[6] Consequently, the hundreds of billions of dollars that moved through the Funds earned no income or investment return for the Funds. When the market timers and late traders withdrew their money from the Funds, however, they took with them a share of the daily profits earned by the ***entire*** Fund, including the invested money, as if their money had been invested along with all the other money in the Funds.[7] In other words, because timers took out profits that their deposits did not earn, they "diluted" the overall performance of the Funds. No profit was earned by the Funds on the timed money, but profits were taken out from the Funds when the timers withdrew their money.

Despite the obvious harm to the Funds – which, in addition to dilution, included enormous transaction and other costs – the Fund Defendants collected advisory, distribution, advertising, and other fees on the timers' money just as they did on every other dollar in the Funds. By allowing late trading and market timing, the Managers collected huge unearned fees on the billions of dollars of ***uninvested*** timing deposits. In addition, the Fund Defendants

[6] Market timers paid the ***exact same*** NAV per share as all other investors in the Funds. Late traders paid a day-old NAV, but their purchases did ***not*** affect the NAV paid by all other Fund investors.

[7] The Funds were ***directly injured*** by the withdrawal of unearned profit. That injury ***indirectly*** affected shareholders who ***remained*** in the Funds and shareholders who ***subsequently sold*** Fund shares.

entered into side agreements with the traders in exchange for giving them permission to time the Funds, under which timers made huge deposits – called "sticky assets" – in other funds they managed, which enabled the Managers to collect additional fees on those assets. There were other side agreements, such as financing arrangements, that generated yet more fees for the Fund Defendants. In some instances, the Managers participated or permitted their employees to participate in late trading and market timing themselves. The Managers did all this ***solely to maximize their own fees and revenue*** at the expense of the Funds. There is no plausible reason to allow timing and late trading other than naked self-interest and, indeed, defendants have offered none.

Each year during the period late trading and market timing occurred, the Managers, as required by law, sought approval of their Management Contracts, and the fees they charged, from the Trustees of the Funds. Under Section 15(c) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-15(c), the Managers were required to provide the Trustees information about the operation of the Funds so that the Trustees could evaluate the terms of the Management Contracts. The Trustees possessed a corresponding duty to secure and evaluate such information under Section 15(c). The Fund Derivative Plaintiffs allege that the Fund Defendants breached their duty to disclose such information and that the Trustee Defendants breached their independent duty to obtain and evaluate it. Thus, when the Trustee Defendants approved the Management Agreements each year, they claim they did not know that the Managers were collecting such fees under false pretenses, profiting at the expense of the Funds, and causing enormous harm to the Funds.

SUMMARY OF ARGUMENT

The Fund Derivative Plaintiffs bring these actions on behalf of the Funds and allege that the defendant Managers breached their fiduciary duties to the Funds by failing to disclose to the

Trustees that market timing and late trading were occurring in the Funds they managed and that they concealed their own participation in the scheme, in order to get approval of their lucrative Management Contracts year after year. The Fund Derivative Plaintiffs allege that defendant Trustees breached their fiduciary duties to the Funds by failing to employ readily available resources to uncover that information. This is the essence of the Fund Derivative Plaintiffs' claims.

The Fund Derivative Complaints state a cause of action under Section 36(b) of the ICA because the Fund Defendants, in order to maximize their own fees, and to the detriment of the Funds, failed to disclose material information about their role in the late trading and market timing scandal, which is a disabling conflict that is an automatic breach of trust. Having procured the advisory agreements by fraud, the Fund Defendants charged and collected excessive fees without performing any management or investment services for the timing money deposited into the Funds. Only the Fund Derivative Plaintiffs properly seek to recover hundreds of millions of dollars in fees and other compensation wrongfully paid to the Advisers and their affiliates for the breaches of their fiduciary duty in violation of the ICA.

Section 36(b) is a unique remedy under the ICA because it can be brought only by individual investors, and only on behalf of the Funds. It requires no pre-suit demand on the Trustees. Section 36(b) is applicable to all of the facts alleged here. The case law applying Section 36(b) expressly holds that this provision is violated whenever a management company misleads trustees into approving fee agreements without full disclosure, whenever it imposes transactions upon the Funds that injure the Funds to enhance its own fees, and whenever it seeks to extract fees from Funds for which no management services were provided.

The Fund Derivative Complaints state valid claims for breach of fiduciary duty under Sections 36(a) and 47 of the ICA. Defendants' argument to the contrary notwithstanding, Section 36(a) of the ICA permits private enforcement actions. Any management agreement that is ***made*** in violation of the ICA may be rescinded under Section 47, as may any advisory agreement that is ***performed*** in violation of the Act. Since the Management Agreements here were procured by fraud, they were made in violation of the ICA. Since the Fund Defendants encouraged or allowed late trading or market timing to maximize their own fees at the expense of the Funds, they performed the advisory agreements in violation of the ICA. In addition, Section 48 imposes liability upon all persons who control a primary violator of ***any*** section of the ICA.

The Fund Derivative Complaints also state claims under Sections 206 and 215 of the Investment Advisers Act ("IAA"). Section 206 of the IAA prohibits fraudulent, deceptive, or manipulative conduct toward the Funds. A shareholder may bring a private action for damages for a violation of Section 206. Section 215 confers a private right of rescission for all contracts made or performed in violation of any provision the IAA, including Section 206.

The settlements with the SEC, the NYAG, and other state regulators do not require the dismissal of any claims in the Fund Derivative Complaints. None of the regulators pursued claims on behalf of the Funds. None of the regulatory settlements purported to release any of the Funds' claims. None of the Funds has received ***any*** payment from the regulatory settlements. To the extent that the defendants ask the Court to consider the regulatory settlements as a set-off or reduction against any damages suffered by the Funds, all of the regulatory settlements expressly prohibit setting off the civil penalty portion of the settlements' penalties against any civil claims.

None of the claims asserted in the Fund Derivative Complaints need be dismissed because the plaintiffs did not make a pre-suit demand upon the Trustees. The Supreme Court has twice ruled that no pre-suit demand is required for a claim under Section 36(b) of the ICA. With respect to the plaintiffs' other claims, the plaintiffs have alleged that pre-suit demand was excused because the Trustees are exposed to a substantial likelihood of personal liability, which raises a reasonable doubt whether they could consider a demand with the appropriate degree of disinterest in order for their decision to be afforded the extraordinary protection of the business judgment rule. Courts in every relevant jurisdiction recognize that no pre-suit demand is required under such circumstances.

Finally, the Fund Derivative Plaintiffs' standing to assert these claims is not limited to the particular mutual fund series in which they own shares. In some cases, the mutual fund families are comprised of a single investment company – typically a master trust. In those cases, the plaintiffs unassailably have standing to assert the claims on behalf of the entire legal entity. In other cases, where the mutual fund families are comprised of more than one investment company – such as two or more master trusts – the derivative claims are asserted by plaintiffs in ***each*** of the trusts. The Fund Derivative Plaintiffs' standing to assert all those claims is similarly clear. Even in the cases where the plaintiffs own shares in fewer than all the investment companies that comprise a mutual fund family, the Fund Derivative Complaints establish that each of these fund families is, in effect, a de facto entity that can sue and be sued, including on a derivative basis.

LEGAL ARGUMENT

I. THE COMPLAINTS STATE A CAUSE OF ACTION UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT FOR THE BENEFIT OF THE FUNDS

A. Section 36(b) Provides A Private Right Of Action For Investors Suing On Behalf Of Their Funds, And Requires No Pre-Suit Demand

Section 36(b) of the ICA provides that investment advisers:

> shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or the receipt of payments of a material nature, paid by such registered investment company . . . to such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b).[8]

Claims under Section 36(b) may be enforced only by the SEC or a "security holder of such registered investment company ***on behalf of such company***, against such investment adviser, or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b)(emphasis added). Because such an action is to be brought on behalf of the investment company, it follows that all recovery belongs to the Fund.[9] No pre-suit demand is required because investment companies ***cannot bring the action themselves***; demanding that they bring such an action would be pointless. *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 534 n. 11, 540 (1984); *Kamen v. Kemper Fin. Sers., Inc.*, 500 U.S. 90, 108 (1991)(citing *Daily Income Fund*).

Although both the class and Fund Derivative Actions assert claims under Section 36(b), only these Fund Derivative Actions seek recovery ***on behalf of the investment companies***; the class actions improperly seek recovery on behalf of class members, which is ***not*** available under Section 36(b).

B. <u>The Fund Derivative Complaints State a Claim Under Section 36(b)</u>

The Fund Derivative Complaints allege that the Fund Defendants breached their fiduciary duties with respect to compensation by enriching themselves at the expense of the investment

---

[8] Section 2(a)(3) of the ICA defines "affiliated person" to include any company under control of the same person or entity as the adviser. 15 U.S.C. § 80a-2(a)(3). This definition includes the distributor, the transfer agent, the administrative services provider, and all the other fund family defendants in these actions (the "Fund Defendants" as they describe themselves).

[9] The Fund Defendants agree with this proposition. *See* Fund Defs. Omnibus Brief, p. 2 n. 3 ("recovery under Section 36(b) redounds to the Funds, not to individual shareholders").

companies, and then misleading the Fund Trustees when they sought renewal of their advisory and other compensation arrangements. Specifically:

- They allowed rampant market timing transactions in their funds, in many cases by actually peddling market timing "capacity" to brokers and other traders, and in some cases executives of the adviser engaged in these transactions themselves. Compls., ¶¶ 2, 69, 79.

- They engaged in this conduct in order to earn fees on the additional assets the market timers would cycle through the investment companies, even though they knew that their actions were costing the investment companies hundreds of millions of dollars. *Id.* at ¶ 4, 81-83.

- They did not disclose these conflicts of interest to the "unaffiliated" investment company trustees. Instead, they repeatedly asked them to renew the management agreements, while representing that they were diligently enforcing laws, rules and policies designed to prevent market timing and late trading. *Id.* at ¶ 9.

- By lying and concealing what they were doing, the fund family defendants were able to obtain excessive, illicit and unearned fees from the investment companies. *Id.*, ¶ 12.

This course of conduct, repeated with minor variations in all the fund families, is not mere "mismanagement," as defendants claim. It represents the most egregious and widespread breach of fiduciary duty in the history of the mutual fund industry.

1. The Fund Defendants Breached Their Fiduciary Duty Under Section 36(b) To Disclose All Material Facts, Including All Conflicts of <u>Interest Concerning their Fees</u>

The leading case discussing the duty of an adviser and its affiliates to disclose material information relating to management agreements is *Galfand v. Chestnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). In *Galfand,* the adviser failed to disclose that its proposed revision to the advisory agreement to raise the expense ratio would deprive the investment company of future fee rebates. The adviser falsely claimed that it was in such dire financial straits that it might go out of business unless the expense ratio cap was increased. 545 F.2d at 810. The Second Circuit held that these material misrepresentations and omissions violated Section 36(b) of the ICA:

> Congress, in imposing a fiduciary obligation on investment advisers, plainly intended that their conduct be governed by the traditional rule of undivided loyalty implicit in the fiduciary bond. It is axiomatic, therefore, that a self-dealing fiduciary ***owes a duty of full disclosure*** to the beneficiary of his trust. Former Chief Judge Friendly stated the principle succinctly:
>
>> under the scheme of the Investment Company Act an investment adviser is "***under a duty of full disclosure*** of information to . . . unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund" a situation which occurs much more frequently in the relations between a mutual fund and its investment adviser than in ordinary business corporations.

545 F.2d at 811 (quoting *Fogel v. Chestnutt*, 533 F.2d 731, 745 (2d Cir. 1975), *cert. denied*, 429 U.S. 824 (1976))(internal citations and quotations omitted)(emphasis added). The Second Circuit upheld the claim without finding that the requested expense cap would be excessive. The Court concluded that an undisclosed conflict that ***might*** have affected the fee was sufficient to state a claim under Section 36(b). *Id.* at 814.

In *Gartenberg v. Merrill Lynch Asset Management, Inc*, 694 F.2d 923 (2d Cir. 1982), the Second Circuit confirmed its prior decision in *Galfand*, but found that, unlike the adviser in the earlier case, Merrill Lynch had made "an adequate disclosure of the pertinent facts" to the mutual funds' trustees, thus satisfying its obligation under Section 36(b). *Id.* at 927. The Second Circuit noted that a claim would lie under the statute if the plaintiff had been able to establish that the adviser withheld information that would have "give[n] the Funds' trustees a sound basis for negotiating a lower Manager's fee." *Id.* at 932. Because no such information had been withheld, the Court proceeded to consider whether the fee was "excessive" under its oft-quoted six-factor test. *Id.* at 930-33.

Notwithstanding the Second Circuit's decisions in *Galfand* and *Gartenberg*, the Fund Defendants argue that a claim lies under Section 36(b) only if the Managers charged fees that were so grossly excessive they could not have been the result of arm's-length negotiations with the independent Trustees. To support their argument, the defendants cite the Fourth Circuit's decision in *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001), where the plaintiff claimed that the adviser violated Section 36(b) by charging higher fees than its industry peers while producing worse performance results. Because Migdal did not allege that the adviser withheld any information from the trustees, the Fourth Circuit considered only whether the fee was "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.* at 326. Thus, *Migdal* was ***not*** a failure to disclose case, as these cases are.

Migdal also argued that he stated a claim under Section 36(b) because he alleged that the independent trustees were not "disinterested" within the meaning of the ICA. In considering that argument, the Fourth Circuit described the *Galfand* holding in a footnote as follows:

> *Galfand* interpreted Section 36(b) to provide a cause of action against an investment adviser for inadequate disclosure of information regarding a fee agreement, which permitted the investment adviser to obtain a higher, unjustified fee. Thus, *Galfand* was about the excessive fees which ensued from the fee arrangement, not about the disinterestedness of the independent directors.

248 F.3d at 329 n. 2.

As the Fourth Circuit noted, *Galfand* holds that Section 36(b) provides a private right of action against an adviser for breach of the duty of candor – as the plaintiffs have asserted here – but ***not*** for the alleged lack of disinterestedness of the board, as Migdal alleged. To emphasize the focus of the decision in *Galfand*, the Fourth Circuit noted, "*Galfand* cannot be read to expand the scope of the private right of action under Section 36(b)" to cases challenging a board's *disinterestedness. Id.*

The Fund Defendants ask the Court to read this sentence from *Migdal* as though the Fourth Circuit rejected the decision in *Galfand* and denied a claim that *Galfand* expressly allowed. Fund Defs. Br. at 7-8. To do so elevates words out of context without regard for the substance of the Fourth Circuit's holding. Courts are "bound by holdings, not language." *Alexander v. Sandoval*, 532 U.S. 275, 282 (2001). Nothing in the ***holding*** in *Migdal*, nor in the Fourth Circuit's description of *Galfand*, precludes a Section 36(b) claim for breach of the duty of candor.

Viewed in its proper context, the Fourth Circuit's comment about the holding in *Galfand* does not deny that a claim may be asserted under Section 36(b) for an Adviser's failure to disclose all material information when seeking approval of its advisory agreement from the Trustees. Such a claim has never been rejected by any court since either before or after *Galfand.*

To the contrary, the importance of this disclosure obligation has been emphasized frequently by courts as critical to the effective monitoring of adviser conflicts of interest under Section 36(b). *See, e.g., Green v. Fund Asset Mgmt., L.P.,* 147 F. Supp. 2d 318, 329 n. 6 (D.N.J. 2001), *aff'd,* 286 F.3d 682, 686 (3d Cir. 2002)("Section 36(b) was designed to strengthen the ability of unaffiliated directors to gauge the propriety of advisory conduct"); *Papilsky v. Berndt,* No. 71 Civ. 2534, 1976 U.S. Dist. LEXIS 14442 (S.D.N.Y. June 24, 1976).

In *Papilsky*, for example, the court noted:

> The effective performance of this crucial watchdog role depends on the flow of information to these directors from the affiliated directors. Thus, both the First and Second Circuits have recognized that "an investment advisor is 'under a ***duty of full disclosure of information*** to . . . unaffiliated directors in every area where there is even a possible conflict of interest between their interests and the interests of the fund.'"

1976 U.S. Dist. LEXIS 14442, at *44 (citing *Fogel*, 533 F.2d at 13356, and quoting *Moses v. Burgin*, 445 F.2d 369, 376 (1st Cir. 1971), *cert. denied*, 404 U.S. 994 (1971)).

In *Moses v. Burgin,* 445 F.2d 369, 372 (1st Cir. 1971), an adviser failed to disclose to the directors that some of the brokerage commissions being paid by the funds could be "recaptured" and credited against its advisory fees. The adviser concealed this information so that it could continue to steer the rebated commissions to brokers who were selling shares of the fund to investors. *Id.* at 377. By promoting the sale of fund shares, the adviser was seeking to increase the assets invested in the fund, and thus its own advisory fees. The adviser's interest in using the rebated commissions to promote sales of fund shares was in direct conflict with the interest of the funds in recapturing these commissions for themselves. The First Circuit held that the adviser breached its duty of candor by failing to disclose the conflict:

> Management defendants were under a duty of full disclosure of information to these unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund. This duty could not be put more clearly than was stated by the SEC in 1965:
>
> The Investment Company Act's requirement as to unaffiliated directors, if its purposes are not to be subverted, carries with it the obligation on the part of the affiliated directors, and the investment adviser itself, to insure that unaffiliated directors are furnished with sufficient information so as to enable them to participate effectively in the management of the investment company. *Imperial Financial Services, Inc.,* CCH Fed. Sec. L. Rep. para. 77,287 at 82,464 (SEC 1965).
>
> . . . If management does not keep these directors informed they will not be in a position to exercise the independent judgment that Congress clearly intended.
>
> In sum, we can only conclude that the Management defendants saw a question, that they knew it to be in an area where there was a conflict between their personal interests and the direct interests of the Fund treasury, and that they did not inform the unaffiliated directors or submit it to their consideration. . . .
>
> By intentionally pursuing a course of non-disclosure these defendants made the effective functioning of the mechanism protecting [the] Fund from their overreaching impossible.

Id. at 377, 378, and 384.

The Fund Derivative Complaints clearly allege the requisite direct link between defendants' misrepresentations and concealment and the approval of advisory and other fee agreements with the Fund Defendants. These Complaints allege that when the Managers sought approval of their fees, and at other times, the Fund Defendants did not disclose that they were permitting, and in some cases actively participating in, market timing and late trading in Fund shares, and were thereby inflating their fees, causing significant losses to the Funds. The Fund Defendants continued the charade that their "market timing police" and other enforcement mechanisms were preventing harmful and illegal trading in Fund shares. Compls., ¶¶ 3, 4, 9, 12; *see also* Putnam Compl., ¶¶ 289-299.

These misrepresentations and concealments led directly to the Fund Defendants' receipt of compensation and, indeed, in the words of *Migdal,* enabled the Managers to obtain "higher, unjustified fee[s]" which would no doubt have been far lower had the Fund Defendants not engaged in deception concerning the nature of the "services" they were providing. Had the Trustees known the truth, they would never have approved the agreements presented to them. They could have refused to do business with these corrupt Managers altogether – which is exactly what millions of investors did when they learned of this misconduct, pulling billions of dollars out of these mutual fund families in a gigantic showing of "no confidence."[10] At a minimum, as the court held in *Gartenberg,* these deceptions deprived the independent Trustees of information "of sufficient substance to give the Funds' trustees a sound basis for negotiating a lower Manager's fee." 694 F.2d at 932. Indeed, had the truth been disclosed, the resultant fee reductions would have been drastic. Consequently, the Fund Defendants' "breaches of fiduciary

[10] *See, e.g.*, Putnam Compl., ¶¶ 334-335.

duty with respect to the receipt of compensation" enabled them to obtain approval of unjustified fees that were drastically higher than they otherwise would have been. 15 U.S.C. § 80a-35(b).

There can be no question that the information withheld from, and misrepresented to, the Trustees was highly material. It related directly to conflicts of interest besetting the Managers; it related to the manner in which they were earning their fees; and, perhaps most importantly, it spoke volumes about their ***integrity*** in carrying out their fiduciary duties to protect and promote the interests of the Funds above all else. *Gebhardt v. ConAgra Foods, Inc.*, 335 F.3d 824, 830 (8th Cir. 2003) (management's integrity and competence held material in securities fraud claim); *Krauth v. Executive Telecard, Ltd.*, No. 94 Civ. 7337, 1994 U.S. Dist. LEXIS 15255, at *21 (S.D.N.Y. Oct. 21, 1994)(proxy statement must disclose facts relating to integrity because "[i]ssues of management integrity are central to the election of directors, and . . . [such information] is material to the discharge of their fiduciary obligations"); *SEC v. Jos. Schlitz Brewing Co.*, 452 F. Supp. 824, 830 (E.D. Wis. 1978)("the question of the integrity of management gives materiality to the matters . . . that should have been disclosed"); s*ee also Ross v. Warner*, No. 77 Civ. 243, 1980 U.S. Dist. LEXIS 15622, at *20 (S.D.N.Y. Dec. 12, 1980) (for purposes of a 10b-5 claim, details of corporation arranging domestic and foreign bribes were material to the integrity of management and should have been disclosed); *In re NTL Inc. Sec. Litig.*, 347 F. Supp. 2d 15, 25-26 (S.D.N.Y. 2004) (for purposes of a 10b-5 claim, "[t]he dishonesty inherent in manipulating customers to inflate reported results has independent significance because it reflects on the integrity of management").

The Complaints allege that critical facts were misrepresented and concealed from the Trustees while the Management Agreements were being negotiated, and throughout the performance of the contracts. This course of conduct violates Section 36(b) of the ICA.

2. <u>The Plaintiffs Have Pled Sufficient Facts To State A Claim That The Fees Paid Were Excessive</u>

In addition to pleading that the Managers misled the independent Trustees by failing to disclose their conflicts of interest and that their conflicts of interest injured the Funds, the Complaints also allege that the fees paid to these defendants were "excessive." The Fund Defendants argue that the facts alleged are insufficient, as a matter of law, to establish that the fees were excessive, insisting that the Complaints must include a comprehensive analysis of the fees paid in relation to the overall services rendered. *See* Fund Defs. Brief, pp. 7-8.

The defendants argue that this approach is mandated by *Gartenberg*, which set forth criteria for considering whether an advisory fee is "excessive."[11] However, the six-factor *Gartenberg* test may be applied ***only after "the complete evidentiary record has been established***." *Millenco, L.P. v. meVC Advisors, Inc.*, No. 02-142-JJF, 2002 U.S. Dist. LEXIS 19512, at *10 (D. Del. Aug. 21, 2002)(emphasis added); *Wicks v. Putnam Inv. Mgmt., LLC,* No. 04-10988-GAO, 2005 U.S. Dist. LEXIS 4892 (D. Mass. March 28, 2005).[12] In *Wicks*, the district court recently held that Federal Rule of Civil Procedure Rule 8(a) applies to claims under Section 36(b), requiring only a short, plain statement of the claim. The exactitude demanded by the Fund Defendants is not consistent with notice pleading under Rule 8(a).

It is not necessary for plaintiffs, at this stage, to provide detailed facts satisfying the *Gartenberg* factors. All that is required is to allege facts that give rise to an inference that the fees charged could not possibly be the "product of arm's-length bargaining." Of course, the fees and other compensation paid to the Advisers here could not possibly have been the result of

[11] *Gartenberg* was decided on appeal after a trial on the merits. 694 F.2d at 927.

[12] *See also Krantz v. Fidelity Mgmt. & Research, Co.*, 98 F. Supp. 2d 150, 159 (D. Mass. 2000) (denying defendant's motion to dismiss 36(b) claim when defendant had not yet produced documents relevant to the claim).

arm's length bargaining here because the touchstone of arm's length bargaining is the disclosure of all material information. *In re Papercraft Corp.*, 187 B.R. 486, 500 (W.D. Pa. 1995) (disclosure of relevant information is "an essential earmark of an arms length transaction"), *rev'd on other grounds*, 211 B.R. 813 (W.D. Pa. 1997).

The Complaints allege that the Fund Defendants presided over massive late trading and market timing irregularities, and that the compensation they received included hundreds of millions of dollars derived from uninvested timing money they allowed to flow through the Funds – siphoning profits ***from*** the Funds, but earning no profits ***for*** the Funds (¶¶ 3,4). In so doing, the defendants provided no investment service with respect to hundreds of billions of timing dollars. Nonetheless, the Advisers received the same fee on the timing dollars – which they did not invest for the benefit of the Funds – as they received on the money they did invest.

Unearned fees are *per se* excessive. *Migdal*, 248 F.3d at 329 (cases applying Section 36(b) have focused on "disproportionate, excessive, *or* ***unearned*** fees")(emphasis added). For example, in *Millenco,* 2002 U.S. Dist. LEXIS 19512, at *5, the adviser neglected to invest a substantial portion of the proceeds of an IPO, letting the funds sit idle in cash accounts. Nonetheless, the adviser included the uninvested cash balance in the total fund assets, on which the adviser computed its fees. The district court held that the plaintiff stated a claim under Section 36(b) by alleging that the adviser "received a substantial fee from this uninvested cash." *Id.*, at *10. This, of course, is precisely what occurred in these cases.

Similarly, in *Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 94 (S.D.N.Y. 1989), the district court refused to dismiss an action under Section 36(b) alleging that the adviser continued to receive advisory fees at the contractual rate even after it liquidated the fund's stock portfolio and the fund's assets were invested solely in short-term money market instruments. Once again, the district court held that under such advisory fees were excessive.

These cases are no different than *Millenco* and *Potomac Capital Markets*. As in those cases, the plaintiffs here allege that the fess were "excessive" in violation of Section 36(b) because the Managers collected fees on the huge sums they did not invest.

3. <u>The Cases Cited By Defendants Are Not To The Contrary</u>

Defendants argue that there are "only two" appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal* and *Krantz* and that both hold that the *only* way to plead a cause of action under Section 36(b) is to plead facts showing that the entire fee is "excessive" in light of the overall services rendered. Fund Defs. Br. at 7. As demonstrated above, that argument is wrong.

All the cases cited by defendants embodied "garden variety," conclusory excessive fee claims of the type rejected in *Migdal* and *Krantz, i.e.,* that fund performance had been too lackluster to warrant such large fees. *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, No. 03 Civ. 5710, 2004 U.S. Dist. LEXIS 8573 (S.D.N.Y. May 12, 2004), and *Levy v. Alliance Capital Management,* No. 97 Civ. 4672, 1998 U.S. Dist. LEXIS 16749 (S.D.N.Y. Oct. 26, 1998), are more of the same. (Def. Br. at 8-9). None of those cases involved fees earned on uninvested mutual fund assets.

The Fund Defendants also cite *Benak v. Alliance Capital Management L.P.,* No. 01-5734, 2004 U.S. Dist. LEXIS 12231, at *22 (D.N.J. Feb. 9, 2004) to support their argument that Section 36(b) does not apply to acts of mismanagement committed by advisers in the course of rendering advisory services. In *Benak*, the plaintiffs brought a Section 36(b) claim based on the adviser's poor judgment in holding onto its investments in Enron for too long. The Fund Derivative Plaintiffs do not deny that Section 36(b) does not permit a claim for mismanagement.

They have not alleged mismanagement by the advisers in how they invested the Funds' assets, as the plaintiffs alleged in *Benak*. Rather, the Fund Derivative Plaintiffs allege that the advisers and their affiliates were dishonest in securing the approval of their Management Contracts each year by not disclosing that they allowed the Funds to be harmed by billions of dollars in late trading and market timing solely to increase their own compensation. *Benak* has nothing to do with the Managers' deception in these cases.

The defendants also rely on *Green v. Fund Asset Management, L.P.*, 286 F.3d 682 (3rd Cir. 2002), but upon examination that case actually supports the plaintiffs' claims here. In *Fund Asset Management*, the adviser issued preferred stock in the fund and invested the proceeds of those sales in low-grade bonds paying high rates of interest. *Id.* at 683-84. But the income earned on the junk bonds was higher than the interest paid out on the preferred stock, the fund would profit, but if the return on the bonds was lower than the interest paid to the preferred stockholders, the fund would suffer a loss.

The plaintiff alleged that the arrangement was a "per se" violation of Section 36(b) because it created a built-in conflict of interest for the adviser: whether or not market conditions made it advantageous for the investment company to issue more preferred stock, it was ***always*** in the adviser's interest to do so because that would increase the total assets in the fund, and would thereby inflate its advisory fee. After the close of discovery, the defendants moved for summary judgment, which was granted. The Third Circuit affirmed, holding that the plaintiffs did not prove their claim under Section 36(b) because they "have not pointed to any instance . . . when the advisors improperly failed to de-leverage the Funds in order to maximize their fees." *Id.* at 686.

Here, by sharp contrast, the plaintiffs have alleged that the sole reason why the Fund Defendants allowed timing was to maximize their fees. Compl. ¶¶ 81-82, 88-89. The Third Circuit also rejected the Section 36(b) claim because the plaintiffs "have not alleged any actual damages . . . the Fund suffered as a result of any improper decision by the Funds' investment advisers." *Id.* at 686. Again, by sharp contrast, the plaintiffs have alleged that the Funds suffered huge injury as a result of the late trading and market timing, to say nothing of the enormous, excessive fees that were paid to the advisers and their affiliates. Compl., ¶¶ 9, 13, 251-263.

In short, *Fund Asset Management* supports the proposition that where, as here, advisers deliberately take action that inflates their fees but hurts the funds, they have violated Section 36(b).

None of the cases defendants cite supports the idea that advisers can misrepresent or withhold facts when seeking approval of advisory contracts; that they can conceal facts concerning conflicts of interest; that where conflicts exist they can choose to inflate their fees at the expense of their funds; or that fees secured on uninvested or corruptly secured funds are not "excessive". For defendants to prevail here, this Court would have to become the first and only court to hold that such conduct, as a matter of law, does *not* violate the "fiduciary duty" imposed by Section 36(b).

C. The Investment Companies Are Entitled to Recover Their "Actual Damages" Caused By These Violations

Section 36(b)(3) of the ICA provides that:

> Any award of damages against such recipient [of compensation or other payments] shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received from such investment company, or the security holders thereof, by such recipient.

15 U.S.C. § 80(a)-35(b)(3). The Fund Derivative Plaintiffs seek to recover all the fees, compensation, and other payments received by the Managers – including the sums they earned on the "sticky" assets and from other arrangements with timers, facilitators, and other in exchange for allowing the Funds to be late traded and market timed, for the one-year period prior to the first filings in the Fund Derivative Actions.

In their supplemental briefs some of the defendants ask the Court to go beyond the statutory requirements and to rule, as a matter of law and ***without any factual record,*** that the "actual damages" here cannot exceed the losses directly inflicted on the investment companies as a result of the market timing and late trading – and that those funds that were not timed or late traded could not have suffered "actual damages." However, at trial, the evidence will show that the financial losses caused by market timing and late trading were spread throughout the fund families and were not confined to the specific funds that were the targets of the scheme.[13]

Moreover, plaintiffs allege and will be able to establish, at trial, that the fees charged to all Funds – not just the timed and late traded ones – were maintained at artificially high levels because the Fund Defendants concealed their schemes from the Trustees. There is not the slightest doubt that this pattern of illegal and improper conduct affected the entire fund family fee structure and that, had it been disclosed to the Trustees, would have affected their negotiation of all the advisory, distribution and other agreements within each mutual fund family. The nature and extent of those injuries can be determined only at trial, on a full factual record.

A motion to dismiss at the outset of a case, without any factual record to establish what

[13] For example, many of the transaction costs associated with timing trades are imposed upon all funds in the same trust, not just the particular fund series. In addition, the flight of shareholders from the Funds affected all series in each fund family. Outraged long-term investors did not limit their loss of confidence in the management companies to just those funds were late trading or market timing occurred.

the "actual damages" were, is not an appropriate time for the Court to draw lines in the sand or to pass judgment on any particular methodology for the calculation of damages. *See McBee v. Delica Co., Ltd.*, No. 02-198-P-C, 2004 U.S. Dist. LEXIS 23415, at *13 (D. Me. Aug. 19, 2004) ("[w]hether . . . evidence will be sufficient to result in an award of damages is not relevant to consideration of a motion to dismiss"); *Muller v. M.D. Sass Assoc. Inc.*, No. 91-3762, 1992 U.S. Dist. LEXIS 5736, at *24 (D.N.J. Apr. 22, 1992) (discussion of the measure of damages was "premature" when considering a motion to dismiss); *Rodriguez v. Chandler*, 641 F. Supp. 1292, 1298 (S.D.N.Y. 1986), *aff'd*, 841 F. 2d 1117 (2d Cir. 1988)(same). This is particularly true because there is no legal authority defining "actual damages" under Section 36(b).

II. THE FUNDS HAVE A PRIVATE RIGHT OF ACTION UNDER SECTION 36(a) OF THE ICA

The Fund Defendants do not deny that certain defendants breached their fiduciary duties in violation of Section 36(a) of the ICA. Rather, they argue that no private right of action exists under the statute, and therefore these violations cannot be remedied in these cases.[14] Fund Defs. Br. at 39. Defendants' argument ignores over forty years of authority holding that a private right of action exists under Section 36 for breach of fiduciary duty. *See, e.g., Esplin v. Hirschi,* 402 F.2d 94, 103 (10th Cir. 1968), *cert. denied,* 394 U.S. 928 (1969); *Levitt v. Johnson*, 334 F.2d 815, 819 (1st Cir. 1964), *cert. denied*, 379 U.S. 961 (1965); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963); *Brown v. Bullock,* 294 F.2d 415, 418 (2d Cir. 1961). No appellate court has ever held that a private right of action does not exist under Section 36(a). The Fund Defendants cite a single unreported district court decision, *Chamberlain v. Aberdeen Asset Mgmt, Ltd.*, 02 CV 5870, 2005 U.S. Dist. LEXIS 2023 (E.D.N.Y. 2005), for the

[14] The Fund Derivative Plaintiffs incorporate by reference the Class Plaintiffs' Opposition to the Fund Defendants' Motion to Dismiss the Class Plaintiffs' Section 36(a) claims.

proposition that no private right of action exists. The decision in *Chamberlain* is inconsistent with the overwhelming weight of judicial authority.

After the appellate cases cited above were decided, Congress amended Section 36 in 1970 and again in 1980. When Congress added sub-section (b) to the statute in 1970, it did ***not*** amend the original statute to negate the private right of action, despite the fact that at least four federal Courts of Appeals recognized a private right of action under Section 36 (the precursor to Section 36(a)). When Congress amended the statute again in 1980, it once again left the private right of action intact. This amounts to a congressional endorsement of the private right of action. *See Olmstead v. Pruco Life Ins. Co.,* 134 F. Supp. 2d 508, 516 (E.D.N.Y. 2000), *aff'd,* 283 F.3d 429 (2d Cir. 2002)(citing *Cannon v. Univ. of Chicago*, 441 U.S. 677, 698-99 (1979)).[15]

The Fund Defendants argue that the 1970 amendments to the ICA are a repudiation of the private right under Section 36(a), because the amendment added sub-section 36(b), to which an express private right of action was attached. The defendants argue by inference that, because Section 36(a) does ***not*** expressly confer a private right of action, Congress must have intended to wipe it out.

Every court that has considered that argument has rejected it. For example, in *Tannenbaum v. Zeller,* 552 F.2d 402 (2d Cir. 1977), the Second Circuit held that Congress did not repeal the private cause of action under Section 36(a) when it added Section 36(b):

[15] The defendants cite *Olmstead v. Pruco* as support for their argument. However, that case was not decided under Section 36(a). Rather, in *Olmstead*, the court declined to recognize a private right of action under Sections 26 and 27 of the ICA. 134 F. Supp. 2d at 514. ***No*** court had ever recognized a private right of action under those sections. Therefore, in *Olmstead*, the court was writing on a clean slate, with no congressional action to indicate an intent to recognize a private right of action. Here, of course, Congress did not amend the statute even though at least four courts had already recognized a private right of action.

> Congress did ***not*** intend this modification to abrogate the private action already recognized under the Act for other types of breach of fiduciary duty.

Id. at 417 (emphasis added). In *In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 539-45 (D. Del. 1994), the district court held that Congress, by amending the ICA in 1970 and 1980 without eliminating the private right, had in effect endorsed it. In support of that conclusion, it quoted the congressional record relating to the 1980 amendments: "in appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be ***remedied under Section 36(a)*** of the Investment Company Act." *Id.* at 539-45 (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980))(emphasis added). *See also McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Ca. 1998)(same), *aff'd in part and rev'd in part on other grounds*, 262 F.3d 923 (9th Cir. 2001); *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 798 (S.D.N.Y. 1997)(same); *Seidel v. Lee,* No. 93-494, 1994 U.S. Dist. LEXIS 21534 (D. Del. Oct. 14, 1994)(upholding claim under Section 36(a)).

III. THE FUND DERIVATIVE PLAINTIFFS HAVE STATED A CLAIM UNDER SECTION 47 OF THE ICA

A. The Management Agreements Are Void Because They Were Procured In Violation Of The ICA

Section 47 of the ICA expressly provides for rescission of any agreement "that is made, or whose performance involves, a violation of" the ICA. 15 U.S.C. § 80a-46. Plaintiffs seek to rescind the Management Agreements and allege that they were procured through fraud in violation of the ICA, because the Fund Defendants breached their duty of candor by failing to disclose, at the time they sought approval of the Management Agreements, that they allowed the Funds to be late traded and market timed solely for their own gain, and intended to continue to do so after entering into the contract. Therefore, the Management Agreements were made in violation of Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), which requires the Managers to disclose all information that reasonably may be necessary for the Trustees to evaluate the proposed agreements. Compls., ¶¶ 607-11, 635. The Fund Defendants' knowing concealment of their conflict even as they were negotiating the agreements, and knowing concealment of their intention to continue acting in their own self interest, and to the detriment of the Funds, constitutes a breach of their fiduciary duties under Sections 36(a) and (b) of the ICA. Thus, each of the Management Agreements at issue in the Fund Derivative Actions is alleged to be ***made*** in violation of the ICA. *See Brown v. Bullock*, 194 F. Supp. 207, 232 (S.D.N.Y. 1961), *aff'd*, 294 F.2d 415 (2d Cir. 1961) (proxy contract fraudulently procured in violation of the ICA is void under Section 47).

Courts traditionally look to Section 29 of the Securities Exchange Act of 1934 for guidance when interpreting Section 47. Most courts hold that contracts induced by fraud in violation of the Exchange Act are voidable under Section 29 of that statute. *See, e.g., Kidder Peabody & Co., Inc. v. Unigestion Int'l, Ltd*, 903 F. Supp. 479, 498 (S.D.N.Y. 1995)(contracts to purchase securities induced through fraud are "unlawful contracts" voidable under Section 29).

B. The Management Agreements May Be Rescinded Because The Fund Defendants Breached Their Fiduciary Duties While Performing The Agreements

Plaintiffs also allege that the Fund Defendants' ***performance*** of the Management Agreements violated the ICA because they encouraged or permitted late trading and market timing to injure the Funds solely to maximize their fees. Compls., ¶¶ 81-82. 88-89, 636. The Fund Defendants argue that the Section 47 claim must be dismissed because the Management Contracts are not unlawful on their face, even though they may have been performed unlawfully. Fund Defs. Br. at 35. The defendants cite three cases interpreting Section 29(b) of the Exchange Act in support of their argument none of which require dismissal of plaintiffs' Section 47 claim.

In *Drasner v. Thomson McKinnon Securities, Inc.*, 433 F. Supp. 485 (S.D.N.Y. 1977), the plaintiff sought to rescind a series of call options[16] he wrote through his broker, Thomson McKinnon, because he claimed it was unlawful for the broker not to have required him to deposit security for potential losses. There was nothing unlawful about the agreement between Drasner and Thomson McKinnon; it was a lawful brokerage account. Nor was there anything unlawful about Thomson McKinnon's performance of the brokerage agreement: the law permitted Drasner to write the options without a "margin" requirement. Here, by contrast, plaintiffs allege that the contracts were unlawfully procured and unlawfully performed.[17]

Zerman v. Jacobs, 510 F. Supp. 132, 135 (S.D.N.Y. 1981), *aff'd*, 672 F.2d 901 (2d Cir. 1981) and *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 200-01 (3d Cir. 2001) both held only that Section 29(b) of the Exchange Act does not permit a party to rescind unlawful ***transactions***, only unlawful ***contracts***. Here, plaintiffs seek rescission of the advisory ***agreements***, not the timing transactions themselves.

This case is closer to *Regional Properties Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982). In *Regional Properties*, the Fifth Circuit allowed two real estate entrepreneurs to seek to rescind agreements with their real estate broker, who sold real estate limited partnership interests to them without having registered with the SEC as a broker-dealer, in violation of the Exchange Act. Even though the agreements were ***"perfectly lawful on their face"*** *(Id.* at 561 (emphasis added)), the Fifth Circuit upheld the claim, holding that Section

[16] The call options gave the purchasers the right to acquire the target stocks from Drasner at stated prices if the prices of the stocks rose in the market. 433 F. Supp. at 488-89.

[17] Several courts have questioned *Drasner*. *See, e.g.*, *Rhoades v. Powell*, 644 F. Supp. 645, 664 (E.D. Cal. 1986) *aff'd*, 961 F.2d 217 (9th Cir. 1992) ("it is difficult to conclude that the court in *Drasner* correctly interpreted the section"); *Regional Properties, Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982)("A statute that voided only contracts by which persons have agreed in express to violate the Act would be so narrow as to be a waste of the congressional time spent in its enactment.")

29(b) of the Exchange Act permitted rescission of agreements that are "illegal when made ***or as in fact performed***." *Id.* (emphasis added).

Because the Management Contracts were induced by misrepresentations or omissions of material fact concerning the Fund Defendants' management of the Funds, and because they breached their fiduciary duties to the Funds while they were managing the Funds under the contracts, the Complaints state a claim for rescission under Section 47 of the ICA.

IV. FUND DERIVATIVE PLAINTIFFS ASSERT VALID CLAIMS FOR CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE ICA

The plaintiffs allege valid claims for "control person" liability under Section 48 of the ICA against the parent companies that controlled the advisers and their affiliates, and the officers and trustees who engaged in or were directly implicated in permitting and facilitating market timing in the Funds. Compl., ¶¶ 644-648. Section 48 of the ICA imposes secondary liability on one who controls any person who violated another provision of the ICA. *See* 15 U.S.C. § 80a-47. Thus, stating a valid claim for a primary violation of the ICA carries with it a valid claim for secondary liability against the control persons of the primary violator.

The Fund Defendants claim, without authority, that there is no private right of action under Section 48. Fund Defs. Br. at 37, n. 37. The law is to the contrary. Courts generally assume without question that a private right of action exists against control persons wherever a valid claim for a primary violation of the ICA is asserted. *See, e.g., In re ML-Lee Acquisition Fund II,* 848 F. Supp. at 538-546 (assuming such a private right under Section 48 for control person liability after finding that private right of action exists under Sections 17(j), 36(a), and 57 of the ICA). It would be anomalous to deny a right of action against a control person under Section 48 where there is a private right of action against the primary violator. *See Jerozal v. Cash Reserve Mgmt., Inc.* No. 81 Civ. 1569, 1982 U.S. Dist. LEXIS 16566, at *49 (S.D.N.Y.

Aug. 10, 1982) ("Having recognized both express and implied rights under some other sections of the 1940 Act, it appears only logical to give effect to section 48(a).")

In their motion to dismiss the class action, the Fund Defendants argue that Section 48 secondary liability will attach only if there is "culpable participation" by the secondary violators. The federal securities law violations alleged by the class plaintiffs are fraud claims governed by the specificity requirements of Rule 9(b) of the Federal Rules. In contrast, the Fund Derivative Plaintiffs' primary and secondary liability claims under Sections 36(a), 36(b), 47, and 48 of the ICA need only satisfy the notice pleading requirements of Rule 8. The Fund Defendants do ***not*** argue otherwise. Thus, to state a claim under Section 48, the plaintiffs need only allege a primary violation of the ICA and facts of control. *See In re Royal Ahold N.V. Secs. & ERISA Litig.*, 351 F. Supp. 2d 334, 408 (D. Md. 2004)(facts of control need only be pled under Rule 8). It is not necessary for the Fund Derivative Plaintiffs to allege detailed facts of "culpable participation" in order to make out a claim for secondary liability. *Id.*[18]

Because plaintiffs allege valid claims for primary violations of Sections 36(a), 36(b), and 47, they also state a valid claim for secondary liability of control persons under Section 48.[19]

[18] The Fund Defendants make the absurd argument that Section 48 control person liability for a primary violation of Section 36(b) is inconsistent with the express provisions of Section 36(b) limiting liability to the Advisers and their affiliates and 36(b)(3) limiting liability to the recipient of compensation. While Section 36(b) expressly states who may be a ***primary*** violator, the statute does not prohibit the control persons of ***those*** entities from being ***secondary*** violators. The statute also does not restrict liability to ***direct*** recipients of compensation. *See Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977)(Section 36(b) does not limit actions to direct recipients of compensation).

[19] The Fund Defendants make the absurd argument that Section 48 control person liability for a primary violation of Section 36(b) is inconsistent with the express provisions of Section 36(b) limiting liability to the Advisers and their affiliates. While Section 36(b) expressly states who may be a ***primary*** violator, the statute does not prohibit the control persons of ***those*** entities from being ***secondary*** violators. *See Halligan*, 434 F. Supp. at 1084 (Section 36(b) does not limit actions to direct recipients of compensation).

V. QUESTIONS RELATING TO THE FACT OR MEASURE OF DAMAGES CANNOT BE DETERMINED UPON THE MOTIONS TO DISMISS

A. The Fund Regulatory Settlements Do Not Compel Dismissal Of The Fund Derivative Complaints

The defendants place great emphasis on the regulatory settlements many of the Fund families have entered into with the SEC, the NYAG, and other state enforcement authorities[20] that resolve the claims brought by those regulators. The defendants urge this Court to conclude that the regulatory settlements have fully satisfied all of the claims brought by the private plaintiffs in these actions.

To begin, the record does not indicate that ***any*** mutual fund investment company has been awarded or received so much as one dollar from any regulatory settlement, nor that it ever will. No matter how the proceeds of any regulatory settlement may be distributed at some indefinite time in the future, it is far from certain that the Funds will be fully compensated for the billions of dollars paid to the dishonest Managers or for the hundreds of millions of dollars in unlawful profits skimmed off the Funds by the timers, their facilitators, brokers, and bankers. Nor should the Fund Defendants be heard to argue that the reduction of future fees required by some state regulatory settlements, if and when they are implemented, completely extinguishes all claims on behalf of the Funds. The defendants have not made any showing regarding the reduced future fees. There is no evidence in the record that any fees have been reduced or when they may be reduced in the future. Nor is there any evidence in the record to support a finding that the future reductions fully or even partially discharge claims for recovery of ***past*** fees.

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[20] The regulatory settlements are collected in Exhibit B to the Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Powell Decl.").

Moreover, none of those settlements purports to release or compromise the Fund Derivative Claims. All of the SEC settlements expressly prohibit the defendants from setting off the civil penalty portion of the payments to the SEC against any civil claim.[21] Plainly, all the settlements contemplated that these private enforcement actions would continue after the settlements were finalized.

Nonetheless, the defendants argue that the regulatory settlements ***fully*** satisfy and discharge ***any*** defendant's liability to ***any*** plaintiff on ***any*** claim. The Funds are entitled to recover all fees, compensation, and other substantial payments they paid to the faithless and dishonest Trustees during the period of late trading and market timing. The law of all the relevant jurisdictions recognize forfeiture as the appropriate measure of damages against a faithless fiduciary.[22] No regulators have sought the full measure of such damages, or even anything approaching it.

The defendants' sweeping argument that the undistributed settlement amounts fully compensate the Funds for damages resulting from the late and short-term trading in the Funds is wrong for at least three reasons. *First*, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(a) or 36(b) of the ICA against any defendant in any Fund case. Only the Fund Derivative Plaintiffs have properly asserted those

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[21] *See* Powell Decl., Ex. B.

[22] RESTATEMENT (SECOND) OF AGENCY § 469, cmts. a-e (1958); *FMC Corp. v. Boesky*, 36 F.3d 255 (2nd Cir. 1994); *see also Soam Corp. v. Trane Co.*, 202 A.D.2d 162, 163 (App. Div. 1994); *Bonneau v. Crossland Mortg. Corp.*, 2001 U.S. Dist. LEXIS 7824, at *2-3 (D. Or. 2001)(quoting *American Timber & Trading Co. v. Niedermeyer,* 558 P.2d 1211, 1222 (Sup. Ct. Or. 1976)("The general rule . . . is that a corporate officer who engages in activities which constitute either a breach of his duty of loyalty or a willful breach of his contract of employment is not entitled to any compensation for services rendered during that period of time even though part of those services may have been properly performed")); *Wilshire Oil Co. v. Riffe*, 406 F.2d 1061 (10th Cir. 1969), *cert. denied,* 396 U.S. 843 (1969); *Lawson v. Baltimore Paint & Chem. Corp.,* 347 F. Supp. 967 (D. Md. 1972)*; Frederick Chusid & Co. v. Marshall Leeman & Co.*, 326 F. Supp 1043 (S.D N.Y. 1971).

claims. *Second*, neither the SEC nor any other agency has brought or purported to settle any claim against any Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. *Third*, and most importantly, the argument raises complex fact questions regarding the proper measure of damages that cannot be resolved on a motion to dismiss. Those fact questions may only be resolved if the Court converts these motions to motions for summary judgment under Rule 56. In that event, the Fund Derivative Plaintiffs require discovery in order to prepare meaningful responses to defendants' summary judgment motions.

B. The Regulatory Settlements Do Not Compromise The Claims Asserted On Behalf Of The Funds In These Private Actions

It is axiomatic that the regulatory settlements do not preclude the continuation of these Fund Derivative Actions. For example, in *Sam Fox Publishing Co. v. United States*, 366 U.S. 683, 689 (1961), the Supreme Court held that "private and public [antitrust] actions were designed to be cumulative, not mutually exclusive." In *Picardi v. Chicago Truck Drivers*, 581 F. Supp. 794 (N.D. Ill. 1983), the defendants moved for summary judgment on the basis that a civil action was barred by a consent decree between the defendant and the Secretary of Labor. The district court denied the motion, even though the consent decree and the private action concerned the same subject matter. *Id.* at 797. In particular, the court rejected the union defendant's argument that a payment by it would "constitute a total release of any and all claims asserted by the Secretary of Labor." *Id.* at 799.

While the regulators and the private litigants have the right to litigate the same claims, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(b) of the ICA against any defendant in any case. In addition, neither the SEC nor any other agency has brought or purported to settle any claim against ***any*** Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. To the extent that the plaintiffs seek to recover damages from the Trustees, they are the only parties who have pursued those claims.

Plainly, if the Fund Derivative Plaintiffs are entitled to litigate claims at the same time as the SEC or state regulators, and the regulatory agencies have chosen not to pursue those claims, the law will not extinguish the private plaintiffs' claims simply because the agencies have settled ***different*** claims against ***different*** defendants.

C. Whether The Regulatory Settlements Discharge Any Claims Must Be Decided By Summary Judgment Or Trial *After* Plaintiffs Have An Opportunity To Complete Discovery

The defendants argue that the payments required under the regulatory settlements discharge all claims against all defendants. Apart from the legal deficiencies discussed in Section B above, this argument raises fact questions that cannot be decided on a motion to dismiss; they may only be decided on a motion for summary judgment or at trial, based on a full evidentiary record.

If the Court considers facts outside the four corners of the pleadings, the proper procedure is to convert the defendants' dismissal motion into a summary judgment motion and hold off any decision until the conclusion of discovery so that plaintiffs have a reasonable opportunity to respond fully to the motion. *See* Fed. R. Civ. P. 12(b)("if . . . matters outside the pleading are presented to and not excluded by the court, the motion ***shall*** be treated as one for summary judgment and disposed of as provided in Rule 56"); *Chapin v. Knight-Ridder, Inc.*, 993 F.2d 1087, 1109 n. 9 (4th Cir. 1993)("district court must convert the action to a Rule 56 motion for summary judgment").

If the Court considers the motion under Rule 56, it must give "all parties . . . reasonable opportunity to present all material made pertinent to such a motion by Rule 56." *Evans v. Techs.*

Applications & Serv. Co., 80 F.3d 954, 961 (4th Cir. 1996)(quoting *Celotex Corp. v. Catrett*, 477 U.S. 317, 322 (1986))(summary judgment is appropriate only after adequate time for discovery); *Payman v. Mirza*, 82 Fed.Appx. 826, 2003 WL 22952588, at *1 (4th Cir. Dec. 16, 2003) (slip op.) (party may survive summary judgment motion if he presents valid reasons justifying failure of proof under Rule 56(f)).

The damage issues raised by defendants' motion include, but are not limited to:

(1) whether the regulatory agencies sought to recover all fees and other consideration paid to the Managers by the Funds during the period of time late trading and market timing was occurring;

(2) whether the regulatory settlements in fact recovered all fees and other consideration paid to the Managers by the Funds during that period of time;

(3) whether the regulatory agencies sought to recover all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(4) whether the regulatory settlements in fact recovered all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(5) whether the regulatory settlements permit the settlement amounts, or any portion thereof, to be set off against the defendants' liability in the Fund Derivative Actions; and

(6) whether any portion of the settlement amounts will be allocated to the Funds to satisfy or reduce the amounts sought in the Fund Derivative Actions.

Following motion practice, the Court has permitted certain limited discovery to proceed in the Fund Derivative Actions. In addition, as the Court has been advised, certain of the Fund family defendants have granted permission for plaintiffs' counsel to communicate with the IDCs. The IDCs have provided information to plaintiffs' counsel about the scope of their work and their preliminary findings.[23] The discovery provided to date does not provide complete answers to any of these important questions. Moreover, while incomplete because of the stage of the proceedings, the information provided by the IDCs suggests that the regulatory settlements do not and cannot satisfy or discharge the Fund Derivative Plaintiffs' claims.

The plaintiffs have not had an opportunity to conduct, much less complete, discovery in these cases. *See* the concurrently filed Affidavit of Demet Basar Pursuant to Rule 56(f) in Opposition to Fund Defendants' Motion to Dismiss Fund Derivative Complaints ("Rule 56(f) Affidavit"), ¶¶ 5-14. As described in the Rule 56(f) Affidavit, the plaintiffs have not received discovery relating to the formation of the Management Agreements or to the fees, compensation, and other substantial payments paid to the Fund Defendants; nor have they received discovery relating to the harm caused to the Funds by late trading and market timing. *Id.*, ¶¶ 7-9. Thus, they cannot determine the full extent of the damages the Funds may recover. In addition, the plaintiffs have not received discovery relating to the amount of any payments to the Funds from the regulatory settlements – which they believe to be zero in any event. *Id.*, ¶¶ 10-13. Thus, the plaintiffs cannot determine what amounts, if any, it would be appropriate to consider as set off against the damages they are seeking in these Derivative Actions.

VI. THE INVESTMENT COMPANIES HAVE FAILED TO ENFORCE THE RIGHTS ASSERTED IN THE FUND DERIVATIVE COMPLAINTS

Federal Rule of Civil Procedure 23.1 permits a shareholder to bring a derivative action to enforce a right belonging to a corporation (or investment company) when the company has

[23] At present, the recommendations of the IDCs have not been published for public comment and have not been accepted by the SEC. No distributions can be made of the SEC settlement proceeds before the IDC distribution plans become final.

"failed to enforce a right which may properly be asserted by it".[24] Defendants do not dispute that the claims asserted in the Fund Derivative Actions, other than the claim under Section 36(b), belong to the Funds themselves and could have been asserted by them.[25] Moreover, the Fund Defendants do not deny that the Trustees have not commenced actions to enforce the rights of the Funds to recover for the harm caused by, among other things, their own misconduct, because they have not. The Fund Defendants, who are among the wrongdoers here, argue that the regulatory settlements, which extinguished the ***regulators' claims*** against them, have extinguished – as a matter of law – the right of investors to recover damages from them, and others, on behalf of the mutual fund investment companies.

There are two fundamental and insurmountable flaws with this argument. *First*, a regulatory proceeding does not constitute an action ***by an investment company***. The Trustees did not initiate the regulatory proceedings and they are not in control of them. The failure of the companies themselves to bring these causes of action is therefore sufficient, by itself, to satisfy the threshold requirement of Rule 23.1.

Second, even if regulatory proceedings could, theoretically, be considered an action by the Trustees for purposes of Rule 23.1, the regulators have not asserted the same claims as the Fund Derivative Plaintiffs[26] and, in fact, have not sought ***any*** recovery for the investment companies. The regulators have not asserted Section 36(b) claims to recover for the Funds the

[24] Delaware, Massachusetts and Colorado have similar statutes. Del. R. Ch. Ct. 23.1 ("the corporation or association having failed to enforce a right which may properly be asserted by it"); Mass. R. Civ. P. 23.1 (same); C.R.C.P. 23.1 (same). In Maryland, the futility exception is part of the common law. *Werbowsky v. Collomb*, 766 A.2d 123, 134-35 (Md. 2001).

[25] Because Funds cannot bring Section 36(b) claims on their own behalf, Defendants concede that Rule 23.1 does not apply to this claim. Fund Defs. Br. at 13. *See also* Section I.A, *supra*.

[26] Some of the regulators have asserted claims under Section 206 of the IAA, as the Fund Derivative Plaintiffs have, but, unlike plaintiffs, have not asserted claims for rescission of the Management Contracts under Section 215 of the IAA.

consideration and other substantial payments to Advisers, nor have they sought to rescind the advisory contracts. In fact, the regulators have not asserted any claim to recover any damages caused to any Funds by the faithless fiduciaries.

A. <u>The Investment Companies Have Done Nothing to Enforce Their Rights</u>

When the Fund Derivative Plaintiffs filed their initial complaints against each of the mutual fund families in this litigation, ***no investment company had taken any action*** to remedy the wrongs committed against them.[27] That is still true today. Even now, nearly two years after the late trading and market timing scandal first made national headlines, no investment company has sued any of the management companies Adviser to recover fees and other compensation, to rescind the fee agreements, or to obtain any other relief from the Managers.[28] In fact, other than one action by certain MFS entities against two third parties, the investment companies have not sued ***any*** of the wrongdoers named in the Fund Derivative Complaints.[29] Nor have the Trustees taken any other action to recoup the losses sustained by the Funds. To the contrary, as alleged in the Complaints, even after the scandal broke, the Trustees complacently continued to approve the advisory agreements each year, without even lowering the Managers' compensation.

[27] The relevant date for evaluating whether the Trustees took action on behalf of the Funds is the date on which the first derivative complaints were filed in each case. *See* Section VI.B.3, *infra*.

[28] The Court should keep in mind that the Trustees who took no action to recover damages for the Funds are the same Trustees who idly sat by as hundreds of billions of dollars flowed through the Funds for the benefit of the Advisers and their affiliates, the timers, their bankers, brokers, and facilitators, all to the detriment of the Funds.

[29] The MFS Funds and MFS Funds Distributors, Inc., filed suit against Daniel Calugar and Security Brokerage Inc. ("SBI") on December 19, 2003. That action was not filed until after plaintiff Bruckner filed his Fund Derivative Complaint on December 11, 2003. *Bruckner v. MFS*, Case No. 03-12483 (D. Mass.). Moreover, the MFS Funds have not taken any legal action against anyone other than Calugar and SBI, such as Massachusetts Financial Services Company (the adviser), MFS Service Center (the transfer agent), any MFS Trustees, Bank of America, Corp., Banc of America Securities, Aurum Securities Corp., Aurum Capital Management, Trautman Wasserman & Company, Inc., Pritchard Capital Partners LLC, Salomon Smith Barney, Inc., Canary Capital Partners, LLC, or Edward Stern (timers and/or facilitators), all of whom have been sued by the Fund Derivative Plaintiffs. *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

Defendants raise the contrived and unsupported argument that the Trustees have taken "action" sufficient to bar a derivative suit under Rule 23.1 because they supposedly are "cooperating" and "participating" in the regulatory proceedings.[30] Fund Defs. Br. at 16. Such *de minimis* (and doubtless involuntary) involvement in the ***Managers'*** regulatory settlements hardly amounts to "enforcement" of the Funds' rights, because, as discussed in Section VI.B.2 below, the proceedings had nothing to do with enforcing the Funds' rights.

In any event, none of the cases cited by defendants supports their argument that conduct short of litigation is a bar to a derivative suit under Rule 23.1. In *In re Delta & Pine Land Co. Shareholders Litig.*, No. 17707, 2000 Del. Ch. LEXIS 91 (Del. Ch. June 21, 2000), the case on which the defendants principally rely, the directors ***actually did commence litigation*** – against the same defendants and to obtain the same relief, as the shareholders had sought in their derivative action. The Delaware Chancery Court held that the shareholder-plaintiffs could not possibly plead demand futility because the Delta directors ***in fact commenced the action*** on the same day the shareholders sued, albeit a few hours later. *Id.* at *6 & nn. 13 and 14 ("this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action")(quoting *Silverzweig v. Unocal Corp.*, No. 9078, 1989 Del. Ch. LEXIS 4 (Del. Ch. Jan. 19, 1989). *In re Delta* does not hold or even suggest that directors

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[30] There have been no regulatory proceedings in the Alger, Excelsior, Federated and Scudder Funds. Where regulatory proceedings have been brought, the Trustees' participation consisted primarily, if not exclusively, of approving the Advisers' selection of an Independent Distribution Consultant ("IDC") to develop a Distribution Plan for the distribution of the funds paid in the settlement, and, in some instances, to approve the Plan itself. *See, e.g.*, Powell Decl., Ex. B.5 (2/9/05 Nations SEC Settlement), ¶¶ 139 ("Respondents shall retain . . . the services of an [IDC] not unacceptable to . . . the independent trustees of the Nations Funds mutual funds"); *Id.*, Ex. B.13 (8/18/04 Janus SEC Settlement), ¶ 33 ("JCM shall retain . . . the services of an [IDC] not unacceptable to . . . the independent Trustees of the Janus funds"); *Id.*, B.14 (2/5/04 MFS SEC Settlement), § IV.C.1. (MFS shall retain . . . the services of an [IDC] acceptable to . . . the independent directors of the MFS Retail Funds"); Defs. Ex. B.23 (5/20/04 Strong SEC Settlement), ¶ 56 ("SCM undertakes to retain . . . the services of an [IDC] not unacceptable to . . . the independent Directors of the Strong funds").

who do not commence litigation nonetheless may be found to be enforcing the corporation's rights for purposes of Rule 23.1.[31]

B. The Regulatory Actions Are No Substitute for Action By The Investment Companies Themselves

1. An Action By Third Parties Is Irrelevant Under Rule 23.1

As the Supreme Court has held, a derivative action may be brought "'to enforce a right of a corporation' when the ***corporation itself*** has 'failed to enforce a right which may properly be asserted by it' ***in court***." *Daily Income Fund*, 464 U.S. at 533-34 (emphasis added). The Supreme Court observed, "federal courts exercising their equity powers had commonly entertained suits by minority stockholders to enforce corporate rights in circumstances where the ***corporation*** had failed to ***sue*** on its own behalf." *Id.* at 529 (emphasis added). Thus, actions brought by third parties, such as the regulators here, are irrelevant; the relevant actor for purposes of the Rule 23.1 analysis is the corporation. Defendants do not – because they cannot – cite any authority to the contrary.

2. The Regulatory Proceedings Do Not Assert the Same Claims Or Seek The Same Relief As The Fund Derivative Actions

Even if this Court properly could consider the regulatory actions in determining whether the Funds were enforcing their own rights, the regulatory actions at issue here do not seek to enforce the rights asserted in the Fund Derivative Complaints.

No court has ever held that the prosecution of actions ***by third parties***, such as the SEC or state attorneys general, asserting different claims against a limited number of defendants for the

[31] Likewise, in *Silverzweig*, the corporation already had commenced an action on the same claims the derivative plaintiff wanted to pursue. 1989 Del. Ch. LEXIS 4. In *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998), the only other case cited by defendants, the Seventh Circuit held that a shareholder who fails to intervene in a derivative action lacks standing to object to a proposed settlement entered into by the plaintiff shareholder. *Felzen* has no relevance to these actions.

benefit of persons ***other*** than the corporation, prohibits a shareholder from suing derivatively on behalf of the corporation to recover other damages from the same defendants on other claims belonging to the corporation or from other defendants not sued by the third parties. Without citation to any authority, that is precisely what the Fund Defendants urge this Court to do here.

3. The Regulatory Settlements Occurred After These Derivative Actions Were Commenced

The regulatory proceedings are irrelevant for yet another reason: the settlements in those proceedings came well after these Fund Derivative Actions were brought.[32] Compliance with Rule 23.1 is determined as of the date of the original filing of the complaint. *Aronson v. Lewis*, 473 A.2d 805, 810 (Del. 1984). Even where, as here, amended complaints have been filed, the circumstances prevailing as of the date of the original filing determine whether Rule 23.1 has been satisfied. *Blasband v. Rales*, 971 F.2d 1034, 1049 (3d Cir. 1992); *Harris v. Carter*, 582 A.2d 222, 228 (Del. Ch. 1990); *In re Fuqua Indus., Inc. Shareholder Litig.*, No. 11974, 1997 Del. Ch. LEXIS 72, at *49 (Del. Ch. May 13, 1997); *In re Polymedica Corp.*, No. 01-3446, 2002 Mass. Super. LEXIS 72, at *42 (Mass. Super. July 16, 2002); *McCall v. Scott*, 239 F.3d 808, 815 (6th Cir. 2001); *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 114 n.1 (S.D.N.Y. 2000)(limiting an analysis of demand futility to events occurring before the first of seven derivative complaints was filed). Thus, the settlements, all of which were announced and concluded well after the derivative complaints were filed,[33] have no bearing on the question of whether the Trustees were enforcing the Funds' rights.

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[32] *See* Exhibit A attached hereto (table comparing filing dates of original derivative complaints with first announcements of regulatory settlements).

[33] *See* Powell Decl, Ex. B.

VII. PLAINTIFFS HAVE SUFFICIENTLY ALLEGED FUTILITY OF DEMAND[34]

As courts have recognized for over a century, plaintiffs are not required to make demand on a board of directors when demand would be a useless or idle ceremony. Plaintiffs need only plead particularized facts that create a reasonable doubt whether a board "could have impartially considered and acted upon the demand," if one had been made. *Aronson*, 473 A.2d at 809. Plaintiffs' particularized allegations here easily meet this standard.

A. The Standard For Pleading Demand Futility

While the substantive law of the state of incorporation controls the question of *whether* demand should be excused, *Kamen,* 500 U.S. at 100, whether the plaintiffs' demand allegations have been pled with sufficient *particularity* is determined by federal law, *i.e.*, under Rule 23.1. *See Grill v. Hoblitzell*, 771 F. Supp. 709, 711 n. 2 (D. Md. 1991); *Geer v. Cox*, 242 F. Supp. 2d 1009, 1019 (D. Kan. 2003). Thus, plaintiffs' demand allegations relating to the Trustees' state of mind – *e.g.*, whether they abdicated their fiduciary duties in bad faith – can be averred generally under Rule 8. *See Stern v. General Electric Co.*, 924 F.2d 472, 476-77 (2d Cir. 1991).

In order to satisfy Rule 23.1, "the pleader is not required to plead evidence." *See, e.g.*, *Miller v. Loucks*, No. 91 C 6539, 1992 U.S. Dist. LEXIS 16966, at *15 (N.D. Ill. Nov. 5, 1992) (Rule 23.1 "does not require Plaintiffs to go so far as to plead evidence since discovery is foreclosed"). Defendants' argument that plaintiffs must "demonstrate" or "establish" that the Trustees could not have been impartial (Fund Defs. Br. at 19), and that plaintiffs must show that they are "substantially likely to succeed" (*Id.* at 31), is incorrect. Plaintiffs need only allege particularized facts that raise a reasonable doubt that the board could be impartial in considering demand. *Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *In re PolyMedica Corp.*, 2002

[34] As noted above, the parties agree that demand is not required for the claim asserted under Section 36(b) of the ICA.

Mass. Super. LEXIS 271, at *43. Plaintiffs are not required to plead facts that would be sufficient to support a judicial finding of demand futility. *Grobow v. Perot*, 539 A.2d 180, 186 (Del. 1988). Nor are they required to demonstrate a reasonable probability of success on the merits. *Rales*, 634 A.2d at 934.

Moreover, as with any motion to dismiss, the Court must accept as true all of plaintiffs' demand futility allegations and draw all reasonable inference in plaintiffs' favor. *McCall,* 239 F.3d at 816 (6th Cir. 2001) (applying Delaware law); *In re PolyMedica* , 2002 Mass. Super. LEXIS 271, at *43 (Massachusetts law); *Werbowsky v. Collomb,* 362 Md. 581, 620-621 (Md. 2001)(Maryland law).

B. Demand Should Be Excused Because The Trustees' Approval Of The Management Contracts Without Investigation Exposed Them To Significant Risk Of Liability

In arguing that demand should not be excused, defendants wholly ignore plaintiffs' allegations that, despite knowing about late trading and market timing, the Trustees routinely rubber-stamped lucrative advisory contracts without conducting even the most cursory investigation of whether the Managers were allowing the Funds to be late traded and timed, which they knew caused great injury to the Funds. These facts are sufficient to excuse demand under the law of Delaware, Massachusetts and Maryland.[35]

In derivative actions where the board is accused of active misconduct – such as the Trustees' approval of the Management Contracts without a reasonable investigation – courts generally employ the test articulated in *Aronson v. Lewis*, under which demand is excused where a plaintiff pleads particularized facts that support *a reasonable doubt* whether: (1) a majority of

[35] Defendants acknowledge that most of the investment companies in these cases are organized under Delaware, Massachusetts or Maryland law. Fund Defs. Br. at 18.

the directors are disinterested or independent; or (2) "the challenged transaction was otherwise the product of a valid exercise of business judgment." 473 A.2d at 814.

Contrary to Defendants' claim, there is ***no*** requirement under the law of the relevant states that trustees must have derived a personal benefit in order for demand to be excused. *See, e.g.*, *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) (business judgment rule does not protect trustees who have breached their duty of care); *In re PolyMedica*, 2002 Mass. Super. LEXIS, at * 44 (substantial likelihood of liability is a disabling interest even when trustees are sued "for wrongdoings not related to personal pecuniary gain"); *Werbosky*, 766 A.2d at 620 (demand can be excused when the complaint alleges trustees are "committed to the decision in dispute").

As defendants admit, under the first prong of *Aronson*, the Trustees lack "independence" if they are financially or personally beholden to a corporation or to someone else or lack "disinterestedness" when they face a substantial likelihood of personal liability, either of which renders them unable to consider a demand impartially. Fund Defs. Br. at 26; *see Aronson*, 473 A.2d at 815-16; *In re PolyMedica,*[36] 2002 Mass. Super. LEXIS 271, at *44 (under Massachusetts law, a disabling interest is present for demand purposes when "the potential for liability is not a mere threat but instead may rise to a substantial likelihood");[37] *Werbowsky v. Collomb*, 766 A.2d

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[36] *PolyMedica* held that demand would have been futile because a majority of the directors had a financial interest in the transaction that was the subject of the demand. *Id.* at *23.

[37] In *PolyMedica*, the court noted that Massachusetts adopted the definition of an "interested" director from the ALI's Principles of Corporate Governance, which provides that a director is "interested" if he "approved of or acquiesced in" the misconduct at issue or if particularized facts are alleged "that, if true, raise a significant prospect that the director would be adjudged liable to the corporation or its shareholders." 1 ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23 (1994). *Id.*, 2002 Mass. Super. LEXIS 271, at *29 (emphasis added). *Harhen v. Brown*, 431 Mass. 838 (2000), cited by defendants, is not to the contrary. In *Harhen*, a demand refused case in which the business judgment rule governs, the Massachusetts Supreme Judicial Court, relying on the same ALI definition of (continued...)

123, 144 (Md. 2001) (under Maryland law, demand is excused where the "directors are so personally and directly conflicted . . . that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule").[38]

In the present case, the Trustees fail the first prong of the *Aronson* test *not* because they lack independence, but because they are "interested" in these claims when they face substantial likelihood of personal liability. Because the *Aronson* test is disjunctive – reasonable doubts about *either* prong of the *Aronson* test is sufficient to excuse demand – this determination is sufficient, by itself, to defeat the motion to dismiss.

But here, the trustees also fail the second prong of the *Aronson* test – reasonable doubts about the applicability of the business judgment rule – because that rule requires that, when making a business decision, trustees must "[act] on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." *Aronson*, 473 A.2d at 812; *Demoulas v. Demoulas Super Mkts.*, 424 Mass. 501, 528 (1997); Md. Corps. & Assn's Code Ann. § 2-405.1(a). The business judgment rule does not insulate trustees when there is a reasonable doubt that they informed themselves of "all material information available to them." *Aronson*, 473 A.2d at 812; *In re PolyMedica*, 2002 Mass. Super. LEXIS 271, at *46.

Here, the Trustees had not only a fiduciary duty, but a statutory duty to conduct a reasonable investigation before making the most important decision there is for a mutual fund

(...continued)
interestedness, recognized that "significant contrary personal interests" would compromise a director's ability to consider demand. *Id.* at 844.

[38] In *Werbowsky*, the Maryland Supreme Court held that futility of demand was not established where plaintiffs alleged only that the trustees received large fees, wanted to retain their positions, and wanted to continue their business relationships with the company on whose board they served. *Id.* at 145. This is precisely the same result that would be reached under Delaware law. *See Grobow v. Perot*, 539 A.2d 180, 188-189 (Del. 1988).

family – hiring advisers to manage the billions of dollars invested by long-term shareholders. Section 15(c) of the ICA mandates that trustees secure all "information as may reasonably be necessary to evaluate the terms" of a management contract, and requires advisers to furnish such information, before the trustees approve such contracts every year.[39] 15 U.S.C. § 80a-15(c). The purpose of ICA provisions such as Section 15(c) is to enable trustees to meaningfully evaluate the performance of managers at regular intervals, to maintain control over them, and to give the trustees an opportunity to terminate advisory contracts if the managers' performance is not satisfactory. *Brown* 294 F.2d at 420-21; *Taussig v. Wellington Find, Inc.*, 187 F. Supp. 179, 196 (D. Del. 1960), *aff'd*, 313 F.2d 472 (3d Cir. 1963).

Despite this statutory mandate, the Fund Trustees recklessly failed to request or secure readily available information that would disclose the existence and magnitude of both negotiated and "under the radar" late trading and timing in the Funds. Timing is easily detected, including by tracking the volume of "round trips" or "in and out" trades – some as short as one day – made by investors; monitoring the largest dollar-amount investments; or simply checking whether shareholder turnover ratios exceed a baseline, because a high ratio of shares redeemed to shares outstanding strongly indicates the presence of market timing. Compls., ¶¶ 68, 70-71. It was incumbent upon the Trustees to secure at least this minimal amount of information to gauge whether the Managers were fulfilling their statutory fiduciary duties to act in the best interests of the Funds, as required by Section 36(b) of the ICA, before renewing the contracts each year. *Cf. Galfand v. Chestnutt*, 402 F. Supp. 1318, 1325 (S.D.N.Y. 1975) (where the only information

39 Under Section 15(a)(2) of the ICA, an advisory contract with a term of more than two years must be approved at least annually by a board of directors. 15 U.S.C. § 80a-15(a)(2). Section 15(a)(3) provides that an advisory contract must be terminable at any time, without penalty, by a board on 60 days notice. *Id.*, § 80a-15(a)(3).

before a board that was considering an increase in expense ratios was the turnover rate, the number of shareholders, and information about management expenses, board failed to fulfill its obligations under Section 15(c)), *aff'd*, 545 F.2d 807 (2d Cir. 1976).

The Fund Trustees' blind approval of the Management Contracts, without a reasonable investigation, violates their common law and statutory duties under Section 15(c) of the ICA, and is not the kind of informed decision-making protected by the business judgment rule.[40] Indeed, the Trustees' conduct here amounts to a complete failure to exercise business judgment. In *In re The Walt Disney Company Derivative Litigation*, 825 A.2d 275 (Del. Ch. 2003), the court excused demand because it found "the Disney directors failed to exercise *any* business judgment and failed to make *any* good faith attempt to fulfill their fiduciary duties to Disney and its stockholders." *Id.* at 278. Just as the Trustees approved lucrative advisory agreements here, the Disney directors approved a lucrative employment agreement for Michael Ovitz as the company's President, yet they never asked for or examined internal documents that discussed the pros and cons of the agreement, sought an expert opinion on the proposed contract, or compared the Ovitz contract to other similar contracts in the industry. The court concluded, in language equally applicable here, that the board's approval of the contract was not protected by the business judgment rule because the "directors consciously and intentionally disregarded their responsibilities, adopting a 'we don't care about the risks' attitude concerning a material corporate decision." *Id.* at 289.

The Trustees' automatic rubber-stamping of the multi-million dollar Management Contracts is all the more egregious because they were reckless in not knowing that there was

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[40] Indeed, some Fund Trustees, such as the Trustees of Nations Funds, were actively involved in permitting timing by favored timers. Nations Compl., ¶¶ 293-294, 502(j).

timing in their own mutual fund families. As particularized in the Complaints, late trading and market timing were endemic in the mutual fund industry, benefiting not only the Managers and countless "in-and-out" traders, but also many broker-dealers who brokered the illicit arrangements and banks that provided financing. Compls., ¶ 84-87, 89. Given the large number of actors, and the copious coverage of the problem in books and articles,[41] it is inconceivable that the Trustees – the fiduciaries of the Funds – were unaware of the threat posed by market timing. Indeed, after the timing scandal broke, the Managers of half of the 88 largest fund complexes ***admitted*** that they permitted market timing and 25 percent admitted that they permitted late trading. Compls., ¶ 502(f).

The harm caused by late trading and market timing was equally well-known. All of the Funds' prospectuses, which are signed by the Trustees, acknowledge the harmful effects of excessive trading on long term investors by expressly disallowing it or imposing restrictions to deter it.[42] Under these circumstances, the Trustees were on notice that market timing and late trading were threats to the Fund. Moreover, they also knew that those practices created a conflict of interest for the advisers, the distributors, and their affiliates, because of the potential that they could profit from such transactions.

Courts do not hesitate to *infer* from facts such as these, specifically including press reports, that a board *was reckless in not knowing of the problem at issue*, and excuse demand as futile. *See, e.g., In re Abbott Labs. Deriv. S'holders Litig.*, 325 F.3d 795, 806 (7th Cir. 2001)

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[41] Compl. ¶¶ 64, 73, 74.

[42] Alger Compl., ¶ 271; Alliance Compl., ¶ 284; Allianz Dresdner Compl., ¶¶ 265-267; Columbia Compl., ¶¶ 265-267; Excelsior Compl., ¶¶ 266-271; Federated Compl., ¶¶ 282-283; Franklin Compl., ¶¶ 265-268; Invesco Compl., ¶ 289; Janus Compl., ¶¶ 405-416; MFS Compl., ¶¶ 270-271; Nations Compl., ¶¶ 290-292; One Group Compl., ¶¶ 270-277; Pilgrim Baxter Compl., ¶¶ 267-281; Putnam Compl., ¶¶ 291-292; Strong Compl., ¶¶ 264-268; Scudder Compl., ¶¶ 279-281.

(applying Delaware law) (demand excused); *McCall,* 239 F.3d at 823 (applying Delaware law) (demand excused). Indeed, in the wake of the numerous corporate scandals over the last decade, the trend in the law has been to allow derivative actions to go forward when the circumstances indicate that a board was reckless in not addressing issues of which it was or should have been aware. *See, e.g., Felker v. Anderson*, No. 04-0372, 2005 U.S. Dist. LEXIS 4236 (W.D. Mo. Feb. 11, 2005)(demand excused); *In re First Energy S'holders Deriv. Litig.*, 320 F. Supp. 2d 621 (N.D. Ohio 2004)(same); *In re Cendant Corp. Derivative Action Litig.*, 189 F.R.D. 117, 128 (D.N.J. 1999) (demand excused); *In re Oxford Health Plans*, 192 F.R.D. at 116 (same).

In *Abbott*, the Seventh Circuit excused demand and held that there were enough warning signs, including notices in the press, inspections and letters from the FDA, of the corporation's wrongdoing over a six-year period,[43] such that it was reasonable to infer that the board was aware of the problem. The Seventh Circuit noted, "[g]iven the extensive paper trail . . . concerning the violations and the inferred awareness of the problem [by the board], the facts support a reasonable assumption that there was a 'sustained and systematic failure of the board to exercise oversight,' in this case intentional in that the directors knew of the violations of law, [and] took no steps in an effort to prevent or remedy the situation." *In re Abbott Labs.,* 325 F.3d at 809; *see also McCall*, 239 F.3d at 817.

While the facts in *Abbott,* which relate to wrongdoing in a single corporation, may differ, its holding applies with equal force to the cases here. Given the existence of market timing for twenty years,[44] its prevalence in the mutual fund industry, the fund families' policies against

[43] Abbott's wrongdoing over six years resulted in a $100 million regulatory fine. The regulatory settlements here, which generally cover several years of timing, range from $30 million to $600 million, including penalties of $20 million to $140 million. *See* Powell Decl., Ex. A.

[44] Compls., ¶ 64.

excessive trading, and the ease of detecting late trading and market timing, it is reasonable to infer that the Trustees intentionally or recklessly buried their heads in the sand and did nothing to protect the funds from these practices. Moreover, unlike in *Abbott*, where the directors merely failed to take corrective action, Trustees here took the affirmative step of *approving* lucrative contracts for the Managers that were systematically harming the Funds for their own benefit.

Just last month, in *Miller v. U.S. Foodservice, Inc.*, No. CCB-04-1129, 2005 U.S. Dist. LEXIS 4571 (D. Md. Mar. 23, 2005), this Court refused to dismiss the counterclaims of defendant U.S. Foodservice, Inc. ("USF") and its parent, Royal Ahold, for breach of the duty of care and good faith against Miller, USF's CEO and Chairman of the Board of Directors, because he had warnings that USF's information and reporting systems were deficient, yet did nothing, and, instead, represented that stronger controls were being implemented.[45] *Id.* at *24. The "overlooked" problem in that case resulted in yet another one of the accounting scandals plaguing corporate America in recent years and caused a huge number of investors to suffer substantial damages.[46]

The warning in *Miller* was a 2000 letter from Deloitte & Touche to Miller alerting him to the weaknesses in USF's internal controls. While the "red flags" in *Miller* were not as significant as those in *McCall* and did not "directly suggest that Miller should have suspected wrongdoing," this Court nonetheless held that the facts alleged stated claims for breach of the fiduciary duties of due care and good faith against Miller. *Id.*, at *24-27. The storm warnings here were more ominous than the ones the Court found sufficient in *Miller*.

[45] Here, the Trustees ignored compelling warnings of late trading and market timing, yet represented in public documents that the Funds were protecting the Funds from such misconduct.

[46] *In re Royal Ahold Multi-District Litigation*, MDL No. 1539, in which those investors and others seek redress, is the other MDL proceeding pending before this Court.

The Trustees' unquestioning approval of the Management Contracts was an egregious abdication of their fiduciary duties to the Funds. The potential for substantial liability the Trustees face as a result raises a reasonable doubt that they could have considered demand free from personal concerns. *Rales*, 634 A.2d at 936. Indeed, even after the regulators spelled out the Managers' wrongdoing, these Trustees continued to employ the very same faithless Managers and approved their hefty fees except in those cases where the regulators forced future fee reductions as a condition of settling with the Managers. That these same Trustees could have used their disinterested business judgment to consider a demand, as defendants claim, defies logic.

C. Demand Should Be Excused Because The Trustees' Also Faced A Significant Threat Of Liability For Their Reckless Inaction

Plaintiffs' allegations of the Trustees' utter failure to use the tools at hand to detect and prevent late trading and market timing, despite their indisputable knowledge of the harm caused thereby, also give rise to a reasonable doubt that the Trustees could have impartially assessed a demand.

Where a board fails to take action when it should have – such as the Trustees' grossly negligent and sustained failure to oversee the Managers' performance under the Management Contracts and Trustees' deliberate inaction given their knowledge of the harm caused by market timing and late trading – courts generally use the test articulated in *Rales,* which implicates only the first prong of *Aronson*. *See also In re PolyMedica*, 2002 Mass. Super. LEXIS, at *47-48.

Plaintiffs' allegations of the Trustees' failure to prevent and remedy late trading and market timing is precisely the type of reckless board inaction that the Sixth Circuit concluded in *McCall* gave rise to a substantial likelihood of liability, and therefore excused demand for plaintiffs' claims that the trustees intentionally or recklessly breached of their duty of care.

McCall, 239 F.3d at 814. In *McCall*, as here, there was internal information that was available to the board that "would have shown unmistakable signs that improper practices were being employed throughout the corporation." *Id.* at 819. The internal information in these cases includes turnover ratios that were hundreds of times higher than in funds that were not timed. Compl., ¶¶ 68, 70-71. *See Miller*, 2005 U.S. Dist. LEXIS 4571, at *24-25.

McCall is also relevant because several weeks before the filing of the first complaint in *McCall*, federal agents had begun investigating one office of the nationwide company, and *after* the complaint was filed, announced that they had uncovered an unlawful scheme by the company's management. *Id.* 239 F.3d at 822. The Sixth Circuit held that these "facts [which were] in existence before the derivative claims were filed but not discovered until later, may be considered in determining demand futility." *Id.* at 823. Here, the Funds' boards did nothing even after the NYAG *concluded his investigation and filed his complaint* on September 3, 2004,[47] before the first derivative suit in these consolidated cases was filed. To the extent the Fund Trustees, in abdication of their responsibilities, did not discover the extent of market timing in their Funds until after the NYAG complaint was filed, that is no bar to establishing demand futility under *McCall*. Their failure to act during the two years since the filing of the NYAG complaint is further evidence that demand would have been futile. *See In re Abbott Labs*, 325 F.3d at 809.

Thus, courts do not hesitate to hold that a board's passivity where there is information available that would disclose the wrongdoing makes it substantially likely that a board would be

[47] As set forth above, the MFS distributor and several MFS investment companies sued two market timers, but demand still should be excused in MFS, because the actions were not commenced until after the Fund Derivative Plaintiffs filed their first complaint against the MFS Fund Defendants, which is the relevant date for assessing demand futility, and due to the reasons set forth in Plaintiffs' Opposition to MFS' Supplemental Memorandum in Support of their Motion to Dismiss.

exposed to liability. *See, e.g., In re Oxford Health Plans*, 192 F.R.D. at 117 (complaint alleging director inaction in the face of improper billing practices and violations of insurance regulations by a health care provider "alleges with particularity the reckless failure of these defendants upon whom demand to sue would have to be made, in supervising, or monitoring the affairs of the company"); *Saito v. McCall*, 2004 WL 3029876, at * 7 (Del. Ch. Dec. 20, 2004) (where a board had enough indicators and resources to discover the existence and extent of accounting problems, the "substantial likelihood of liability these directors faced for a breach of their duty of good faith disabled the entire board . . . from mustering an independent and disinterested majority").

Even where there are no signs of wrongdoing, liability may arise from "an ***unconsidered*** failure of the board to act in circumstances in which due attention would, arguably, have prevented the loss." *In re Caremark Int'l, Inc. Deriv. Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996) (emphasis added). In *Caremark*, the court held that, despite the trustees' complete ignorance of the wrongdoing, a violation of fiduciary exists if trustees "lack [] good faith in the exercise of their monitoring responsibilities." *Id.* at 972. The court held that a "sustained or systematic failure to of the board to exercise oversight . . . will establish the lack of good faith that is a necessary condition to [the trustees'] liability."[48] *Id.* at 971. Even if some Fund Trustees were not aware of any facts that could trigger a duty to investigate and remedy improper trading in

[48] Defendants intone the *Caremark* description of the theory of liability as "possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a *judgment*," *Caremark*, 698 A.2d at 967 (emphasis added), but *Caremark* was an opinion approving a settlement after discovery, and not a motion to dismiss case. In *Saito*, 2004 WL 3029876, at * 6 n. 66, while acknowledging that a "Caremark claim is difficult to advance," the court noted that, on a motion to dismiss, ***all reasonable inferences are drawn in plaintiffs' favor***, and that the court must find "that the plaintiff would not be entitled to relief under *any set of facts that could be proven* to support the claim." *Id.* (citing *Rabkin v. Philip A. Hunt Chem. Corp.*, 498 A.2d 1099, 1104 (Del. 1985) (emphasis added).

their Funds – and, here, the Trustees were aware of such facts[49] – demand still should be excused because, in violation of their duty of good faith, those Trustees failed to have in place supervisory controls to detect and prevent the unlawful activity.

Defendants rely on *Rattner v. Bidzos,* No. 19700, 2003 Del. Ch. LEXIS 103 (Del. Ch. Sept. 30, 2003), and *In re Citigroup Inc. S'holders Litig.*, No. 19827, 2003 Del. Ch. LEXIS 61 (Del. Ch. June 5, 2003), to argue that the Trustees did not face a substantial likelihood of liability. Neither case is relevant here. In *Rattner*, the court found that there was not a "single financial statistic" that would alert the board that the company was manipulating its sales figures, 2003 Del. Ch. LEXIS 103, at *46, unlike here where a simple report of turnover ratios would have alerted them to the wrongdoing. In *Citigroup*, plaintiffs' allegation that demand was futile because the trustees were named as defendants relied only on conclusory allegations that the directors knew or should have known about the wrongdoing. 2003 Del. Ch. LEXIS 61, at *3-4. Here, by contrast, the Complaints detail all of the information that was available to the entire mutual fund industry, and allege that the Trustees of large numbers of the Funds knew about the threat, but intentionally or recklessly failed to take steps to prevent timing in their own Funds.

The substantial threat of being sued for recklessly failing to exercise due care in discharging their duties rendered the Trustees hopelessly conflicted such that they could not objectively consider *any* demand, let alone a demand that they sue themselves for breaching their duties to the Funds.

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[49] Thus, here, the Trustees' failure to act would pass muster even under *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (1963), in which the Delaware Supreme Court stated that "absent cause for suspicion there is no duty upon the directors to install and operate a corporate system of espionage to ferret out wrongdoing which they have no reason to suspect exists."

D. The Trustees Could Not Have Impartially Considered A Demand To Sue Third Parties

Contrary to the Broker-Dealer Defendants' argument in Point V of their omnibus brief, the Trustees could not have impartially considered even a demand to sue only third parties, like the Broker-Dealers, because plaintiffs' claims against those third parties necessarily implicate the Trustees' complicity in allowing late trading and timing in the Funds, in violation of their fiduciary duties, which created a substantial likelihood of potential liability.

In *In re Nuveen Fund Litigation,* No. 94 C 360, 1996 U.S. Dist. LEXIS 8052 (N.D. Ill. June 11, 1996) (applying Delaware law), the court addressed, and rejected, the very argument made by the Broker-Dealers Defendants here:

> [T]he plaintiffs expressly allege in the instant complaints that the Funds' directors are liable for their approval of the transaction at issue. Plaintiffs do not merely allege that the third party defendants failed to properly advise the directors of the Rights Offerings' alleged legal deficiencies, but also that the directors failed to fulfill their own responsibilities in discovering those deficiencies . . . [T]he Funds' directors remain co-defendants in this suit. Furthermore, these complaints adequately plead particularized facts that raise a reasonable doubt of the directors' liability. Therefore, each complaint challenges the conduct of both the Funds' directors and these defendants for their involvement in the same transaction (citation and footnote omitted)

Id. at *15.

That is precisely the situation here where plaintiffs not only have sued Broker-Dealers for facilitating late trading and timing in the Funds, but the Trustees for breaching their fiduciary duties to the Funds by failing to ensure that there were systems in place to prevent third parties like the Broker-Dealers from arranging the illicit and harmful trading. *Nuveen* held that where directors face a substantial threat of personal liability for conduct involving third parties, as plaintiffs allege here, demand will be excused including as to the claims against those third parties. *Id.*

The Broker-Dealer Defendants cite no authority that contradicts *Nuveen*. The cases they do cite are inapposite because they involve situations where plaintiffs alleged that the Trustees lacked independence because they were controlled or dominated by the third parties, which, except in the case of a few mutual fund families, plaintiffs do not allege here. *See, e.g., Green v. Phillips*, No. 14436, 1996 Del. Ch. LEXIS 76 (Del. Ch. June 19, 1996)(directors are deemed "independent" even if the suit involves claims against friends, family and business associates); *In re Walt Disney Co. Deriv. Litig.*, 731 A.2d 342, 354 n. 18 (Del. Ch. 1998).[50]

E. State Statutes That Have Adopted The ICA Definition Of "Interestedness" Do *Not* Supplant The Common Law Of Demand Futility

Defendants' argument that state statutes[51] adopting the ICA definition of "interested person" legislated away the entire common law of demand futility as it applies to registered investment companies is entirely without support. A trustee is interested under the ICA[52] if he or she is financially or otherwise beholden to the Adviser – *i.e.*, is not "independent" in the

[50] In this early decision in *Disney* the court was merely addressing the contention that the directors lacked independence from each other because of some undefined personal relationships amongst themselves. After the complaint in that case was amended, the court found that demand was excused because of the directors' exposure to personal liability. 825 A.2d 275 (Del. Ch. 2003). *In re Grace Energy Corp. Shareholders Litig.*, No. 12464, 1992 Del. Ch. LEXIS 134, at * 10 (Del. Ch. June 26, 1992), also cited by these defendants for the "friends and family" rule, did not even address the question of demand futility.

[51] Maryland, Massachusetts and Delaware have adopted such statutes. The Maryland and Massachusetts statutes are substantively the same and provide: "[a] director of a corporation who with respect to the corporation is not an interested person, as defined by [the ICA], shall be deemed to be independent and disinterested when making any determination or taking any action as a director." M.G.L. 182 § 2B (1998). MD Code, Corps. & Ass'ns § 2-405.3(b) (1998); M.G.L. 182 § 2B (1998). The Delaware statute defines an "independent trustee" as a trustee who is not "interested" under the ICA and provides: "[a]n independent trustee as defined hereunder shall be deemed to be independent and disinterested for all purposes." 12 Del.C. § 3801(h) (1998). 12 Del.C. § 3801(h) (1998).

[52] The ICA provides that investment companies cannot have boards in which more than 60 percent of the trustees are "interested persons" of the investment company. 15 U.S.C. § 80a-10(a) (1975). An "interested person" is defined as an "affiliated person" of the investment company, *id.* at § 80-2(a)(19)(A)(i), and an "affiliated person" is "any person directly or indirectly . . . controlled" by the investment company. *Id.* at § 80-2(a)(3)(C).

vernacular of the state law cases. While Defendants acknowledge that lack of independence due to control and lack of disinterestedness due to exposure to liability are separate bases for excusing demand,[53] they argue that state statutes under which a director is "independent" – or "interested" in the language used in the ICA – means demand can ***never*** be excused in the case of investment companies where directors are interested because they face a substantial likelihood of liability. Fund Def. Br. at 20-22. Despite claiming that the state statutes wrought such a sweeping change in the law, defendants do not cite a single case in support of their argument,[54] and, in fact, the law is to the contrary.

There is no question that the state statutes were enacted in response to *Strougo v. Bassini,* 1 F. Supp. 2d 268, 273 (S.D.N.Y. 1998), which held that, under Maryland law, serving on multiple boards, and being compensated for each directorship, was tantamount to being an employee of the adviser for purposes of the demand futility analysis. SH091 AL1-ABA, Investment Company Regulation and Compliance (June 2003) (describing legislative history).[55] The Maryland statute (which was later adopted by Massachusetts and Delaware) was a legislative attempt to ensure that service on multiple boards would not automatically lead to a finding of "interestedness" in considering whether demand should be excused. Indeed, the

[53] Defendants state that plaintiffs' allegations of the Trustees' failure of oversight "is just another way of saying that the directors would be 'interested' in the subject matter of a demand". Fund Def. Mem. at 20, n. 20. The Trustees' failure of oversight is one of the situations that would expose them to a substantial likelihood of liability and therefore would compromise their ability to impartially consider a demand. *See, e.g., McCall,* 239 F.3d at 816.

[54] The cases defendants do cite, *Harhen, Werbowsky* and *Beneville v.* York, 769 A.2d (80 (Del. Ch. 2000), which do not even mention the state statutes, hold only that demand will be excused when a board lacks independence. Fund Defs. Br. at 21.

[55] Defendants admit that the statutes were enacted as "a reaction to a decision in the Southern District of New York construing Maryland's demand requirement," Fund Def. Br. at 21, n. 20, but they fail to identify the decision as *Bassini*, and fail to mention that the "reaction" was to its holding that trustees may be found to be "interested" because they sit on multiple boards.

Delaware statute made this explicit: "the receipt of compensation for service as an independent trustee of the statutory trust and also for service as an independent trustee of 1 or more other investment companies managed by a single investment adviser . . . shall not affect the status of a trustee as an independent trustee under this chapter." 12 Del. C. § 3801(h).

Thus, the only situations in which the state statutes arguably have any relevance are those in which a plaintiff seeks to excuse demand only on the grounds that directors lack independence because they sit on and receive compensation from multiple boards. The statutes have no bearing whatsoever on whether demand can properly be excused because trustees' impartiality is compromised by a substantial threat of liability.

Since their enactment in 1998, not a single court that has considered the statutes has held that they supplant the common law of demand futility in ICA cases and all courts have continued to apply common law in considering whether demand should be excused in derivative actions on behalf of mutual funds, including in lack of independence cases, in which the statutes could be relevant. Thus, in *Scalisi v. Fund Asset Management, L.P.*, 380 F.3d 133, 140 (2d Cir. 2004), a lack of independence case,[56] the Second Circuit expressly rejected the argument that the statute did away with the common law of Maryland, holding ***"[w]e see no reason to believe that Maryland would depart from [common law] standards in the case of a registered investment company***." (Emphasis added). The Court considered whether board members were independent under the ICA and, if so, went on to consider whether the directors were independent under the common law. Similarly, in *Strougo v. BEA Associates*, 98 Civ. 3725 (RWS), 2000 U.S. Dist.

[56] In *Scalisi*, demand was not excused, because the court found that allegations that the board was appointed by the adviser and received compensation were insufficient to establish futility of demand. *Id.* at 140. *Scalisi* has no applicability to these cases, where demand futility is based on the Trustees' substantial risk of exposure to liability.

LEXIS 346, at *16 (S.D.N.Y. Jan. 19, 2000), a case related to *Bassini* also involving director independence, the court held that "***the Maryland statute does not require a decision contrary to the one reached in Bassini, which is controlling here***." (Emphasis added). *See also Krantz v. Fidelity Mgmt. & Research Co.,* 98 F. Supp. 2d 150 (D. Mass. 2000) (applying common law after enactment of the Massachusetts statute).[57]

Even if defendants were correct in their interpretation – and they are not – any rule that would limit the availability of derivative actions to those situations in which trustees are controlled by the investment companies would enlarge the power of the Trustees to resist derivative cases, which is inimical to the policies underlying the ICA. As the Supreme Court held in *Kamen*:

> We . . . discern no policy in the Act that would require us to give the independent directors, or the boards of investment companies as a whole, greater power to block shareholder derivative litigation than these actors possess under the law of the State of incorporation.

Kamen, 500 U.S. at 107.

Thus, in *Kamen*, the Supreme Court held: "***Because a futility exception does not impede the regulatory objectives of the ICA,*** *a court that is entertaining a derivative action under that statute must apply the demand futility exception as it is defined by the State of incorporation.*" *Id.* at 108-109 (emphasis added). As courts have repeatedly held, there is no indication in the language or legislative history of the state statutes to indicate that the legislatures of Delaware, Massachusetts and Maryland sought to obstruct the regulatory objectives of the ICA by removing the possibility of excusing demand, under the common law, on the basis that a trustee might be conflicted by his or her self interest in avoiding liability.

[57] *Krantz* did not excuse demand, but like *Scalisi*, on grounds not applicable here.

F. Exculpatory Provisions Are Not A Bar To Establishing Futility Of Demand

Defendants' argument that the existence of exculpatory provisions in the organizational documents of some of the Funds automatically means demand cannot be excused is incorrect.

Under Section 17 of the ICA, the organizational documents of investment companies are not permitted to "protect[] or purport[] to protect any director or officer of such company against any liability to the company . . . to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office." 15 U.S.C. 80a-17(h). Plaintiff allege in every complaint that the conduct of the Trustees constituted "willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office." Compl., ¶ 21.

Moreover, Trustees are not protected under such liability exemptions when a complaint alleges facts that create a reasonable doubt that there is a substantial likelihood of liability based on a reckless breach of the duty of care and good faith. As this Court held in *Miller*, "where ... the complaint alleges well-pleaded facts that implicate the duty of loyalty and good faith, as well as the duty of care, the indemnification provision will not subject the complaint to dismissal." 2005 U.S. Dist. LEXIS 4571, at *12-13 (citing *In re Abbott Labs*, 325 F.3d at 811); *see also McCall*, 239 F.3d at 817-819. Where, as here, plaintiffs have sufficiently alleged that the Trustees violated their duty of good faith to the Funds, and intentionally or recklessly breached their duty of care, whether exculpatory provisions apply is not a question that can be resolved at the pleadings stage. *In re Abbott Labs*, 325 F.3d at 811 (whether the complaint sufficiently alleges bad faith "present[s] a question of fact that cannot be determined at the pleading stage."); *Orman v. Cullman*, 794 A.2d 5, 40 (Del. Ch. 2002).[58]

VIII. PLAINTIFFS HAVE STATED A VALID CLAIM UNDER SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT

A. There Is A Private Right Of Action Under Section 206

The defendants concede that Section 215 of the IAA gives rise to an action for rescission for any violation of the IAA, including Section 206. Fund Defs. Br. at 38. They argue, however, that there is no private right of action for damages for a violation of Section 206. Their argument is wrong.

Section 206 of the IAA makes it unlawful for the Managers to engage in fraudulent, deceptive, or manipulative conduct in relation to the Funds.[59] In *Transamerica Mortgage*

[58] Fund Derivative Plaintiffs will address Defendants' arguments relating to universal demand statutes in their Supplemental Brief in Opposition to the Strong Fund Defendants' Motion to Dismiss, because the only universal demand statute that arguably is implicated in these cases is that of Wisconsin, where nearly all of the entities comprising the Strong family of funds are organized. Contrary to Defendants' claim, the Massachusetts universal demand statute is not implicated here, because it did not become effective until July 1, 2004, Mass. St. 2003, Ch. 127, §§ 17 and 24, which is after all of the complaints involving Massachusetts trusts were first filed. *See* Exhibit A (listing filing dates of first-filed complaints in each Fund family). In addition, the only Massachusetts entities in this litigation are business trusts, not corporations, and therefore the new universal demand statute does not apply. See 2003 Mass. Legis. Serv. Ch. 127 (2003).

[59] Section 206 of the ICA provides:

> It shall be unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly – (1) to employ any device, scheme, or artifice to defraud any client or prospective client; (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client; . . . (4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative. The Commission shall, for the purposes of this paragraph (4) by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6 (Section 206).

Advisors, Inc. v. Lewis, 444 U.S. 11, 25-26 (1979), the Supreme Court ruled that Section 206 provided no private right of action for damages and that the only remedy available for a violation of that section was rescission of the advisory contract under Section 215. However, the basis for the Court's decision in *Transamerica* was removed in 1990 when Congress passed the Securities Law Enforcement Remedies Act, P.L. 101-429, which amended Section 214 to confer federal jurisdiction over IAA actions at law for damages. 15 U.S.C. 80b-14. In *Transamerica*, the Supreme Court noted that earlier drafts of Section 214 had included the phrase "actions at law," while the final draft had not. 444 U.S. at 22. The 1990 amendment filled that gap. Thus, Section 214 now reads, in relevant part:

> The district courts of the United States . . . shall have jurisdiction of violations of this subchapter . . . of all suits in equity and ***actions at law*** brought to enforce any liability or duty created by, or to enjoin any violation of this subchapter.

15 U.S.A. 80(b)-14 (emphasis added).

Therefore, a private right of action for damages now exists under Section 206 of the IAA.[60]

B. Plaintiffs Are Not Required To Identify A Provision Of The Investment Management Contract That Violates The IAA, And Have Adequately Pled A Claim For Rescission Under The IAA

Defendants insist that rescission is available under Section 215 of the IAA only where the plaintiff can identify a provision of a management agreement that violates the IAA on its face. Fund Defs. Br. at 38. Defendants argue that because plaintiffs have failed to identify such a

[60] None of the cases Defendants cite for the proposition that there is no private cause of action under Section 206 even mentioned, let alone considered, the amendment of Section 214. Fund Def. Br. at 39, n. 39. Three of the cases pre-dated the amendment and, in the three cases decided after 1990, apparently none of the parties raised the issue of the amendment. Defendants cite no authority for the proposition that damages are not allowed in a private action under Section 206 after the Section 214 amendment.

provision, plaintiffs have failed to state a valid claim for rescission. However, the Complaints allege that Defendants violated Section 206 both because the Management Contracts were fraudulently ***made*** and because the defendants' ***performance*** of the contracts perpetrated a fraud on the Funds. The plaintiffs allege that the advisers and their affiliates violated Section 206 by allowing and encouraging market timing and late trading. The Managers did this in the performance of their Management Agreements. They also knowingly failed to disclose their facilitation of market timing and, therefore, fraudulently induced the contracts, in violation of Section 206. *See, e.g.*, Alliance Compl., ¶¶ 639-646.

Plaintiffs' claim for rescission is valid under the express language of Section 215, which provides:

> (b) Rights affected by invalidity. Every contract ***made in violation of any provision of this title*** and every contract heretofore or hereafter made, the ***performance*** of which involves the violation of, or the continuance of any relationship or practice ***in violation of any provision of this title***, or any rule, regulation, or order thereunder, shall be void (1) as regards the rights of any person who, in violation of any such provision, rule, regulation, or order, shall have made or engaged in the performance of any such contract, and (2) as regards the rights of any person who, not being a party to such contract, shall have acquired any right thereunder with actual knowledge of the facts by reason of which the making or performance of such contract was in violation of any such provision.

15 U.S.C. § 80b-15 (emphasis added). The reach of Section 215 is extremely broad.

Indeed, in *Laird v. Integrated Resources, Inc.*, 897 F.2d 826 (5th Cir. 1990), the Fifth Circuit, relying on the Supreme Court's decision in *SEC v. Capital Gains*, 375 U.S. 180 (1963), flatly rejected defendants' argument. 897 F.2d at 840 (failure to disclose actionable under IAA). Neither *Capital Gains, Laird,* nor any other case interpreting the IAA imposes any requirement that a plaintiff identify a specific provision of a managment contract that violates the IAA and defendants cite to none. In any event, such a requirement would be inconsistent with the specific anti-fraud prohibitions set out in Section 206 (1), (2), and (4).

C. Plaintiffs' IAA Claims Are Pled With Particularity Pursuant To Rule 9(b)[61]

All that is required for a complaint to withstand a motion to dismiss on Rule 9(b) grounds is for plaintiff to plead, with particularity, "the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). A court should not dismiss a complaint under Rule 9(b) if it is satisfied "that the defendant has been made aware of the particular circumstances for which she will have to prepare a defense at trial." Despite defendants' contrary argument, "[t]he second sentence of Rule 9(b) allows conclusory allegations of defendant's knowledge as to the true facts and of defendant's intent to deceive." *Id.* Moreover, Plaintiffs' claims are not vulnerable to attack based on Defendants' attack on the group pleading doctrine.[62]

Plaintiffs have adequately placed defendants on notice of the "circumstances" they will have to defend at trial. They specifically describe which defendants were the Managers to the Funds and thus subject to liability under the IAA. Compls., ¶¶ 309, 310, 21(c) & (d). They specifically allege what the culpable defendants obtained through the fraud: "the advisers to the Funds . . . also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the funds without disclosing that they

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61 "As an initial matter, it is not clear that Rule 9(b) applies in this case because the claim arises under § 206(2), a provision that is not appropriately characterized as an anti-fraud provision." *Morris v. Wachovia Securities, Inc.*, 277 F. Supp. 2d 622, 645 (E.D. Va. 2003) (citing *Capital Gains*, 375 U.S. at 191-92.

62 The Fourth Circuit has never addressed the issue of whether group pleading is allowed, but has stated recently that it "is not a prohibition on forms of pleading; rather, it serves as a presumption that may be invoked *in favor* of a plaintiff." *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004).

permitted facilitated, encouraged or participated in the improper activity." *Id.*, ¶¶ 9, 40, 81-89, 265, 277, 303-08, 642.

The Complaint also adequately alleges defendants' knowledge of the facts and their intent to deceive. *Id.*, ¶¶ 64, 65-73, 266. Even more specifically, plaintiffs allege that "[t]imers, the intermediaries, and the funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family." *Id.*, ¶¶ 80, 267. In the Nations case, the Managers actually entered into a written agreement with one market timer allowing the timer to game the Nations Funds. Nations Compl., ¶ 271-277. Despite committing themselves to timing agreements, the Managers never disclosed the agreements to the Funds and, in fact, affirmatively misrepresented in Fund prospectuses that market timing was not permitted in the funds. Compls., ¶¶ 289-298.

Plaintiffs have pleaded the time, place, and contents of the false representations, who made them, and what was obtained thereby. Nothing more is necessary.

D. Plaintiffs Can Bring Claims Under The IAA Against Persons Not Parties To The Investment Advisory Contract

Contrary to defendants' claims, persons who manage the funds of others for compensation are "investment advisers" within the meaning of the IAA even when they are not parties to an advisory contract. *Abrahamson v. Fleschner*, 568 F. 2d 862, 870 (2d Cir. 1977); *SEC v. Berger*, 244 F. Supp. 2d 180, 193 (S.D.N.Y. 2001); *SEC v. Saltzman*, 127 F. Supp. 2d. 660, 669 (E.D. Pa. 2000). There is no need to show any type of formal adviser-client relationship or receipt of advisory fees for a manager to be held liable under the IAA. *U.S. v. Elliott*, 62 F.3d 1304, 1311 (11th Cir. 1995). In the context of mutual funds, advisers, distributors, administrators and other providers of services to the Funds, who receive fees from the Funds, generally are all under the control of one ultimate parent or are otherwise affiliated.

Thus, the services collectively provided by these actors are part and parcel of the "advisory services" provided by the advisers, and therefore all can be held liable under the IAA, regardless of whether they are signatories to the advisory agreements. For the same reason, all of the Management Contracts properly can be rescinded under Section 215 of the IAA.

In addition, defendants' assertion that none but parties to an investment advisory contract may be sued is premised on rescission being the only available remedy. Because the IAA provides a private right of action for damages, those damages may be sought from persons not parties to the contract. Here, the advisers, sub-advisers and distributors have violated Section 206 of the IAA, regardless of whether they are actually parties to an investment advisory contract.

E. Plaintiffs' Section 206 Claims Adequately Plead Scienter

Defendants incorrectly argue that plaintiffs' Section 206(1) claims do not plead scienter because they are based on the group pleading doctrine.[63] Defendants concede, as they must, that plaintiffs' claims under Section 206 (2) and (3) do not require scienter. Fund Defs. Br. at 42; *see Capital Gains*, 375 U.S. at 195 (no showing of intent necessary, negligence sufficient to establish violations of Sections 206(2) and (3)).

Plaintiffs' claims under Section 206(1) meet the requirements for pleading scienter. "The ultimate determination for the Court under the scienter inquiry is whether, taking the totality of the circumstances as alleged in the complaint, the allegations support a 'cogent and persuasive . . . inference that a defendant acted intentionally, consciously, or recklessly." *Glaser v. Enzo Biochem, Inc.*, 303 F. Supp. 2d 724, 745 (E.D. Va. 2003). A plaintiff may adequately plead scienter with allegations of either (1) motive and opportunity to commit fraud or (2)

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[63] *See supra* at 64, n. 62.

recklessness. *Id.* Plaintiffs have adequately pled scienter with allegations of both motive and opportunity as well as recklessness.

Plaintiffs have adequately alleged that the defendants had the motive and the opportunity to commit fraud. Defendants realized a sizable, concrete benefit from defrauding the Funds. Compls., ¶¶ 9, 40, 69, 81-90, 265, 277, 303-08, 642.[64] The Managers who received fees and other compensation based on a percentage of assets under management obviously had a motive because their remuneration increased commensurately with the influx of timing money. *Id.*, ¶¶ 40, 265. Indeed, the only reason for the Fund Defendants to allow late trading and timing was to turn a quick profit at the expense of the Funds.

The plaintiffs have alleged opportunity by pleading that the defendants had "the means and likely prospect of achieving [the] concrete benefits [desired] by the means alleged." *Keeney*, 306 F. Supp. 2d at 535 (internal citations and quotations omitted). All of the defendants had ample opportunity to defraud the Funds, given their positions of power and authority over trading in the Funds. *See In re Trex Co., Inc. Sec. Litig.*, 212 F. Supp. 2d 596, 607 (W.D. Va. 2002); AC ¶ 264.

Plaintiffs have also adequately pled scienter by alleging that each of the defendants was reckless. Recklessness sufficient to establish scienter is "highly unreasonable [conduct] or an extreme departure from the standard of ordinary care where the defendant either knew of the danger of misleading the plaintiff or the danger was so obvious that the defendant must have been aware of it." *Glaser*, 303 F. Supp. 2d at 745. Failure to disclose a potential conflict of interest can rise to the level of recklessness necessary to establish scienter in a securities fraud case. *See Vernazza v. SEC*, 327 F.3d 851, 860 (9th Cir. 2003). The Fund Defendants here had

[64] *See* Parts A & C, *supra*.

an incontrovertible conflict of interest, which they failed to disclose to Plaintiffs.[65] The actions of the Defendants here in allowing and failing to disclose late trading and market-timing certainly meet this knowing and reckless standard for scienter.

IX. PLAINTIFFS HAVE STANDING TO SUE DERIVATIVELY ON BEHALF OF EACH AND EVERY INVESTMENT COMPANY IN EACH MUTUAL FUND FAMILY

The Fund Defendants admit that plaintiffs have standing to sue on behalf of the mutual funds they own that were late traded or market timed. The Fund Defendants make the technical argument that plaintiffs' standing ends there. The Fund Defendants are wrong. For the reasons discussed below, plaintiffs have standing to sue on behalf of each and every ***investment company***, and thus on behalf of all the Funds in each mutual fund investment company family.

Mutual funds are not legal entities, are not organized in any corporate form, and are not required to register under the Exchange Act or the ICA. ***Investment companies***, on the other hand, are legal entities, are organized under state law, and are registered with the SEC. 15 U.S.C. 80a-8. Mutual funds themselves are merely ***series of shares*** of registered ***investment companies***[66] – in essence, they are little more than accounting entries.[67]

Investment companies can and do issue one or more series of shares (or mutual funds). Mutual fund families or mutual fund complexes may be comprised of one or more investment companies, which in turn may be comprised of one or more series of mutual funds.

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[65] *See* Part A, *supra*

[66] *See e.g.* Statement of Additional Information, One Group Mutual Funds, June 28, 2004 ("One Group Mutual Funds (the "TRUST") is an open-end management investment company. . . . The Trust consists of fifty-three series of units of beneficial interest").

[67] *See e.g.* Excelsior Funds Compl. at ¶ 292 ("The assets belonging to any class of capital stock shall be charged with the liabilities in respect to such class, and shall also be charged with such class's proportionate share of the general liabilities of the Corporation.")

The ICA expressly allows shareholders to bring actions on behalf of ***registered investment companies***, not mutual funds. 15 U.S.C. 80a-35. Similarly, plaintiffs' non-ICA claims are also properly brought on behalf of the investment companies, not individual mutual funds, because the investment companies are legal entities organized under state law with the capacity to sue and be sued. Accordingly, plaintiffs have standing to sue on behalf of any investment company in which a Plaintiff holds shares.

The One Group, PBHG, and Nations fund families each consist of a single investment company. Each mutual fund in these fund families is a series of shares of that ***one*** registered investment company. In each of these three fund families an investor in any mutual fund is a shareholder of the one investment company.

With respect to the Janus and Allianz Dresdner fund families, the Plaintiffs own shares in each of the investment companies that comprise the mutual fund family. Therefore, Plaintiffs have standing to sue on behalf of each investment company and these fund families also.

However, even with respect to the remaining eleven fund families, where Plaintiffs do not own shares of every investment company, each of those fund families is operated as "a single de facto entity," Compls., at ¶ 38, and is therefore an unincorporated association. As will be demonstrated below, as shareholders and beneficial members of the unincorporated associations, Plaintiffs have standing to sue on behalf of the entire fund families here as well.

Plaintiffs allege that each investment company (and therefore each fund family) has suffered injury in fact from the wrongs alleged in the Fund Derivative Complaints. Therefore, Plaintiffs' standing is alleged under Article III of the Constitution.

A. The ICA Confers Standing To Sue On Behalf Of Investment Companies

1. ICA Standing Is On Behalf Of Registered Investment Companies

A shareholder has standing to sue under the ICA on behalf of an investment company, not a "mutual fund."

Section 36(b) of the ICA provides: "An action may be brought under this subsection . . . by a security holder of such *registered investment company* on behalf of such company." 15 U.S.C. 80a-36(b) (emphasis added).

Section 36(a) provides a cause of action for breach of fiduciary duty "in respect of any *registered investment company*." 15 U.S.C. 80a-36(a) (emphasis added).

Additionally, the parties to the contracts that plaintiffs seek to void under section 47 of the ICA, including the investment advisory contracts, are the registered investment companies, not the mutual funds.[68]

2. The Weight Of Authority Recognizes That The ICA Confers Standing On Behalf Of Registered Investment Companies

Every court but one that has considered this question has held that the relevant entity for standing under the ICA is the registered investment company.[69]

In *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000), the Ninth Circuit held that a shareholder's claim relating to just one mutual fund in an investment company comprised of ten

[68] *See e.g.* Excelsior Funds Compl. at ¶ 656; *see also* Investment Advisory Agreement dated May 31, 2000 for Excelsior Tax-Exempt Funds Inc. (stating that the agreement is "by and among Excelsior Tax-Exempt Funds Inc., a Maryland corporation (herein called the "Company"), [and the Investment Adviser] . . . " and further stating that "the Company desires to retain the Investment Adviser to render investment advisory and other services to the Company for its New York Intermediate-Term Tax-exempt Fund, Short-Term Tax Exempt Fund, [etc.]").

[69] Other courts have apparently assumed without question that a shareholder has standing to maintain a derivative action under section 36 of the ICA on behalf of investment companies that consisted of more than one mutual fund. In *Herzog v. Russell*, 483 F. Supp. 1346, 1347 (E.D.N.Y. 1979), the plaintiff sued derivatively on behalf of Franklin Custodian Funds Inc., which at the time consisted of 4 mutual funds.

funds should have been brought ***derivatively*** on behalf of the investment company. (Citing 12B William M. Fletcher, *Fletcher Cyclopedia of Corporations* § 5915 (perm. ed. 1993)).

In *Barrett v. Van Kampen Merritt Inc.*, No. 93 C 366, 1993 U.S. Dist. LEXIS 3936, at *4 (N.D. Ill. Mar. 26, 1993), the court held that the plaintiff stated a claim under 36(b) sufficient to defeat a Rule 12(b)(6) motion arguing lack of standing where plaintiff alleged that the various series of a unit investment trust constituted one investment company.

In *Batra v. Investors Research Corp.*, No. 89-0528, 1991 U.S. Dist. LEXIS 14773, at *5-6 (W.D. Mo.1991), the court held that a plaintiff had standing to sue under section 36(b) on behalf of an investment company even though the plaintiff had owned only one of the twelve mutual funds offered by the investment company. The court rejected the argument that each series constituted an investment company because the individual mutual funds (1) were not registered as investment companies[70] and (2) did not issue securities. *Id.* at *5.

Similarly, in *Wicks v. Putnam Investment Management LLC*, No. 04-10988, 2005 U.S. Dist. LEXIS 4892, at *9 (D. Mass. Mar. 28, 2005), the court stated that "a shareholder plaintiff has a § 36(b) cause of action with respect to each registered investment company in which he owns an interest." (emphasis added).

As the *Batra* court noted, in the ICA Congress did not require separate registration of each mutual fund as an investment company. 1991 U.S. Dist. LEXIS 14773, at *5. But it must be noted here that Congress did not preclude separate registration either. The fund families in MDL 1586 have chosen ***not*** to register each of their funds as individual investment companies. They cannot now claim that each series of shares is an investment company when they have not organized and registered each one as such.

[70] Investment companies must register with the SEC in order to sell securities. *See* 15 U.S.C. 80a-7.

3. *Williams v. Bank One Corp.* Is Against The Weight Of Authority And Should Not Be Followed

Only one court has held that a mutual fund shareholder does not have standing under the ICA to sue derivatively on behalf of the investment company. *Williams v. Bank One Corp.*, C.A. No. 03 C 8561, 2003 U.S. Dist. LEXIS 23522, at *1 (N.D. Ill. 2003)[71]. That court did so *sua sponte*, without citation to case law or statute (including Section 36 of the ICA), and before any defendant had been served. Moreover, the *Williams* court based its decision, at least in part, on the fact that the plaintiff had failed to allege in his complaint *any ownership interest in the investment company* (*Id.*, at *1), a shortcoming that was corrected by amendment in the Consolidated Amended Fund Derivative Complaint, ¶¶ 20, 23.

Contrary to Fund Defendants' argument, the *Williams* decision does not bind the parties to the *Williams* case or this Court under the law of the case doctrine, nor does it apply to the other plaintiffs coordinated in the One Group sub-track, let alone the approximately 200 other Plaintiffs in MDL 1586. The transferee forum in a multi-district litigation case "clearly has the authority and obligation to entertain motions for reconsideration," *In re Long Distance Telecomm. Litig.*, 612 F. Supp. 892 (E.D. Mich. 1985), and "power to set aside pretrial rulings of transferor courts," *In re Multi-Piece Rim Products Liability Litig.*, 653 F.2d 671, 676 (D.C. Cir. 1981). Indeed, "[t]he underlying purpose of coordination and consolidation may justify *special freedom* to reconsider matters that otherwise might be the law of the case." *Pettiford v. Lesher*, 89 F.3d 838, 1996 U.S. LEXIS 17257, at *22 (7th Cir. 1996) (emphasis added, internal citations and quotations omitted).

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71 As the Fund Defendants correctly note, the *Williams* case was transferred to this Court for coordination in MDL 1586. Fund Defs. Br., n. 45.

Here, the preliminary nature and the odd procedural stance of the decision in *Williams*, the fact that the decision is against the weight of authority, and the fact that the perceived pleading defect was corrected in the amended complaint, clearly justify this Court's reconsideration of that decision. Nor, does the law of the case doctrine – which generally applies to prior *appellate* decisions in a case – require this Court to give any deference to that decision. *See, e.g., United States v. Atkins,* 112 Fed. Appx. 272, 274 (4th Cir. 2004). Moreover, due process requires that the *Williams* decision not bind this Court with respect to any other parties. The need to maintain horizontal consistency among all plaintiffs in this MDL provides further grounds for this Court to reconsider the *Williams* decision.

4. <u>The Cases Relied Upon By Defendants Are Not On Point</u>

Every other case cited by Defendants under the ICA where the plaintiff's standing was limited to individual mutual funds is simply inapposite – in those cases ***each fund was separately incorporated and each fund was registered as an investment company***.

Defendants rely principally on *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970), for the proposition that a shareholder has standing to sue only on behalf of the mutual funds he or she owns. In that case, however, each fund owned by the plaintiff was a separate, registered investment company, *i.e.* each was separately incorporated.[72] The Third Circuit in *Kauffman* used the terms "fund" and "corporation" interchangeably, as is demonstrated by the Fund Defendants' own quote:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 ***funds*** he wishes to represent. . . . Thus, he has not complied with [Rule 23.1's] unambiguous

[72] *Kauffman*, 434 F.2d at 731 & n. 1 (stating that the plaintiff was "a shareholder of four mutual funds" and listing the "funds" in footnote one as "The Dreyfus Fund ***Inc.***, Fidelity Trend Funds ***Inc.***, Manhattan Fund ***Inc.***, and the Putnam Growth Fund"; the Putnam Growth Fund was identified as a Massachusetts trust in a related opinion, *In re Kauffman Mut. Fund Actions*, 479 F.2d 257, 261 (1st Cir. 1973)).

> requirement . . . that one who does not own shares in a ***corporation*** is not qualified to bring a derivative action.

Fund Defendants' Omnibus Brief at 46 (quoting *Kauffman*, 434 F.2d at 735) (emphasis added).[73]

The same holds true for *every* case under the ICA cited by Defendants (except *Williams*). Each fund was separately incorporated and registered as an investment company.

- *In re Value Line Special Situations Fund Litg.*, No. 19-103, 1974 U.S. Dist. LEXIS 8099, at *21 (S.D.N.Y. June 13, 1974) ("Plaintiff does not ... allege that she is a shareholder in any ***investment company*** other than the Fund ... it is clear she is attempting to assert derivative claims on behalf of ***investment companies*** in which she does not own any shares.") (emphasis added);

- *Weiner v. Winters*, 50 F.R.D. 306, 307 (S.D.N.Y. 1970) (shareholder of Fund of America ***Inc.,*** an investment company, tried to bring class and derivative actions on behalf of other investment companies including Axe-Houghton Fund B ***Inc.*** and Axe Science ***Corporation***);

- *Herman v. Steadman*, 50 F.R.D. 488 (S.D.N.Y. 1970) (three "funds" for which plaintiff brought a derivative action are identified in the caption as Steadman Investment Fund ***Inc.***, Steadman's Shares in American Industry ***Inc.***, and Steadman Science and Growth Fund ***Inc.***) (emphasis added);

- *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) ("the four Axe-Houghton Funds ***are separate corporations***") (emphasis added).

Thus, these cases do not stand for the proposition that a shareholder has standing to sue only on behalf of a mutual fund and not an investment company.

The decisions in *Zucker v. AIM Advisors Inc.*, No. 03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (Defendants' Omnibus brief, Exhibit H) and *Lieber v. Invesco Funds Group Inc.*, No. 03-5744, slip op. at 12-13 (S.D. Tex. Jan. 20, 2005) (Defendants' Omnibus brief, Exhibit I), relied on by Defendants, are not to the contrary. First, both decisions (which were decided by the same judge on the same day) ***applied only to state law claims***. *Lieber,* at note 10; *Zucker*, at

[73] *See also Id.* at 734 ("we recognize that a shareholder of a ***corporation*** has standing to maintain a derivative action to enforce rights of that corporation . . . [a]ccordingly . . . there is no doubt that appellee may litigate derivative actions in behalf of the four ***funds*** in which he holds shares.").

note 10. Therefore, neither decision has any direct bearing on the analysis of standing under the ICA or Plaintiffs standing to bring other federal law claims derivatively. Second, in both *Zucker* and *Lieber* the plaintiff conceded that each fund was a separate investment company[74], even though legally they were not[75], and both plaintiffs based their standing on the argument that the funds were similarly situated. That is not the case here.

The ICA specifically authorizes shareholder actions on behalf of investment companies. Thus, at a minimum, the Plaintiffs may maintain derivative actions on behalf of each registered investment company in which they hold shares.

B. Plaintiffs Have Standing To Sue On Behalf Of Investment Companies For All Federal Claims Because State Laws Permit Derivative Actions On Behalf Of Those Entities

Plaintiffs properly bring their federal law claims,[76] including their IAA claims, on behalf of the registered investment companies because these entities are the legal entities under the state law of each investment company's organization.

Most of the registered investment companies relevant to this litigation are Massachusetts business trusts, Delaware statutory trusts, or Maryland corporations.[77] The law applicable to

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[74] *Id.* at note 4 ("It is undisputed that the Funds qualify as registered investment companies under the ICA").

[75] *See* Annual Report for AIM Limited Maturity Treasury Fund dated July 31, 2004 ("AIM Limited Maturity Treasury Fund (the 'Fund') is a series portfolio of AIM Investments Securities Funds (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of nine separate portfolios"); Annual Report for AIM Small Cap Growth Fund dated December 31, 2004 ("AIM Small Cap Growth Fund (the 'Fund') is a series portfolio of AIM Growth Series (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of seven separate portfolios").

[76] Standing to prosecute state law claims will be addressed in the next round of briefing as ordered by the Court.

[77] With respect to investment companies organized as business trusts, Federal Rule of Civil Procedure 17(b) provides that the capacity of an entity, other than a corporation or an individual, to sue and be sued (continued...)

Delaware statutory trust provides that "[a] beneficial owner may bring an action . . . *in the right of a statutory trust* to recover a judgment in its favor," DEL. CODE ANN. tit. 12, § 3816(a) (2004) (emphasis added). Massachusetts recognizes a shareholder's right to bring a derivative action on behalf of a Massachusetts business trust, *see Cohen v. U.S. Trust Sec. Corp.*, 311 Mass. 152, 166 (Mass. 1942); *Tracy v. Curtis*, 10 Mass. App. 10 (1980); *Greenspun v. Lindley,* 36 N.Y.2d 473, 330 N.E.2d 79, 369 N.Y.S.2d 123 (N.Y. 1975) (holding that, under Massachusetts law, the shareholders of a Massachusetts business trust should be treated the same as shareholders of a corporation for purposes of maintaining a derivative suit). Maryland common law[78] recognizes derivative actions on behalf of corporations. *Werbowsky* 766 A.2d at 145.

The fact that the investment companies are the relevant entity for purposes of suing and being sued should come as no surprise to the defendants – some of the investment companies involved in this litigation have sued in their own name before. In *Metro Services, Inc. v. Wiggins*, 158 F.3d 162, 163 (2d Cir. 1998), PBHG Funds Inc., the investment company of which each PBHG mutual fund is a series of shares, was a co-lead plaintiff in a securities fraud class action law suit. Similarly, when certain MFS entities sued Daniel Calugar under the Exchange Act and Massachusetts law in connection with market timing and late trading, some of the named plaintiffs in the complaint were "MFS Series Trust II, on behalf of its series MFS Emerging Growth Fund, MFS Series Trust V, on behalf of its series MFS Research Fund, Massachusetts

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(...continued)
"shall be determined by the law of the state in which the district court is held." Maryland law provides that "[a] business trust may sue and be sued." MD Code, Corporations and Associations, § 12-501. The *Plaintiffs'* capacity to bring derivative claims is determined under the law of the state of each company's organization. *Kamen.*, 500 U.S. at 109; *Tomran, Inc. v. Passano*, 862 A.2d 453, 462 (Md. App. 2004).

78 The Maryland statute cited by the Fund Group Defendants applies to Maryland *limited liability companies*, not corporations. *See* Fund Defendants' Omnibus brief at 44. The derivative cause of action on behalf of Maryland corporations remains a creature of common law. *Werbowsky*, 766 A.2d at note 4.

Investors Trust, and Massachusetts Investors Growth Stock Fund." Amended Complaint at ¶ 4, *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

Shareholders have standing to bring derivative actions for their federal claims on behalf of the legal entities organized under the laws of Massachusetts, Delaware, and Maryland. [79]

C. **The Plaintiffs Have Standing To Sue Derivatively On Behalf Of All Investment Companies And Mutual Funds In Each Fund Family Because Each Fund Family Is An Unincorporated Association**

Each of the fund families in MDL 1586 is operated, marketed, and commonly recognized as a single *de facto* entity, *e.g.* the MFS Family of Funds. Compl. at ¶ 38. This allows the fund family to, among other things, maintain economies of scale, bargaining power, brand recognition, goodwill, and management efficiencies. Accordingly, each fund family can properly be viewed in these specific circumstances as an unincorporated association that can be recognized as a *sui generis* legal entity. Plaintiffs are shareholders and beneficial members of each fund family, and therefore have standing to sue derivatively on behalf of each fund family.[80]

1. **Each Fund Family Is An Unincorporated Association**

"An unincorporated association is defined as a body of persons acting together and using certain methods for prosecuting a special purpose or common enterprise."[81] *Estates of Yaron*

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[79] The laws of other states will be addressed in the Plaintiffs' supplemental briefs where applicable.

[80] The One Group, PBHG, and Nations fund families consist of a single investment company organized as a corporation or trust. Thus, there is no need to consider whether the fund family is an unincorporated association because the fund family is already a single business entity. However, should this Court find that shareholders do not have standing to sue derivatively on behalf of the investment company, but must sue on behalf of each fund, then the following analysis will apply to the One Group, PBHG, and Nations fund families as well.

[81] For claims involving a federal substantive right, which claims are the subject of the current briefing, "federal courts must apply federal and not state law in determining what constitutes an unincorporated association for capacity purposes." *Associated Students of Univ. of Calif. at Riverside*, 60 F.R.D. at 67; *see also* Fed. R. Civ. P 17(b). However, even for state law claims, the result would not be different. (continued...)

Ungar v. Palestinian Auth., 304 F. Supp.2d 232, 258 (D.R.I. 2004) (quoting *Motta v. Samuel Weiser, Inc.*, 768 F.2d 481, 485 (1st Cir. 1985)); *see also Associated Students of the Univ. of Cal. at Riverside v. Kleindienst*, 60 F.R.D. 65, 67 (C.D. Cal. 1973) (defining an unincorporated association as "a voluntary group of persons, without a charter, formed by mutual consent for the purpose of promoting a common enterprise or prosecuting a common objective") (quoting *Local 4076, United Steelworkers v. United Steelworkers*, 327 F. Supp. 1400, 1403 (W.D. Pa. 1971)).[82]

The investment companies comprising each fund family here are joined together under a common name, often trademarked, with their own common purposes and objectives, including achieving economies of scale that result from sharing offices, the same trustees, and officers, and bargaining power to negotiate with custodians, transfer agents, and other service providers. These assets, and the goodwill of each fund family, have been diminished and impaired by the acts of malfeasance and nonfeasance described in the Complaints. *See e.g.*, Strong Compl., ¶ 315 ("As of March 2004, *The Milwaukee Journal Sentinel* reported more than $6 billion in assets has flowed out of Strong since September 2003"). Accordingly, the plaintiffs allege in

(...continued)
Maryland law provides that "[a]n *unincorporated association*, joint stock company, *or other group which has a recognized group name may sue or be sued in the group name* on any cause of action affecting the common property, rights, and liabilities of the group." Md.Cts. & Jud.Proc. Code Ann. § 6-406 (emphasis added).

[82] Courts have found groupings of persons or legal entities to be unincorporated associations in widely varying fact patterns. The National Hockey League (*Donatelli*, 893 F.2d at 461); Major League Baseball (*Conscarat v. Major League Baseball*, 1996 U.S. Dist. LEXIS 9797, at *7 (N.D. Cal. July 11, 1996)); the terrorist group Hamas (*Estates of Ungar*, 304 F. Supp.2d at 258); the Palestine Liberation Organization (*Klinghoffer v. S.N.C. Achille Lauro Ed Altri-Gestione Motonave Achille Lauro in Amministrazione Straordinaria*, 739 F. Supp. 854, 856 (S.D.N.Y.,1990)); the University of California student government organization (*Associated Students of University of California at Riverside*, 60 F.R.D. at 68); the National Republican Party (*Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); and the Rainbow Family (*U.S. v. Rainbow Family*, 695 F. Supp. 294, 298 (E.D. Tex.,1988)) have all been deemed "unincorporated associations" by Federal courts for the purpose of suing or being sued. If an unincorporated association can sue or be sued directly, it can be the basis for a derivative lawsuit under Rule 23.1.

each Complaint that the fund family is operated as a single *de facto* entity and seek to redress those damages for the benefit of the fund families.[83]

The constituents of an unincorporated association may be individually incorporated or organized as business entities. *See Donatelli v. Nat'l Hockey League,* 893 F.2d 459, 461 (1st Cir. 1990); *Eastern States Petroleum Co. v. Texas & N. O. R. Co.*, 114 S.W.2d 408, 413 (Tex. Civ. App. 1938) ("the corporate character of said members is immaterial."). Thus, the fact that each investment company is organized as a business entity does not militate against finding that together they are an unincorporated association.

"Where a group is 'commonly understood, referred to, and contributed to' under a given name, fairness dictates that such a group be deemed a legal entity." *Coscarart,* 1996 U.S. Dist. LEXIS 9797, at *7 (quoting *Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); *see also Kay v. Bruno*, 605 F. Supp. 767, 771 (D.N.H. 1985)("common understanding of most citizens of New Hampshire" mandated that New Hampshire Democratic Party be considered an unincorporated association).

Many of the fund families in this litigation have registered their fund family name as a trademark.[84] Many also maintain telephone listings in the name of the fund family.[85] *See Klinghoffer*, 739 F. Supp. at 857 (noting that the PLO has a telephone listing in the white pages). The fund families are also typically marketed as a group and a typical fund family website gives no clues of the complex network of underlying corporate structures. In most cases shareholders are permitted to freely exchange their investments among all funds in the fund family. *See e.g.*

[83] *See* Compls., ¶ 38.

[84] For example, the "MFS Family of Funds" is a registered trademark.

[85] For example, the "Janus Funds" have their own listing in the Verizon superpages that is separate and distinct from the listings for "Janus," "Janus Capital," and "Janus Capital Group."

PBHG Compl. at 270. Thus, each fund family is commonly understood as a single entity and fairness dictates that they be treated as such here.

As the plaintiffs allege in their Complaints, the funds are formed, created, and sponsored by the same management company under the supervision of the same trustees who hold meetings for all funds at the same time. *See* Compls., ¶ 38. Typically, all of the funds have the same investment adviser, distributor, custodian, and transfer agent. *Id.* The agreements between the investment companies and each of these service providers are substantially identical form agreements, with only minor differences chiefly in fee percentages. *Id.* In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single de facto entity and are known under the fund family name. *Id.*

Moreover, much of the harm from market timing and late trading, especially the fallout that occurred after the scandal was exposed, caused injury to the fund families as a whole, not just the timed funds. These are the kind of special circumstances where fairness dictates that a group be deemed a legal entity as an unincorporated association.

2. Plaintiffs Have Standing to Sue Derivatively on Behalf of the Unincorporated Associations

Plaintiffs are shareholders of their respective fund families named in this action, and therefore have standing to bring a derivative action on behalf of the entire fund family. Alternatively, Plaintiffs have standing to maintain a derivative action on behalf of each fund family because they are beneficial or equitable members of each fund family.[86]

[86] *See e.g. Edgeworth v. First Nat'l Bank of Chicago*, 677 F. Supp. 982, 992 (S.D. Ind. 1988) (holding that a beneficiary of a trust had standing to sue derivatively on behalf of corporation in which the trust held shares; the beneficiary was the equitable or beneficial owner of stock and had incentive to pursue the claims faithfully and vigorously); *Pearce v. Superior Court of Kern County*, 149 Cal. App. 3d 1058, 1065-66 (Cal. App. 5th Dist. 1983) (same); *Cassata v. Cassata*, 538 N.Y.S.2d 960, 960 (N.Y. App. Div. 1989) ("Plaintiff was the beneficiary of a trust holding stock in defendant corporation and thus, was (continued...)

The Plaintiffs have a proprietary, beneficial, and equitable interest, via ownership of their fund family shares, in the goodwill and reputation of the fund family, as well as the bargaining power and economies of scale of the fund family as a whole.[87] Each shareholder owns a pro rata share of these assets so long as he or she owns shares of the fund family. The Plaintiffs are recipients of income that depends on the well being of the fund family.[88] When the investment advisers destroyed the reputations of their respective fund families they harmed the entire fund family, not just the timed funds, and the entire fund families have borne the brunt of their bad faith through outflow and other damage. Compls., ¶¶ 251-263.

Thus, it is clear that the Plaintiffs have the requisite interest in the outcome of the case, *see* Fund Defendants' brief at 45, and the plaintiffs may prosecute the derivative claims belonging to their respective fund families.

In the event that this Court determines that the Plaintiffs do not have standing to sue derivatively on behalf of each entire fund family, Plaintiffs seek leave to amend their Complaints in order to include representative plaintiffs for each investment company in each fund family, as is permitted under Federal Rule of Civil Procedure 21.

(...continued)
entitled to institute a shareholder derivative action"); *Norton v. National Research Foundation*, 141 F.R.D. 510, 512 (D. Ks. 1992) (intestate successors of shares in corporation could maintain derivative action as equitable holders even though shares had not yet passed through probate).

87 The plaintiff in *Kauffman*, unlike Plaintiffs here, could not allege a proprietary interest in the 65 mutual funds on whose behalf he attempted to sue because those funds were from a multitude of *competing* fund families and thus together could not consist of an unincorporated association with a common purpose relevant to the rights Kauffman attempted to assert. 434 F.2d at 731.

88 *See Pearce*, 149 Cal. App. 3d at 1065 (stating that, "[i]rrespective of the uncertainties [of the plaintiffs ownership status] . . . , plaintiff is a recipient of substantial income which depends upon the well-being of the corporation.").

D. The Plaintiffs Have Article III Standing On Behalf Of Timed And Non-Timed Funds Alike

In each and every Fund Derivative Complaint the Plaintiffs allege that all mutual funds in each fund family were harmed, whether or not the particular fund was the direct victim of market timing or late trading and corresponding breaches of fiduciary duty.[89]

The damages caused to non-timed funds include, among others: (a) all fees paid under advisory and other agreements that would not have been approved had investments advisers and other fiduciaries disclosed their breaches of fiduciary duty;[90] (b) transaction costs, tax liabilities, inefficient trading in portfolio securities, interest on borrowing, and increased expense ratios caused by investors redemptions relating to lost confidence;[91] (c) fees paid by funds that served as repositories for sticky assets;[92] and (d) cost increases resulting from market timing that are shared by timed and non-timed funds alike.[93] Each and every fund and investment company in each fund family was harmed by these types of damages.

Defendants' contention that plaintiffs have merely stated a legal conclusion is incorrect. *See* Fund Defs. Br. at 49. In order to establish Constitutional standing under Article III, "a plaintiff must, generally speaking, demonstrate that he has suffered 'injury in fact,' that the injury is 'fairly traceable' to the actions of the defendant, and that the injury will likely be redressed by a favorable decision." *Bennett v. Spear*, 520 U.S. 154, 162 (1997) (citing *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-561 (1992)). Plaintiffs have alleged ***facts***

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[89] Compls., ¶¶ 4, 82, 252-254, 256, 257, 617, 633, 636, 644, 649, 655, 661, 673, 679, 691, & 697.

[90] *Id.*, ¶¶ 617, 633, 636, 644, 655, 661, 679, & 697.

[91] *Id.*, ¶¶ 252-254, 257.

[92] *Id.*, ¶ 82.

[93] *Id.*, ¶¶ 4, 256.

demonstrating injury and causation. If the Defendants wish to contest these *facts* alleged, that is for a later stage of the proceedings, not for a motion to dismiss.[94]

X. THE TRADER DEFENDANTS' MOTION TO DISMISS SHOULD BE DENIED

The Trader Defendants move to dismiss the Complaints for lack of demand and standing, adopting and incorporating the arguments of the Fund Defendants and the Broker-Dealer Defendants. Accordingly, the Fund Derivative Plaintiffs adopt and incorporate all of their foregoing arguments in opposition to the Trader Defendants' Motion to Dismiss.

CONCLUSION

For all of the foregoing reasons, the Fund Derivative Plaintiffs request that the Court enter an order denying all defendants' motions to dismiss the Complaints.[95]

Dated: April 22, 2005

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

[94] If the Court concludes that the plaintiffs' standing is limited just to those individual series of funds they purchased or to one investment company rather than an entire family of funds, the Fund Derivative Plaintiffs request the opportunity to intervene new parties with standing to represent the entire fund families.

[95] If the Court concludes that the plaintiffs have failed to plead any claim, the Fund Derivative Plaintiffs request that they be given leave to amend the Fund Derivative Complaints to satisfy the Court's pleading requirements.

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

399612

APPENDIX

Fund	First Regulatory Settlement Announced	Regulator	First Derivative Complaints Filed In Each Fund Family
Alliance	12/18/03	SEC	10/08/03 *Bernstein v. Alliance* Case No. 03-5087 (E.D. N.Y.)
MFS	02/05/04	SEC & NYAG	12/11/03 *Bruckner v. MFS* Case No. 03-12483 (D. Mass)
Putnam	11/13/03	SEC	11/05/03 *Zuber v. Putnam* Case No. 03cv12175 (D. Mass.)
Strong	05/20/04	SEC & WIAG	09/05/03 *Mule, Lesser & Leonard v. Strong* Case No. 03-4221 (D.N.J.)
Pilgrim Baxter	06/21/04	SEC	11/28/03 *Hall, et al. v. Pilgrim Baxter Associates, et al.* Case No. 03-6522 (E.D. Pa.)
One Group (Banc One)	06/29/04	SEC & NYAG	09/30/03 *Snyder v. Marshall* Case No. 03-1039 (S.D. Ohio)
Franklin Templeton	08/02/04	SEC	02/13/04 *McAlvey v. Franklin* Case No. 04-628 (N.D. Cal.)
Janus	04/27/04	NYAG & COAG	09/05/03 *Steinberg v. Janus* Case No. 03-5048 (E.D. Pa.)
Allianz Dresdner (PIMCO)	06/01/04	NJAG	03/15/04 *Rubin v. PIMCO* Case No. 04 CV 02005 (S.D.N.Y.)
Bank of America (Nations)	03/15/04	SEC	09/18/03 *Finnell v. Bank of America* Case No. 03-4446 (D.N.J.)
Invesco	09/07/04	COAG	11/28/03 *Karlin v. Amvescap* Case No. 03-2406 (D. Colo.)
Columbia	02/08/05	NYAG	03/16/04 *Slaybe v. Columbia Management Advisors, Inc.* Case No. 04cv10534 (D. Mass)

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL No. 1586**
This Document Relates To: **ALL FUND DERIVATIVE ACTIONS**	**Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864**

COUNTY OF NEW YORK :
: ss.
STATE OF NEW YORK :

AFFIDAVIT OF DEMET BASAR PURSUANT TO FEDERAL RULE OF CIVIL PROCEDURE 56(f) IN OPPOSITION TO FUND DEFENDANTS' MOTION TO DISMISS THE FUND DERIVATIVE COMPLAINTS

DEMET BASAR, being duly sworn according to law, deposes and states:

1. I am a partner in the law firm of Wolf Haldenstein Adler Freeman & Herz LLP. I am one of the counsel for the Fund Derivative Plaintiffs in these actions. I submit this Affidavit pursuant to Federal Rule of Civil Procedure 56(f) in opposition to the Fund Defendants' motion to dismiss the Fund Derivative Complaints.

2. In the course of investigating the claims asserted in these actions, we were provided with detailed information and documents from more than one market timer relating to massive late trading and market timing in the mutual fund families. Some of the detailed allegations in the Fund Derivative Complaints are based upon this information.

3. We were not provided with full and complete information about such timing activity. For example, we have not received complete information about timing by persons or entities other than those timers with whom we had direct communication.

4. Twelve mutual fund families have entered into regulatory settlements with, among others, the Securities and Exchange Commission and the Attorney General of the State of New York. In connection with the settlements in some, but not all twelve, of those settlements, the mutual fund families have provided the Fund Derivative Plaintiffs with documents relating to the investigations and settlements. I understand that our confidentiality agreements with all these fund families preclude me from describing the content of the documents or the full scope of the documents that have been produced. However, the Court is aware that some mutual fund families have provided more documents than other fund families have produced.

5. No mutual fund family has permitted any of its trustees, officers, employees, or agents to be deposed by the Fund Derivative Plaintiffs. Nor has any mutual fund family permitted the Fund Derivative Plaintiffs to interview any trustees, officers, employees, or agents.

6. Except for some limited information provided by one mutual fund family, the Fund Derivative Plaintiffs have not received discovery concerning the fees, compensation, and other substantial payments paid to the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including fees, compensation, and other substantial payments, directly or indirectly, from:

(a) the Funds;

(b) late traders or market timers;

(c) brokers and other facilitators of late trading and market timing; and

(d) banks and other persons or entities who financed late trading and market timing.

7. The Fund Derivative Plaintiffs have not received any discovery concerning the process by which fees, compensation, and other substantial payments were set for the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including the information sought by the Trustees who approved the Management Agreements each year, the information provided by the Managers to the Trustees, or the information considered by the Trustees.

8. The Fund Derivative Plaintiffs have not received any discovery concerning the fees, compensation, and other substantial payments paid to the Managers by or on behalf of institutional investors or other third-parties not affiliated with the Managers during the period in which late trading and market timing was encouraged or allowed by the Managers.

9. The Fund Derivative Plaintiffs have not received any discovery concerning the harm inflicted upon the Funds by late trading and market timing, including:

(a) dilution of Fund returns;

(b) increased transaction costs;

(c) increased management or administrative costs or fees;

(d) increased tax liabilities; and

(e) expenses or losses incurred when long-term investors withdrew from the Funds following the public disclosure of the late trading and market timing scandal on or about September 3, 2003.

10. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any payments actually paid to the Funds in connection with any regulatory settlement relating to late trading or market timing.

11. The Fund Derivative Plaintiffs have not received any discovery concerning any releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, in connection with any regulatory settlement relating to late trading or market timing.

12. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any other payments actually paid to the Funds in connection with late trading or market timing.

13. The Fund Derivative Plaintiffs have not received any discovery concerning any other releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing.

14. Without the information described in this Affidavit, the Fund Derivative Plaintiffs are unable to respond to the defendants' fact-based argument that claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing have been released, discharged, extinguished, compromised, satisfied, set off, or reduced in any way by the regulatory settlements or by any other payment.

15. We have discussed the SEC settlements, and the distribution process, with the Independent Distribution Consultants ("IDCs") appointed in four of the twelve settled cases. One of those IDCs provided us with information about meetings between all the IDCs and the SEC. Based upon information provided to us by the IDCs, including the information provided to us about meetings between all the IDCs and the SEC, we understand that the IDCs did not review fee, payment, expense, and damage information relevant to the Fund Derivative Plaintiffs' claims and that the IDCs did not intend to distribute any portion of the SEC settlement proceeds to the Funds to compensate them for such fees, payments, expenses, or damages.

16. The foregoing statements are true and correct to the best of my knowledge, information, and belief.

EXECUTED THIS 22ND DAY OF APRIL, 2005, AT NEW YORK, NEW YORK.

DEMET BASAR

Sworn to and Subscribed Before
Me this 22nd day of April, 2005.

Notary Public

ROBERT ABRAMS
Notary Public, State of New York
No. 02AB5085291
Qualified in New York County
Commission Expires Sept. 22, ~~1999~~ 2005

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL No. 1586
	)	Case Nos. 04-15861-CBB
	)	04-15862-AMD
	)	04-15863-JFM
[All Tracks]	)	04-15864-CBB/JFM
	)	

CLASS PLAINTIFFS' MEMORANDUM OF LAW IN RESPONSE TO DEFENDANTS' OMNIBUS BRIEFS IN SUPPORT OF THEIR MOTIONS TO DISMISS

MILBERG WEISS BERSHAD & SCHULMAN LLP
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: (858) 793-0070
Fax: (858) 793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP
John B. Isbister, Fed. Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel for Plaintiffs

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page(s)

FEDERAL CASES

STATE CASES

UNREPORTED CASES

FEDERAL STATUTES

I. INTRODUCTION

These cases allege an unprecedented series of deceptive practices and business deals to defraud long-term mutual fund investors out of over a billion dollars. Defendants used secret arrangements, deceptive trading practices, conflicts of interest and breaches of duty to exploit arbitrage opportunities to siphon off long-term investors' returns, and then concealed these activities from the long-term investors.

The market timing schemes alleged in the Complaints required the direct and substantial participation of three different groups of defendants: First, the various parties who controlled the investment policies and practices of the mutual funds themselves (the "Fund Defendants"), had to make their funds available for timing; but only to select customers, the "Trader Defendants." The Trader Defendants were provided opportunities that other investors could not be given -- if all investors were free to time their trades, long-term returns on fund investments would be decimated by timing, long-term investors would refuse to continue investing in funds, and there would be no long-term investor profits for timers to siphon. To entice the Fund Defendants to provide these opportunities, the Trader Defendants used connections, or offered substantial business as a *quid pro quo* for the Fund Defendants. And the "Broker Defendants" made it all happen. They used their connections with the Fund Defendants to negotiate market timing arrangements and execute timing trades on behalf of the Trader Defendants – all hidden from the investing public and often made "after hours" – and provided necessary technical and financial advantages to the Trader Defendants. To hide the schemes from the investing public, the Fund Defendants violated the securities laws by omitting disclosure of their market timing arrangements in offering documents. And all profited handsomely at the expense of plaintiffs in this action – the ordinary long-term investors.

In typical securities cases, plaintiffs suffer damage when an issuer's misstatements or omissions cause stock prices to reach artificially inflated levels and a corrective disclosure then causes a drop in stock price. In these market timing cases, by contrast, the losses suffered by investors were (i) directly caused by the activities of not only the Fund Defendants, but also of the Trader Defendants and Broker Defendants, (ii) not necessarily linked to specific misrepresentations, but rather to investors' lack of knowledge of the market timing schemes, and (iii) not sharp and sudden in connection with corrective disclosures, but rather were slow and gradual well before any corrective disclosures. Distinguishing this from a garden variety securities case is critical to evaluate the arguments that defendants present in their multiple motions to dismiss.[1] Defendants try to fit a square peg into a round hole, misapplying doctrines developed in garden variety securities cases to this case, where the wrongdoing and damage are fundamentally different. But the federal securities laws are not so constrained.

The Supreme Court has cautioned that fraudulent schemes vary, and fraudulent acts do not go unremedied merely because the perpetrators contrived a novel form of deception:

> [I]t [is not] sound to dismiss a complaint merely because the alleged scheme does not involve the type of fraud that is "usually associated with the sale or purchase of securities." We believe that § 10(b) [of the Securities and Exchange Act of 1934 ("Exchange Act")] and [SEC] Rule 10b-5 **prohibit *all* fraudulent schemes in connection with the purchase or sale of securities, whether the artifices employed involve a garden type variety of fraud, or present a unique form of deception**.

Superintendent of Ins. v. Bankers Life & Cas. Co., 404 U.S. 6, 11 n.7 (1971) (emphasis added). As the Fourth Circuit recently recognized in *Miller v. Asensio & Co.*, 364 F.3d 223, 231 (4th Cir. 2004), the Supreme Court directs that the securities laws be read flexibly, not technically and

[1] This brief responds to arguments made in the three omnibus briefs in support of defendants' motions to dismiss. The particularized allegations contained in each complaint (referred to herein as "Complaints") will be addressed in separate supplemental briefs.

restrictively, so that a cause of action exists for any plaintiff who suffers an injury as a result of deceptive practices touching on the sale or purchase of securities. Moreover, as expressed in the legislative history of the federal securities laws and stressed by Judge Harmon in *Enron,* "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *In re Enron Corp. Sec., Derivative & ERISA Litig.*, 235 F. Supp. 2d 549, 593 (S.D. Tex. 2002) (citation omitted).

Because the securities laws are sufficiently broad to provide recoveries for plaintiffs and Class members, who have sufficiently pled each element of their claims, the motions to dismiss should be denied.

II. THE BASICS OF THE MARKET TIMING AND LATE TRADING SCHEMES

A. Market Timing

Market timing is the frequent buying and selling of mutual fund shares to exploit any lag between changes in the value of the fund's portfolio of securities and the reflection of that change in a mutual fund's share price. Mutual funds generally calculate the net asset value ("NAV," which determines the price an investor pays per share) once at the end of the business day, using the prices of the funds' underlying securities as of the 4:00 p.m. ET close of the New York Stock Exchange ("NYSE"). As a result, NAV often does not reflect all available market information, resulting in "stale" prices. The market timing strategies used by the Trader Defendants exploited "arbitrage" opportunities in the pricing of mutual funds; therefore, the long-term investment performance of target funds – the performance to which ordinary investors look – was immaterial to the Trader Defendants.[2]

Timing principally causes harm to long-term shareholders by diluting these shareholders' returns. By investing on days that they anticipate upward market trends, market timers allocate for themselves profits that would otherwise have been shared among long-term shareholders. Similarly, by selling off fund shares on days where downward trends are anticipated, timers avoid their share of the losses, making long-term shareholders bear these losses disproportionately. These misallocated profits and losses bear directly on the NAV of the funds. *See, e.g.*, Strong ¶¶78-82.

In addition, because market timing involves repeated and rapid trading, long-term investors were damaged by the payments to fund affiliates of improper fees, increased trading and brokerage costs, and increased tax liabilities. Moreover, market timing disrupted fund managers' investment strategies (and investors' returns), as managers who needed to "hedge" against market timing and retain sufficient cash to redeem market timers' shares held investments in cash or other securities where liquidity was more important than long-term returns.

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2 For example, certain international funds provided an opportunity for "time zone arbitrage" because the funds used the closing prices in foreign markets to price shares of foreign companies, notwithstanding that the foreign markets closed many hours before the 4:00 p.m. ET closing of the NYSE. As a result, the foreign share prices used in determining the fund's NAV did not reflect events or information that first became known after the close of the foreign market. *See, e.g.,* Putnam ¶67 (description of how market timing can work with respect to international funds). The individual complaints will be designated, *e.g.*, Putnam ¶__.

However, market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing other (often illiquid) securities such as high-yield bonds or small capitalization stocks. Indeed, the Trader Defendants could even profitably time domestic large cap funds because the prices of individual stocks held by the fund frequently lag slightly behind general market movements. *See, e.g.,* MFS ¶113.

While damages are appropriate for expert analysis at a later stage in the litigation, one study values the losses to long-term investors by market timing at $4-5 billion a year (*see, e.g.*, Janus ¶88).

B. Late Trading

Certain Defendants also engaged in late trading, the practice of placing orders to buy or sell mutual fund shares after 4:00 p.m. ET, but receiving the price based on the prior NAV already determined as of 4:00 p.m. that same day. Late trading enables the trader to profit from knowledge of market-moving events that occur after 4:00 p.m. and are not reflected in that day's fund share price.

Late trading is not only fraudulent; it is illegal *per se*. Under Rule 22c-1 [17 C.F.R. § 270.22c-1] promulgated under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 *et seq*. ("ICA"), a purchase or redemption order must be priced based on the fund's NAV *next computed* after receipt of the order. Otherwise, the Trader Defendants would be able to dilute long-term investors' returns by purchasing fund shares at price's not available to long-term investors.

As alleged in the Complaints, the Broker Defendants participated in concealing late trading by permitting favored customers to place ***conditional*** trades before 4:00 p.m. with the option of ***canceling*** or ***confirming*** the trades after 4:00 p.m. In other instances, Trader Defendants were permitted by both certain Broker Defendants and certain Fund Defendants routinely to ***submit two orders*** for fund purchases before the order deadline (one to buy and one to sell) and then to ***cancel one after hours***. Certain of the Fund Defendants allowed trades to be submitted late, knowing or recklessly disregarding the fact that the purchase orders were not entered before the trading deadline; certain of the Broker Defendants also ***altered records*** to conceal that orders were either confirmed or canceled after the trading deadline.

Several defendants, such as Canary and Bank of America, even used or installed special equipment allowing traders to engage in market timing and late trading. Indeed, Bank of America provided Canary with an electronic trading system that permitted Canary to trade as late as 8:30 p.m. ET. Similarly, certain Trader Defendants had access to a system that allowed trading as late as 5:30 p.m. ET, and with the assistance of certain Broker Defendants, they were able to ***disable the time stamp function*** on the trading platform to ensure that there was no record of any late trades. At the very minimum, the Complaints allege with the requisite particularity, the effect of such practices on the market, with the funds secretly giving deceptive advantages to defendants not shared by others, ultimately resulting in the dilution of shares, increased administrative fees, and improper management of the funds.

III. ARGUMENT

In considering defendants' motions to dismiss, the Court must presume that the allegations of the Complaint are true, read the Complaint as a whole, and give plaintiffs the benefit of every favorable inference that can be drawn from their allegations. *See Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974); *Mylan Lab., Inc. v. Matkari*, 7 F.3d 1130, 1134 (4th Cir. 1993). A motion to dismiss tests only the sufficiency of the complaint; importantly, it does not resolve contests surrounding the facts, the merits of a claim, or the applicability of defenses. *See Republican Party v. Martin*, 980 F.2d 943, 952 (4th Cir. 1992).[3]

[3] These long-standing principles are not altered by the pleading requirements of Federal Rule of Civil Procedure 9(b), or by the Private Securities Litigation Reform Act of 1995 ("PSLRA") (codified in part at 15 U.S.C. §§ 77z-1, 78u), which apply only to certain claims asserted in these actions. *See No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. W. Holding Corp.*, 320 F.3d 920, 946 (9th Cir. 2003) ("In this era of corporate scandal, when insiders manipulate the market with the complicity of lawyers and accountants, we are cautious to raise the bar of the PSLRA any higher than that which is required under its mandates"). "While Congress unquestionably strengthened the pleading standard for securities fraud [under the Exchange Act], the [PSLRA] would hardly serve its purpose 'to protect

A. The Complaints Sufficiently Allege Claims Under The Exchange Act

To state a claim under § 10(b) of the Exchange Act and SEC Rule 10b-5, plaintiffs must allege that; (1) in connection with the purchase or sale of securities; (2) defendants either (a) employed a device, scheme, or artifice to defraud; (b) made an untrue statement of a material fact or failed to state a material fact that was necessary to prevent the statements that were made from being misleading under the circumstances; or (c) engaged in an act, practice, or course of business that operated as a fraud or deceit upon the plaintiff; (3) defendants acted with scienter; (4) plaintiffs relied upon the misstatement or omission or lack of a fraudulent scheme; and (5) defendants' conduct proximately caused plaintiffs' losses. 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5. Plaintiffs have successfully pleaded each of these elements as to all defendants.

1. Both Class Members Who Purchased Before And Class Members Who Purchased During The Class Periods Have A Private Right Of Action Under § 10(b)

There is no dispute that class members who purchased mutual fund shares during the Class Periods have a private cause of action under § 10(b). *Superintendent of Ins.*, 404 U.S. at 13 n.9. As to holders (*i.e.*, those who purchased shares before the Class Period and held shares during the Class Period), however, the defendants take inconsistent positions. On the one hand they argue that because the holders' claims are "in connection with the purchase or sale" of securities, the holders' state law claims are barred under the Securities Litigation Uniform

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investors and maintain confidence in the securities markets' were it to become a choke-point for meritorious claims." *Helwig v. Vencor, Inc.*, 251 F.3d 540, 553 (6th Cir. 2001) (citation omitted). Further, although the PSLRA requires some precision in alleging facts, it does not require a plaintiff to set forth facts that defendants exclusively possess because of the lack of discovery. *See Keeney v. Larkin*, 306 F. Supp. 2d 522, 528 (D. Md. 2003).

Standards Act ("SLUSA") (Fund Omn. at 46);[4] on the other hand, they argue that "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities' and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased." Fund Omn. at 18-19 (citing *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723 (1975)).

In any event, *Blue Chip Stamps* is not as broad as defendants represent. *Blue Chip Stamps* held only that a private right of action under § 10(b) is not available to one who neither purchased nor sold a security, but claims he would have purchased but for an overly pessimistic prospectus. *Blue Chip Stamps*, 421 U.S. at 726, 743. "None of the plaintiffs in *Blue Chip* actually purchased any of the stock. Thus, the plaintiffs were complaining about a transaction that never occurred; no securities or compensation ever changed hands." *Clapsaddle v. Telscape Int'l,* 50 F. Supp. 2d 1086, 1089 (D.N.M. 1998).

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4 As Judge Motz suggested in discussing SLUSA preemption, one way to satisfy an "in connection with the purchase or sale" element is "to focus upon the late trades and market-timed transactions allegedly permitted by the mutual funds and engaged in by the hedge funds." *See In re Mut. Funds Inv. Litig.*, 320 F. Supp. 2d 352, 355 (D. Md. 2004) ("*Remand Opinion*"). "The late trades and market-timed transactions involved 'the purchase or sale of a covered security' and, according to the facts alleged by plaintiffs, were 'manipulative and deceptive.'" *Id.*

The *Remand Opinion* suggestion is consistent with the Supreme Court's "flexibl[e]" interpretation of § 10(b)'s "in connection with the purchase or sale of any security" element. *SEC v. Zandford*, 535 U.S. 813, 819 (2002). In *Zandford,* the Court interpreted the element to include fraudulent conduct that is *interdependent* with the sale or purchase of securities. *Id.* at 820, 822 (reversing the lower court; holding that the "in connection with" requirement was met because the "securities sales and [the broker's] fraudulent practices were not independent events. . . . It is enough that the scheme to defraud and the sale of securities coincide.").

Zandford's logic applies here because, unlike in *Blue Chip Stamps, see supra,* or most other securities cases, plaintiffs' injuries were incurred primarily when the defendants market timed and late traded, not when the plaintiffs purchased or sold funds. Thus, a purchase or sale by a market timer satisfies the "purchase or sale" element of § 10(b), regardless of whether the claim is brought by an investor who purchased before or during the Class Periods.

Moreover, because the prudential considerations that influenced the *Blue Chip Stamps* opinion do not apply here, *Blue Chip Stamps* should not be extended to bar actions by those who purchased prior to, but not during, the Class Periods. The *Blue Chip Stamps* Court, deciding the case prior to the passage of the PSLRA, was particularly concerned that allowing non-purchaser/non-seller spectators to pursue claims would promote "vexatious litigation" or "strike suits." *Id.* at 742-43. This concern was based on two grounds: (1) defendants might settle cases because of inconvenience and disruption rather than because the cases had merit (*id.* at 740-41); and (2) allowing non-purchaser/non-seller spectators to pursue claims would lead to "hazy factual issues" dependent on oral testimony and speculative damage claims (*id.* at 743).

In 1995, Congress addressed the first concern expressed in *Blue Chip Stamps* when it passed the PSLRA, which contains numerous provisions intended to prevent settlements driven by factors other than the merits of the action. *See* H.R. Conf. Rep. No. 105-803 (1998); H.R. Conf. Rep. 104-369 (1995). *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 107 (2d Cir. 2001); *see also Helwig*, 251 F.3d at 547-48 (PSLRA's heightened pleading standard "insulates defendants from abusive suits"). As this Court has recognized, these are not abusive suits – there can be no serious dispute that violations occurred causing substantial damages.

Blue Chip Stamps' second concern is also absent in this case. In *Blue Chip Stamps* the Court was troubled that non-purchaser/non-seller claims would be supported primarily by oral testimony that the plaintiffs "would have purchased" or "would have sold." *See Blue Chip Stamps,* 421 U.S. at 742. In contrast, here, all class members' purchases of stock are matters that are "verifiable by documentation, and do not depend upon oral recollection." *See id.*

The *Blue Chip Stamps* Court was further concerned that "a putative plaintiff, who neither purchases nor sells securities but sues instead for intangible economic injury such as loss of a noncontractual opportunity to buy or sell [at issue in *Blue Chip Stamps*], is more likely to be seeking a largely conjectural and speculative recovery in which the number of shares involved will depend on the plaintiff's subjective hypothesis." *Id.* at 734-35. In contrast, here, mutual fund holders who purchased their securities prior to the Class Periods suffered tangible, calculable damages in the same manner as those who purchased during the Class Periods (primarily, the dilution of their investment); and their purchase was not speculative but rather is subject to documentary verification.[5]

The Supreme Court, after *Blue Chip Stamps* and after passage of the PSLRA, has employed similar reasoning in refusing to extend the *Blue Chip Stamps* limitation. In *Wharf (Holdings) Ltd. v. United Int'l Holdings, Inc.*, 532 U.S. 588 (2001), defendant argued that oral contracts for purchase or sale posed the problem of proof similar to that identified in *Blue Chip Stamps*, and thus, should not be the basis for a § 10(b) private cause of action. The Court rejected defendant's argument:

> *Blue Chip Stamps,* however, involved the very different question whether the Act protects a person who did not actually buy securities, but who might have done so had the seller told the truth. The Court held that the Act does not cover such a potential buyer, in part for the reason that Wharf states. But United is not a potential buyer; by providing Wharf with its services, it actually bought the option that Wharf sold. And *Blue Chip Stamps* said nothing to suggest that oral purchases or sales fall outside the scope of the Act. ***Rather, the Court's concern was about "the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others."*** [citation omitted]. ***Such a "potential purchase" claim would rest on facts, including the plaintiff's state of mind, that might be "totally unknown and unknowable to the defendant," depriving the***

[5] Thus, the Fund Defendants' reliance on *Gurley v. Documation, Inc.*, 674 F.2d 253, 257 (4th Cir. 1982) is misplaced. In *Gurley,* the court held that a "plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing" under § 10(b). In contrast, here, the harm accrued upon consummation of the securities transactions by the Trader Defendants.

> ***jury of "the benefit of weighing the plaintiff's version against the defendant's version."*** *Blue Chip Stamps, supra,* at 746.

Wharf (Holdings) Ltd., 532 U.S. at 594-95 (emphasis added).[6]

The same reasoning applies here: investors who purchased prior to the Class Periods are not "potential buyer[s]," rather, they "actually bought" the mutual fund securities. *Id.* And *Blue Chip Stamps* said nothing about the situation presented here: actual purchases by plaintiffs, but outside the Class Period. *Cf. Dan River, Inc. v. Icahn*, 701 F.2d 278, 284-85 (4th Cir. 1983) (reversing preliminary injunction because of dispute over whether company was a purchaser or seller during the relevant period). Rather, here, as in *Wharf (Holdings) Ltd.,* the Court's concern about "'the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others'" are not present. 532 U.S. at 595. An actual purchase, even if prior to the Class Periods, "would not create this problem, because both parties would be able to testify as to whether the relevant events had occurred." *Id.*

As expressed by Judge Motz, "Principle, policy, and common sense all appear to dictate that if holders of mutual fund shares suffered dilution of the value of their shares from wrongdoing in a securities market, a national forum should be open to them, regardless of whether or not they purchased or sold shares during the class period, to assure that all who were similarly damaged are similarly treated." *Remand Opinion,* 320 F. Supp. 2d at 356. Judge Motz further suggested: "Thus, even recognition of a federal cause of action under Rule 10(b)(5),

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6 The Sixth Circuit employed similar reasoning in *Mansbach v. Prescott, Ball & Turben,* 598 F.2d 1017, 1030 (6th Cir. 1979): "The pledge at issue in this and like cases, contrariwise [to *Blue Chip Stamps*], is a single concrete event, involves a limited class of persons and a specific amount of securities, and is supported by written documentation, and this lawsuit prays for a precise amount of damages. *Blue Chip* does not counsel against holding that a pledge is a 'purchase or sale' of a security."

which would serve these important federal interests, might well not be barred by *Blue Chip Stamps*."

Defendants cite the recent opinion in *Kircher v. Putnam Funds Trust*, 2005 WL 757255, at *4 (7th Cir. Apr. 5, 2005), which in *dicta* posits that holders lack standing under *Blue Chip Stamps*. That opinion – which ruled on SLUSA preemption and not whether holders had a private cause of action for § 10(b) violations – does not consider the fact that persons who purchased mutual funds before, rather than during, the Class Periods, are still "purchasers," and ***not*** "potential purchasers" under *Blue Chip Stamps*.[7] And the court's *dicta* did not analyze the prudential considerations discussed in *Blue Chip Stamps*, which dictate that *Blue Chip Stamps* should not be extended to this unique context, where the conduct injured persons who purchased before and during the Class Periods in precisely the same manner.

Further, the court's rationale in *Kircher*, that holder claims are not lost because the claims are "left to public enforcement," 2005 WL 757255, at *4, ignores Congress' belief – expressed in the legislative history of the PSLRA and stressed by Judge Harmon in *Enron* – that "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and that private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *Enron,* 235 F. Supp. 2d at 593 (citing Joint Explanatory Statement of the Committee of Conference, Conference Report on Securities Litigation Reform, H.R. Conf. Rep. No. 104-369, at 31 (1995), *reprinted in* 1995 U.S.C.A.N.

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[7] Likewise, that opinion did not consider whether purchases and sales by market timers could satisfy the "purchase or sale" requirement.

730).[8] "The Supreme Court has repeatedly emphasized the deterrent value of [] private rights of action, which 'provide' a most effective weapon in the enforcement' of the securities laws and are a 'necessary supplement to Commission action,'" and "[t]he importance of this tool has been highlighted by recent disclosures of extraordinary corporate misconduct." *Enron,* 235 F. Supp. 2d at 593-94 (citations omitted).

This is not the typical false statement/omission case where a plaintiff suffers damage by holding a stock the day the truth regarding the stock is revealed and the stock price drops. Moreover, this is not a case where plaintiffs who purchased at an artificially inflated price are the only plaintiffs damaged. Because all fund investors were damaged by market timing, regardless of when they made their investment, they all should be allowed to bring Exchange Act claims.[9]

2. The Fund Defendants Are Liable For Making <u>Materially False Statements And Omissions</u>

A § 10(b) claim may be pleaded by alleging a false statement or omission, and/or by alleging a fraudulent scheme. 17 C.F.R. § 240.10b-5(a)-(c); *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342 (4th Cir. 2003). Plaintiffs here plead an omissions case against the Fund Defendants, and a fraudulent scheme case against all defendants.[10]

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8 *See also Remand Opinion*, 320 F. Supp. 2d at 356; *Mut. Shares Corp. v. Genesco, Inc.*, 384 F.2d 540, 546-47 (2d Cir. 1967) ("But we do not regard the fact that plaintiffs have not sold their stock as controlling on the claim for injunctive relief. The complaint alleges a manipulative scheme which is still continuing. While doubtless the Commission could seek to halt such practices, stockholders are also logical plaintiffs to play 'an important role in enforcement' of the Act in this way.")(footnote and citation omitted).

9 If the court should determine that holders may not assert claims under the Exchange Act, it should determine that holders can assert claims under state law. *See Blue Chip Stamps*, 421 U.S. at 738 n.9; section III.E.2., *supra*.

10 Unlike subsection 10b-5(b), which requires a false statement or omission, claims under subsections 10b-5(a) and (c) "are not so restricted." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 372 (D. Md. 2004) (citing *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 153 (1972)). "Claims for engaging in a fraudulent scheme and for making a fraudulent

Unlike in a typical case where a prospectus simply describes a company and the securities it offers, mutual fund prospectuses uniquely focus on the *investment opportunities* offered by the funds. Here, the Fund Defendants promoted the performance, fee structure and investment features of their funds through their prospectuses. Accordingly, they had a duty to present a "complete and non-misleading" picture of the investments they were offering to the public, including the market timing and/or late trading that they were permitting at investors' expense.

Courts have recognized that "'even absent a duty to speak, a party who discloses material facts in connection with securities transactions assume[s] a duty to speak fully and truthfully on those subjects. . . .' [T]he requirement is not to dump all known information with every public announcement, but ***the law requires an 'actor to provide complete and non-misleading information with respect to the subjects on which he undertakes to speak.'"*** *In re K-Tel Int'l, Inc. Sec. Litig.*, 300 F.3d 881, 898 (8th Cir. 2002) (emphasis added) (internal quotations and citation omitted).

Additionally, "[a] duty to affirmatively disclose 'may arise when there is insider trading, a statute requiring disclosure,' or [ ] 'an inaccurate, incomplete or misleading prior disclosure.'" *City of Monroe Employees Ret. Sys. v. Bridgestone Corp.*, 399 F.3d 651, 669 (6th Cir. 2005) (quoting *In re Digital Island Sec. Litig.*, 357 F.3d 322, 329 n.10 (3d Cir. 2004)). Here, the Fund Defendants were obligated by ICA § 34(b) – in addition to § 10(b) of the Exchange Act – to disclose material information to investors.[11] The serial, incomplete, and inaccurate prospectuses

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statement or omission are thus distinct claims, with distinct elements." *Id.* (quoting *In re Global Crossing, Ltd. Sec. Litig.*, 322 F. Supp. 2d 319, 336 (S.D.N.Y. 2004)).

11 Recognizing the potential for abuse to shareholders, Congress chose to more heavily regulate the mutual fund industry than other types of securities markets, and enacted two

Defendants published also obligated them to speak truthfully and openly about the market timing activities they were allowing in the funds.

Here, until the market timing activity was uncovered, none of the funds disclosed that: (a) they allowed select investors to time their trades, often pursuant to secret agreements with these investors; (b) pursuant to these arrangements, the select investors regularly timed funds; (c) trading by timers not only diluted profits but also was disruptive to the efficient management of the funds and/or increased the funds' costs, thereby harming the funds' actual performance; (d) the amount of compensation paid by the funds to their investment advisors increased substantially because of the increased net assets under management due solely to the illegal market timing funds deposited by the timers with no benefit to long-term investors; and (e) pursuant to these arrangements, the defendants benefited financially at the expense of the ordinary fund investors. *See, e.g.,* MFS ¶98; Alliance ¶¶89-94; Columbia ¶¶85-91; Pilgrim Baxter ¶82.

To make matters worse, some prospectuses specifically addressed market timing, and still omitted that the funds actually allowed select participants to market time, to the detriment of long-term investors. For example, the MFS Complaint alleges that the Prospectuses stated that "The MFS funds do not permit market-timing or other excessive trading practices that may

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statutory schemes – the ICA and the Investment Advisers Act of 1940, 15 U.S.C. §§ 80b-1 *et seq.*, in addition to the Securities Act and Exchange Act, which also cover mutual fund securities. The stringent rules and regulations that cover mutual funds require them to publish information in their Prospectuses relating to, *inter alia*, the returns that the funds have produced, the fees that the funds charge and the type of trading (often including the number of trades per year) that is permitted.

disrupt portfolio management strategies and harm fund performance." MFS ¶94; *see id.* ¶¶92-98.[12]

All the Fund Defendants who were responsible for issuing prospectuses that failed to disclose market timing activities are liable for these omissions. *See Dunn v. Borta,* 369 F.3d 421, 434 (4th Cir. 2004) (defendants directly involved in making misrepresentations held primary participant); *Bielski v. Cabletron Sys.*, 311 F.3d 11 (1st Cir. 2002) (defendants that had access to information contradicting company's public statements, had participated in making fraudulent statements and stock sales, and had signed certain forms held primary participants in fraud); *Enron,* 235 F. Supp. 2d at 549, 588, 590, 692-93 ("when a person, acting alone or with others, creates a misrepresentation [on which the investor-plaintiffs relied], the person can be liable as a primary violator").[13]

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[12] A similar omission was addressed by the Southern District of New York in *SEC v. PIMCO Advisors Fund Mgmt. LLC,* 341 F. Supp. 2d 454 (S.D.N.Y. 2004) ("*PIMCO I*"). There, in the context of a prospectus disclosure that did "not formally prohibit market timing," the court nevertheless found that the statements omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. *Id.* at 464. The court explained that even if the market timing arrangement was not "strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* because they informed investors that the management of the PIMCO Funds would act to protect the interests of long-term investors from market timers at the same time that the Funds were . . . allegedly facilitating an undisclosed market timing arrangement." *Id.*

Moreover, the court found that the alleged misstatements were material, given the multi-billion dollar scale of Canary's trading volume under the market timing agreement, and the alleged admissions that market timing was disruptive. *Id.* at 464-65. The court therefore concluded: "Because the disclosures here could easily be read by a factfinder to strictly limit market timing, and because the Canary arrangement was so out of keeping with the PIMCO Funds' policy against market timing, dismissal of the SEC's misrepresentation claim is inappropriate at this stage of the proceedings." *Id.* at 464.

[13] To the extent any of the Complaints allege false statements or omissions by Fund Defendants who were not directly involved in the issuing of Prospectuses, they may be liable pursuant to the "group pleading" doctrine. Under that doctrine, a court may infer that senior executive officers involved in the company's day-to-day affairs and financial statements were responsible for statements in certain company documents:

a. All Of The Defendants Are Liable For Their Active Participation In The Fraudulent Scheme

The Broker and Trader Defendants (as well as the Fund Defendants) are liable under Rule 10b-5(a), which prohibits employment of a "device, scheme, or artifice to defraud," and Rule 10b-5(c), which prohibits engaging in an "act, practice or course of business which operate[d] or would operate as a fraud or deceit upon any person." As emphasized by the Supreme Court, "§ 10(b) makes it unlawful to use '*any* manipulative or deceptive device or contrivance' in connection with the purchase or sale of any security," *Herman & MacLean v. Huddleston*, 459 U.S. 375, 386 (1983) (emphasis in original). And as Judge Blake observed in *Royal Ahold,* the types of deceptive practices that may give rise to a claim are as limitless as a fraudster's imagination for mischief and "'encompass the use of '*any* device, scheme or artifice,' or '*any*

> In cases of corporate fraud where the false and misleading information is conveyed in prospectuses, registration statements, annual reports, press releases, or other 'group-published information,' it is reasonable to presume that these are the collective actions of the officers. Under such circumstances, a plaintiff fulfills the particularity requirement of Rule 9(b) by pleading the misrepresentations with particularity and where possible the roles of the individual defendants in the misrepresentations.

In re GlenFed, Inc. Sec. Litig., 60 F.3d 591, 593 (9th Cir. 1995) (quoting *Wool v. Tandem Computers, Inc.*, 818 F.2d 1433, 1440 (9th Cir. 1987)); *see also In re Scholastic Corp. Sec. Litig.*, 252 F.3d 63, 76 (2d Cir. 2001) (persons who were primarily responsible for statements liable). Although the Fourth Circuit has not decided whether plaintiffs can rely upon group pleading, many courts acknowledge the doctrine as viable and consistent with Rule 9(b) and the PSLRA. *See Schwartz v. Celestial Seasonings*, 124 F.3d 1246, 1254 (10th Cir. 1997); *Andrews v. Fitzgerald*, 823 F. Supp. 356, 373-74 (M.D.N.C. 1993) (applying group pleading presumption); *Martino-Catt v. E.I. duPont de Nemours & Co.*, 213 F.R.D. 308, 314-15 (S.D. Iowa 2002); *In re Sensormatic Elec. Corp. Sec. Litig.*, 2002 WL 1352427 (S.D. Fla. June 10, 2002); *Tricontinental Indus. v. Anixter*, 215 F. Supp. 2d 942, 946-47 (N.D. Ill. 2002); *In re Raytheon Sec. Litig.*, 157 F. Supp. 2d 131, 152 (D. Mass. 2001); *In re Am. Bank Note Holographics Sec. Litig.*, 93 F. Supp. 2d 424, 442 (S.D.N.Y. 2000); *In re Secure Computing Corp. Sec. Litig.*, 120 F. Supp. 2d 810, 821 (N.D. Cal. 2000); *Griffin v. GK Intelligence Sys.*, 87 F. Supp. 2d 684, 688 (S.D. Tex. 1999). As discussed below, even without the presumption, however, each of the Defendants is liable for its active participation in the fraudulent scheme, and certain Defendants are additionally liable as control persons.

act, practice, or course of businesses used to perpetuate a fraud on investors." 351 F. Supp. 2d at 372 (quoting *Global Crossing*, 322 F. Supp. 2d at 329) (emphasis in original); *see also In re Initial Pub. Offering Sec. Litig.*, 241 F. Supp. 2d 281, 385 (S.D.N.Y. 2003).[14] While the Broker and Trader Defendants expended significant energy briefing the point, plaintiffs have not alleged that these defendants made actionable misrepresentations or omissions under Rule 10b-5(b).

The Complaints allege in great detail how the Broker and Trader Defendants worked together with the Fund Defendants to exploit market timing capacity in the funds. The briefs supporting the individual Complaints will address these allegations in greater detail, but, in sum, the Complaints allege that as competition for market timing capacity among hedge funds and others increased dramatically, market timers relied on, and paid, certain Broker Defendants who became known as "timing" brokers, to arrange for market timing capacity of the funds in exchange for extraordinary fees and commissions. *See, e.g.,* Alger ¶¶124-28; Alliance ¶¶168-79; Columbia ¶¶119-20, 123-26; MFS ¶¶118-31; Strong ¶¶107-09. Indeed, in many cases, the funds themselves worked with the timing brokers so that the brokers could help the traders evade the funds' purported restrictions on timing. *See, e.g.*, Columbia ¶113; Excelsior ¶67; MFS ¶155; Strong ¶¶98-102. With respect to late trading, certain of the Broker Defendants allowed the

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14 The scope of scheme liability under § 10(b) "is quite extensive" and includes "the full range of ingenious devices that might be used to manipulate securities prices." *In re ZZZZ Best Sec. Litig.*, 864 F. Supp. 960, 969, 971 (C.D. Cal. 1994) (quoting *Santa Fe. Indus., Inc. v. Green*, 430 U.S. 462, 476 (1977)). There is no support for the Trader Defendants' attempt (Traders Omn. at 23-24) to limit scheme liability to wash sales, matched orders, or rigged prices. *See, e.g., Enron*, 235 F. Supp. 2d at 589 ("contrary to the arguments of some Defendants, that liability is not limited to the making of a material misstatement or omission, nor to a few very technical forms of manipulation"). Even if such support did exist, defendants' conduct in this case includes the rigging of prices for mutual fund shares through late trading and timed transactions that allowed the defendants to purchase and sell fund shares at prior day's prices.

entry of trades after-hours, and took advantage of disabled time-stamp functions. *See, e.g.*, Alger ¶112; Excelsior ¶67; Federated ¶48; Strong ¶¶94-95.

Scheme liability can, and often does, attach in the absence of actionable misrepresentations or omissions, and can attach to participants in the scheme even where another participant's misrepresentations or omissions are integral to the scheme. *See Zandford*, 535 U.S. 813 (no need for misrepresentations); *Royal Ahold*, 351 F. Supp. 2d at 372 (citing *Affiliated Ute Citizens*, 406 U.S. at 153 (same)); *Enron*, 235 F. Supp. 2d 549 (same); *In re Blech Sec. Litig.*, 961 F. Supp. 569, 583-84 (S.D.N.Y. 1997) (same); *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005) (quoting *In re Lernout & Hauspie Sec. Litig.*, 236 F. Supp. 2d 161, 173 (D. Mass. 2003)) (holding that a defendant can be liable as a primary violator of § 10b and Rule 10b-5 where the defendant "substantially participate[d] in a manipulative or deceptive scheme . . . even if a material misstatement by another person creates the nexus between the scheme and the securities market").[15]

Scheme liability does not require that the underlying fraudulent conduct be *per se* illegal. Neither the plain language of § 10(b) nor that of Rule 10b-5 contain such a requirement. Rather, as Judge Blake recently explained in *Royal Ahold*:

> There is no requirement that claims under Rule 10b-5(a) and (c) allege illegal trading or market manipulation by the defendants. Instead, subsections (a) and (c) are far broader and "encompass much more than illegal trading activity: they encompass the use of '*any* device, scheme or artifice', or '*any* act, practice, or course of businesses used to perpetuate a fraud on investors."

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15 Even the cases cited by the Broker Defendants recognize that § 10(b) encompasses scheme liability. *See Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 177 (1994) ("As in earlier cases considering conduct prohibited by § 10(b), we again conclude that the statute prohibits only the making of a material misstatement (or omission) or the commission of a manipulative act."); *Santa Fe Indus., Inc.*, 430 U.S. at 477 ("No doubt Congress meant to prohibit the full range of ingenious devices that might be used to manipulate securities prices").

351 F. Supp. 2d at 372 (emphasis in original) (quoting *Global Crossing*, 322 F. Supp. 2d at 336 (same)).

Defendants' reliance on the first motion to dismiss opinion in *PIMCO I* for this point is misplaced. In that opinion, the district court found that the SEC complaint did not sufficiently allege primary liability based on the additional ground of scheme liability under Rule 10b-5(a) (device, scheme, or artifice to defraud) against two PIMCO executives who had arranged for Canary's market timing.[16] The court did find, however, that the complaint alleged liability under Rule 10b-5(b) against the two executives. *Id.* at 468-69.[17]

First, in denying liability under subsection (a), the district court concluded that market timing was not "per se illegal." *Id.* at 468. Even if that court's analysis is consistent with Judge Blake's holding in *Royal Ahold* that a device need not be "per se illegal," the court incorrectly read the SEC's new disclosure rule, which, pursuant to the district court's interpretation, "would not appear to prohibit market timing arrangements of the type entered into between the PIMCO funds and Canary." In reality, however, the SEC's final rule and reasoning reaffirmed that secret market timing arrangements are unlawful:

> We reemphasize, as we stated in the Proposing Release, that a mutual fund that enters into an arrangement with any person to permit frequent purchases and redemptions of fund shares may only do so consistent with the antifraud provisions of the federal securities laws and the fiduciary duties of the fund and

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16 Notably, the court did not expressly address liability under Rule 10b-5(c) (act, practice or course of business which operates or would operate as a fraud or deceit). 17 C.F.R. § 240.10b-5. Also, *PIMCO I* did not address liability of market timers or timing brokers under § 10(b) and Rule 10b-5.

17 In separate decisions – *PIMCO I* and *SEC v. Treadway*, 354 F. Supp. 2d 311 (S.D.N.Y. 2005) (*"PIMCO II"*) – the district court found that plaintiffs had stated Rule 10b-5 omissions claims against the two executives who were responsible for the prospectus disclosures concerning "fund investment objectives and guidelines, fund holdings, and fund capitalization," because these disclosures said nothing about market timing arrangements with Canary. *See PIMCO II*, 354 F. Supp. 2d at 316.

> its investment adviser. Disclosure provided pursuant to these amendments will not make lawful conduct that is otherwise unlawful. ***For example, disclosure will not render lawful an arrangement whereby an investment adviser permits frequent purchases and redemptions of a mutual fund's shares in return for consideration that benefits the adviser, such as an agreement to maintain assets in other accounts managed by the adviser.***

Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, 69 Fed. Reg. 22300, 22301-06 (Apr. 23, 2004) (to be codified at 17 C.F.R. pts. 239 & 274) (emphasis added).[18] Second, the court reasoned that "many individual and institutional investors . . . attempt to time markets with varying degrees of success"; even if misconduct could be so widespread and known as to be rendered non-fraudulent, the *PIMCO* court did not (and could not) cite any basis to conclude that average investors were allowed to, or could profitably, move large amounts of money in and out of funds on a rapid basis to make short-term profits.

And the *PIMCO I* decision – to the extent it is persuasive at all on this point – does not reach as far as defendants would have it. Indeed, the court stated that a complaint would sufficiently allege liability where, as here, it alleges fraudulent activity involving "*some* conduct other than participation in a scheme to make a 'material misrepresentation or a material omission.'" *PIMCO I,* 341 F. Supp. 2d at 467 (emphasis in original) (citing *U.S. Envtl., Inc.,* 155 F.3d 107, 111). *PIMCO I* further anticipated that a complaint would sufficiently plead "use of a fraudulent device" if it alleges the defendants had "sufficient knowledge of the allegedly fraudulent purpose of the overall scheme," and indeed, *PIMCO I*'s holdings are limited to whether plaintiffs had sufficiently pled the executives' scienter. *Id.* at 469. Here, the Complaints sufficiently allege liability against each of the defendants based on the plain

[18] The *PIMCO I* opinion cited to "60 Fed. Reg. at 22301-03" instead of the final rule, which was published at "69 Fed. Reg. at 22301-03."

language of subsections (a) and (c) of Rule 10b-5, and pursuant to this Court's own jurisprudence. *See, e.g., Royal Ahold,* 351 F. Supp. 2d 334.

b. All Defendants Are Liable As Primary Violators Under *Central Bank* And Its Progeny

Under *Central Bank of Denver,* all defendants may be held liable based on their respective primary violations of Rule 10b-5:

> [t]he absence of § 10(b) aiding and abetting liability ***does not mean that secondary actors in the securities markets are always free from liability*** under the securities Acts. ***Any person or entity***, including a lawyer, accountant, or bank ***who employs a manipulative device . . . may be liable as a primary violator under Rule 10b-5 . . . .***

Central Bank, 511 U.S. at 191 (emphasis added).

As the Ninth Circuit stated in *Cooper v. Pickett*, "*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme." 137 F.3d 616, 624 (9th Cir. 1998), *quoted with approval in Enron,* 235 F. Supp. 2d at 591. The Second Circuit recognized that "'[i]n any complex securities fraud, moreover, there are likely to be multiple violators,'" and rejected a trader defendants' argument that he was not a primary violator when he and his broker-dealer agreed to participate in a price manipulation scheme, stating: "if the trader who executes manipulative buy and sell orders is not a primary violator, it is difficult to imagine who would remain liable after *Central Bank.*" *U.S. Envtl. Inc.,* 155 F.3d at 109, 112 (quoting *Central Bank).* Indeed, at least one court has noted that "brokers, traders and principals in broker-dealers" – as opposed to "so-called secondary actors in the securities markets, *i.e.*, accountants and lawyers" – are more appropriately classified as "non-secondary actors," or primary actors. *Mishkin v. Ageloff*, 1998 WL 651065, at *17 n.12 (S.D.N.Y. Sept. 23, 1998).[19]

Late trading, too, forms a basis of the fraudulent scheme claim. The Trader Defendants argue otherwise, reasoning that the forward-pricing rule (Rule 22c-1) purportedly does not provide a private right of action. Even if true, plaintiffs are not proceeding under Rule 22c-1, and the same conduct by defendants that violates Rule 22c-1 also constitutes illegal and manipulative trading prohibited by § 10(b). *Cf. Malone v. Microdyne Corp.*, 26 F.3d 471, 478 (4th Cir. 1994) (while plaintiffs have no standing to enforce accounting standards, "[accounting standards] and the antifraud rules promulgated under § 10(b) of the 1934 Act serve similar purposes, and courts have often treated violations of the former as indicative that the latter were also violated").[20]

Unlike a typical Rule 10b-5(b) case in which the issuer's misrepresentations or omissions alone give rise to investor harm, in this case the Broker and Trader Defendants -- more than merely "facilitating" investor harm -- were necessary and critical participants in these fraudulent

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[19] Defendants rely upon cases holding that conspiracy claims do not survive *Central Bank*, but none of these cases address liability where the individual defendants each have committed a primary violation. *Dinsmore v. Squadron, Ellenoff, Plesent, Sheinfeld & Sorkin*, 135 F.3d 837, 842-43 (2d Cir. 1998) ("We simply hold that where the requirements for primary liability are not independently met, they may not be satisfied based solely on one's participation in a conspiracy in which other parties have committed a primary violation); *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1244 (N.D. Cal. 1994) (no allegations of primary liability); *see also Wenneman v. Brown*, 49 F. Supp. 2d 1283, 1290 (D. Utah 1999) (holding that *Central Bank* did not "preclude a plaintiff from bringing a claim against members of a conspiracy to defraud so long as the plaintiff sufficiently alleges facts which would support a finding that a particular participant could be primarily liable as a co-conspirator under Rule 10b-5").

[20] The Trader Defendants also argue that (i) they did not know that late trading was improper, (ii) the practice did not affect the market, and (iii) that trades were placed after 4:00 p.m., but that traders did not receive the benefit of stale prices. These are factual contentions, contradicted by the Complaints, that are inappropriate on motions to dismiss. *See, e.g.,* Janus ¶¶1, 4, 76, 85-88, 97-108, 206-15; Putnam ¶¶1-5, 70-78, 36-146; Columbia ¶¶1-5, 67-71, 164-74.

schemes. Without the participation of the traders (who actually engaged in market timing) there could be no scheme. The Broker Defendants argue that they "are merely alleged to have provided ordinary financial services (*e.g.*, financing, clearing and executing trades) to their customers and counterparts" (Broker Omn. at 15-18, 21), but this falsely minimizes their role in the wrongdoing. While these allegations are alone sufficient, *see U.S. Envtl. Inc.,* 155 F.3d at 112, the Complaints allege far more -- a series of deceptive arrangements intended to provide cover for the funds who were responsible for preventing market timing.[21] Thus, the types of claims against the Broker and Trader Defendants are not barred – but rather are recognized – by the Supreme Court's decision in *Central Bank.* Indeed, the SEC has pursued and settled claims against certain brokers pursuant to §10(b) and Rule 10b-5, including a settlement last week with Fiserv Securities, Inc. *See* SEC Release No. 51588, *available at* http://www.sec.gov/litigation/admin/34-51588.pdf.

The Broker and Trader Defendants rely heavily on *In re Homestore.com Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1022 (C.D. Cal. 2003), in which business partners that engaged in "related party" transactions with the issuer (for the purpose of disguising the issuer's financial condition) were held not liable. In *Homestore.com*, the district court reasoned in part that the plaintiffs were damaged by their reliance on the issuer's false financial statement, and not on the scheme itself. *Id.* at 1041. In contrast, here, plaintiffs relied on there *not* being a scheme to siphon off their profits, and suffered damages as a result of the fraudulent timing and late trading.

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21 *See Blech,* 961 F. Supp. at 585 ("participating at both the initiation and clearing stages of the allegedly fraudulent transactions" supports a primary violation; likewise, a defendant that "contrived and agreed to fund" a pre-planned fraudulent sale may be liable for primary violation); *see also In re Blech Sec. Litig.,* 2002 WL 31356498, at *4 (S.D.N.Y. Oct. 7, 2002) (denying Bear Stearns' summary judgment motion where Bear Stearns' knowledge, direction, and clearing "does not 'reflect . . . the standard practice of [a] clearing broker'").

Regardless, *Homestore.com's* narrow (and unsupported) interpretation of *Central Bank* has not been followed by a single court outside of the state of California, and has been specifically rejected by subsequent decisions in Texas and Massachusetts.[22]

For example, in *Newby v. Enron Corp.*, 310 F. Supp. 2d 819, 828-30 (S.D. Texas 2004), the Court held that plaintiffs adequately alleged a scheme in violation of § 10(b) against Merrill Lynch and explicitly "rejected the narrow construction of the statute and of primary violations employed by *Homestore.com*." *Newby*, 310 F. Supp. 2d at 829. Just as the Broker Defendants argue here, Merrill Lynch argued that its participation in the alleged scheme was limited to normal business transactions and that it did not design or employ the alleged scheme at issue in *Enron*, thus shielding it from § 10(b) liability. Judge Harmon rejected this argument, finding that Merrill Lynch's "substantial, active role in major fraudulent transactions with no legitimate business purpose" was enough to confer liability under § 10(b).[23] Likewise, in *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005), the court rejected *Homestore.com* and held that allegations of the creation and funding of sham entities designed to enter into fraudulent licensing agreements for the purpose of inflating profits were sufficient to state a claim for

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[22] The Broker Defendants relied the SEC's *amicus* brief in *Homestore.com,* whose position was adopted by the court in that case, should be rejected for the same reasons stated herein.

[23] The Trader Defendants claim that plaintiffs must allege that their conduct ["was manipulative or deceptive independent of the actions of the Fund Defendants."] (Trader Omn. at 23). But their authorities simply do not support this position. *See McGann v. Ernst & Young*, 95 F.3d 821 *amended,* 102 F.3d 390 (9th Cir. 1996) (accounting firm liable for primary violation for preparing fraudulent audit report included by client in Form 10-K); *Enron,* 235 F. Supp. 2d at 591 ("'*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme.'"); *In re Medimmune, Inc., Sec. Litig.,* 873 F. Supp. 953, 964 (not addressing scheme liability; dismissing control person claims). In any event, the traders' market timing activities are independent from the Funds' concealment of these activities from long-term investors.

scheme liability against a bank. Once again, the court rejected defendant's argument "that the alleged conduct . . . amounts to commonplace business transactions . . . ." *Id.* at 342.[24]

3. Scienter: The Complaints Sufficiently <u>Allege The Scienter Of The Scheme Participants</u>

Under Rule 10b-5, plaintiffs must also allege that defendants engaged in the manipulative conduct with "scienter." *IPO*, 241 F. Supp. 2d at 385. The PSLRA requires that complaints allege facts giving rise to a strong *inference* that the defendants engaged in the manipulative conduct with scienter. *See IPO*, 241 F. Supp. 2d at 384-85. In the Fourth Circuit, scienter includes either intentional misconduct or recklessness. *Ottmann*, 353 F.3d at 343-44. Recklessness is conduct "so highly unreasonable and such an extreme departure from the standard of ordinary care as to present a danger of misleading the plaintiff to the extent that the danger was either known to the defendant or so obvious that the defendant must have been aware of it." *Id.* (citation omitted). Of course, where as here defendants actually knew that their activities hurt investors, any scienter standard is satisfied.

Factual allegations illustrating defendants' deliberate participation in a common scheme to defraud establish intentional misconduct or recklessness. For example, Judge Harmon in *Enron* held that scienter was supported by allegations of a "regular pattern of related and repeated conduct" comprising "deliberate, repeated actions with shared characteristics that were part of an alleged common scheme through which Defendants all profited handsomely, many

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[24] Likewise, the Trader Defendants' citation to *Suez Equity Investors, L.P. v. Toronto-Dominion Bank,* 250 F.3d 87, 101 (2d Cir. 2001) is also unpersuasive. *See* Trader Omn. at 21 n.27. In fact, *Suez Equity Investors* recognized that "*Central Bank* did not eliminate *primary* liability for business entities" and held that "Plaintiffs, in the present case, do not simply allege that the corporate defendants knew, but failed to disclose, an alleged fraud; rather, they assert that defendants violated § 10(b) *in their own right* . . . ." *Suez Equity Investors,* 250 F.3d at 101 (emphasis in original).

exorbitantly." *Enron*, 235 F. Supp. 2d at 693-94; *Blech*, 961 F. Supp. at 583 (scienter sufficiently alleged through allegations that Bear Stearns had knowledge of the manipulative scheme through communications with others and had motive and opportunity).

Here, as in *Enron*, the scheme itself "undermines claims of unintentional or negligent behavior and supports allegations of intent to defraud." *Id.* at 694; *see also id.* at 703 (direct involvement in formatting and funding sufficient "by the very nature of the transactions to state a claim under § 10(b) and Rule 10b-5") *Id.* at 703. Indeed, "the whole point of the scheme," which required multiple actors – the Trader Defendants to profit from rapid trading, and the Broker Defendants who enabled the Trade Defendants' activities in return for fees – was to siphon off profits from innocent investors and force them to disproportionately bear losses and expenses caused by market timing and late trading, while disguising such actions from the innocent investors. *See SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1471 (2d Cir. 1996) (scienter found where "the whole point of the scheme" "was to keep customers in the dark"). Certainly defendants understand that the billions of dollars reaped by market timers and late traders had to come from ***someone***. *See SEC v. PIMCO*, 341 F. Supp. 2d at 459 (explaining that certain investors "would bear all of the costs of Canary's market timing activities"); *see also, e.g.*, MFS ¶179.[25]

[25] Where, as here, the complaints are replete with allegations that the Broker Defendants knowingly and purposefully participated in the scheme, a "red flag" analysis is inappropriate – the Broker Defendants did not need a "red flag" to know they were participating in wrongdoing. As the defendants in *IPO* unsuccessfully attempted, the Broker Defendants here "created a 'straw man' by rewriting Plaintiffs' allegations and then attacking only their version of the allegations." *IPO*, 241 F. Supp. 2d at 388 n.169. Thus, Defendants' cases addressing scienter are primarily inapposite. *See, e.g., Ottmann*, 353 F.3d at 348 (fact that defendant was giving rough approximation rather than precise number in allegedly false statement mitigated against scienter); *In re CIENA Corp. Sec. Litig.*, 99 F. Supp. 2d 650 (D. Md. 2000) (scienter not sufficiently plead where no proof that statement was made with knowledge of its falsity);

a. Scienter Of Fund Defendants

Here, the factual allegations giving rise to at least a strong inference of the Fund Defendants' knowledge or recklessness are abundant. Such allegations include, for example, that certain Fund Defendants were:

- ***Knowingly entering into agreements*** permitting ***select investors*** to time their trading of shares. Pilgrim Baxter ¶82; MFS ¶113; Putnam ¶107; One Group; ¶¶101, 106; Putnam ¶107.
- Allowing disruptive timing to take place ***in violation of their own written policies***. Pilgrim Baxter ¶82; MFS ¶110; One Group ¶¶101-04.
- ***Selectively enforcing*** the express "anti-timing" exchange limitations in their prospectuses. Pilgrim Baxter ¶86; MFS ¶117; Strong ¶136; Putnam ¶¶116(b), 124(b).
- ***Acknowledging the harmful effects*** of market timing. Pilgrim Baxter ¶88; Columbia ¶136; Putnam ¶174.
- Discussing with timers ***express plans*** to time the mutual funds, and ***granting permission*** to market time. Pilgrim Baxter ¶95; MFS ¶103; Columbia ¶101; Strong ¶100-02; One Group ¶76-79.
- Affirmatively ***providing lists of nonpublic information*** to certain customers to facilitate their market timing. Pilgrim Baxter ¶102; MFS ¶104; One Group ¶84; Strong ¶103.
- ***Offering timing capacity in exchange for other investments***. Pilgrim Baxter ¶¶104-06; MFS ¶115; Columbia ¶¶95-97, 101, 105, 107; One Group ¶¶85-87.

Moreover, although motive and opportunity "are not essential," they can support scienter. *Royal Ahold*, 351 F. Supp. 2d at 369. Here, defendants' motives extended beyond mere generalized economic interests. Rather, the Fund Defendants had not only motive to receive

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Svezzese v. Duratek, Inc., 2002 WL 1012967 (D. Md. Apr. 30, 2002) (magnitude of restatement and lack of internal controls, among other factors, insufficient to plead scienter); *In re Cree, Inc. Sec. Litig.*, 333 F. Supp. 2d 461 (M.D.N.C. 2004) (scienter insufficiently pled where allegations insufficient to show that defendants intentionally or recklessly made false statements with knowledge of improper business practices); *In re Criimi Mae, Inc., Sec. Litig.*, 94 F. Supp. 2d 652 (D. Md. 2000) (complaint failed to sufficiently allege scienter through motive and opportunity).

huge fees, but also desires "distinct from mere profit" – increasing the amounts of assets under management, and obtaining (i) monies for other investments that personally benefited the Fund Defendants, (ii) fees pursuant to various revenue sharing agreements, *and* (iii) the extraordinary fees attributable to market timer money.[26] *See Global Crossing,* 322 F. Supp. 2d at 345; *Enron,* 235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently supports scienter); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).[27]

b. Scienter Of Broker Defendants

Here, the Broker Defendants deliberately arranged secret and fraudulent market timing activities that were not available to the general public. The factual allegations giving rise to, at least, a strong inference of the Broker Defendants' knowledge or recklessness are abundant. Such allegations include, for example, that certain Broker Defendants were:

- ***Negotiating*** market timing capacity. MFS ¶¶124, 131; Strong ¶¶98-99; Columbia ¶¶102-03; One Group ¶¶74, 76-77.
- ***Affirmatively steering additional, long-term*** (*i.e.* non-timing) investors into the timed funds, in exchange for additional payments. MFS ¶128.
- ***Knowingly facilitating*** market timing and late trading through the use of their trading platforms for the ***express purpose of timing,*** and, in certain cases,

26 *See, e.g.,* Janus ¶¶109-14; Pilgrim Baxter ¶¶84-85, 103-06.

27 Defendants' argument that the scienter allegations are no more than mere "group pleading" misses the mark. As recognized by this Court in *Royal Ahold*, "the group pleading presumption . . . is not a prohibition on forms of pleading; rather it serves as a presumption that may be invoked *in favor* of a plaintiff." *Royal Ahold*, 351 F. Supp. 2d at 369 (quoting *Dunn*, 369 F.3d at 434). Indeed, the group pleading presumption is generally relevant to the issue of whether a *false statement* is attributable to particular defendants, not to scienter, and plaintiffs here do not attempt to invoke such a presumption as to scienter. In any event, as will be demonstrated in the supplemental briefs, the Complaints do allege specific facts as to the particular defendants.

financing the timing activities and concealing customers' identities. MFS ¶¶127, 137, 139, 145, 163, 165; Strong ¶¶93-94, 96; Columbia ¶¶123-24.

- ***Knowingly providing credit*** to finance late trading. MFS ¶¶139, 127, 146; One Group ¶74; Strong ¶95.

- ***Selling traders derivative short positions*** needed to time the funds as the market dropped. MFS ¶146.

- ***Specifically engineering*** trading strategies that catered exclusively to timers and late traders, including developing trading platforms or installing special equipment or software. MFS ¶¶133, 137, 146, 148, 167-69; Strong ¶95; One Group ¶74; Columbia ¶124.

- ***Offering "equity swaps,"*** whereby market timers/late traders were actually allowed to manage accounts in the name of a Broker Defendant, wherein the bank and market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account, the bank would have a subsidiary to perform the "swap" with the market timer/later trader; and the market timer/late trader would pay basis points to the bank subsidiary. MFS ¶178; Pilgrim Baxter ¶111.

- ***Knowingly executing market timing and late trading transactions*** on behalf of their own investors, using their own platform, requiring timers to send "inactive" orders between 6:30 a.m. ET and 9:00 a.m. ET each day; but then not placing these orders or making them "active" until receiving further instructions to transact all or part of the orders from the timers; and not placing orders until after 4:00 p.m. ET. MFS ¶¶150-52.

- ***Knowingly facilitating market timing*** in other funds despite knowing that timing harmed innocent investors and even establishing their own anti-market timing policy in their own mutual funds. MFS ¶¶153, 159.

- ***Expending considerable resources*** to further timing operations. MFS ¶¶153, 155, 175.

- ***Knowingly disregarding*** excessive mutual fund trades being transacted through their trading platforms by the market timers. MFS ¶133; Pilgrim Baxter ¶115; One Group ¶73.

- ***Allowing the time stamp function on their trading platforms to be disabled*** so that there was no record of when the late trades were placed. MFS ¶138.

- ***Conducting due diligence*** of electronic market timing trading platforms. MFS ¶125.[28]

c. Scienter Of Trader Defendants

The Complaints further sufficiently allege that the Trader Defendants knew that they were engaging in fraudulent timing activities neither available nor disclosed to the general public, and in fact at the expense of the long-term shareholders. The factual allegations giving rise to at least a strong inference of the Trader Defendants' knowledge or recklessness are likewise abundant. Such allegations include, for example, that certain Trader Defendants were:

- ***Eliciting explicit agreements*** that allowed them to actually conduct the market timing. MFS ¶¶112, 113; One Group ¶78.

- ***Entering into agreements to deposit "sticky assets"*** in return for the negotiated late trading and timing capacity. MFS ¶¶115, 121; Columbia ¶¶95-97, 108.

- ***Paying exorbitant "wrap fees"*** for negotiated timing capacity. MFS ¶119; Columbia ¶102; One Group ¶74.

- ***Using intermediaries*** with contacts that enabled them to obtain market timing capacities. MFS ¶¶120, 124.

- ***Obtaining loans of large sums of money*** for the express purpose of market timing. MFS ¶127; One Group ¶78.

- ***Actively using*** specific platforms or systems to ***conceal their market timing***. MFS ¶146; One Group ¶75.

- ***Motivated*** to participate in the scheme by the extraordinary profits realized from their frequent and high dollar value of their market timing activities. MFS ¶116; Pilgrim Baxter ¶¶139-41.[29]

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[28] Defendants pick out allegations in the "Count" or the "Parties" section of the complaint, and label them "conclusory" without looking at the substantive factual allegations. They further point to summary paragraph (such as Alliance ¶¶206-08 and Invesco ¶108 – which is labeled an "overview" paragraph) and label them "group pleading," without looking at the factual details regarding specific defendants. *See, e.g.,* Alliance ¶¶168-79; Invesco ¶¶117-40.

[29] The Trader Defendants had not only motive to receive huge fees, but also a desire – "distinct from mere profit" – to obtain monies and arrangements which they would not have obtained under normal circumstances. *Global Crossing,* 322 F. Supp. 2d at 345; *see also Enron,*

Similar allegations have been found to support scienter. For example, in *U.S. Environmental,* the Second Circuit reversed a dismissal of a complaint alleging that a securities trader knowingly or recklessly participated in a market manipulation scheme by affecting certain trades. The court held that the allegation that the defendant "executed trades that he knew were for a manipulative purpose sufficiently alleged scienter in a manner supporting § 10(b) liability." *Id.* at 111.

The Trader Defendants ignore the detailed paragraphs describing specific facts supporting at least a strong inference that they had actual knowledge (or were at least reckless in not knowing) of the restrictions. For example, the Trader Defendants: (1) obtained "explicit agreement[s]" to market time; (2) during the time period from April 2000 to September 2002; (3) made, for example, "nearly 90 round trip trades"; (4) in a specific fund, the Newport Tiger Fund; (5) in amounts up to $13 million at a time. Columbia ¶93.[30] Why would the Trader Defendants obtain explicit agreements to market time if market timing were allowed as a matter of course? Indeed, the only way the timing scheme works is if only *select* traders are allowed to time, at the expense of long-term investors.

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235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently alleges motive); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).

30 *Cf. IPO*, 241 F. Supp. 2d at 386 n.163 ("There is no support for the proposition . . . that Plaintiffs must plead particular manipulative trades, 'including the number of shares purchased, the time period in which the purchases occurred, the prices paid and the effect of the customers' transactions on the market price for the securities' . . . . Indeed, even the case cited by Underwriters only requires that 'without other pleaded fraudulent acts, plaintiff should plead defendant's daily trading percentages, or at least the trading percentages throughout the duration of the alleged manipulation.'"); *see also Blech*, 961 F. Supp. at 585 ("Where a complaint alleges market manipulation under Section 10(b), more generalized allegations of the nature, purpose, and effect of the fraudulent conduct and the roles of the defendants are sufficient for alleging participation." Alleging the "general nature of Bear Stearns' conduct," "the time the conduct occurred," and "how the conduct affected the price of securities" was sufficient).

4. Reliance: The Complaints Sufficiently Allege Reliance

Each of the three defendant groups asserts that because funds are priced in accordance with the funds' NAV, plaintiffs' reliance on the omissions at issue cannot be presumed. Fund Omn. at 19-21; Broker Omn. at 32-37; Trader Omn. at 36-39. Defendants are wrong for several reasons.

a. Reliance On Omissions Can Be Presumed

The first flaw with this argument is that it assumes plaintiffs will prove reliance solely with reference to a fraud-on-the-market presumption. Fund Omn. at 20; Broker Omn. at 32-37; Trader Omn. at 36-39. However, as the Broker Defendants acknowledge, plaintiffs intend to prove reliance through the *Affiliated Ute* presumption of reliance. Broker Omn. at 33 n.62.[31] This case principally concerns omissions by the Fund Defendants concerning the scheme among the Fund, Traders, and Broker Defendants, to allow market timing at the expense of long-term shareholders. Here, plaintiffs allege, *inter alia*, that the affected prospectuses failed to disclose that certain investors, including the Trader Defendants often through the Broker Defendants, were permitted to engage in market timing and/or late trading, that the Fund Defendants enforced their policies with respect to such trading selectively, and that the other shareholders of the Funds were harmed by the timed and/or late trades. *See, e.g.*, Federated ¶¶130, 200-12; Scudder ¶146(a)-(d); One Group ¶101. Inasmuch as plaintiffs for common sense reasons, cannot affirmatively demonstrate reliance on an omission reliance on omissions is presumed. *Affiliated Ute*, 406 U.S. 128 at 153-54 (in cases "involving primarily a failure to disclose, positive proof of

[31] The *Affiliated Ute* presumption of reliance is often confused with the fraud-on-the-market theory of reliance articulated in *Basic Inc. v. Levinson*, 485 U.S. 224 (1988). However, as the Broker Defendants note, the two are separate and distinct grounds for a presumption of reliance.

reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in the making of this decision.").[32]

The Broker Defendants argue that there can be no presumption because plaintiffs have purportedly alleged both misrepresentations and omissions.[33] But this is not a case where the omission was a non-disclosure of misrepresentation, as in *Joseph v. Wiles,* 223 F.3d 1155 (10th Cir. 2000) (relied upon by Broker Defendants) (defendants omitted disclosure that financial statements had been falsified). Indeed, in this case, defendants' liability for omissions in the prospectuses exists even without specific misrepresentations. Because the core of plaintiffs' claims concerns omissions, and misrepresentations are not necessary to these claims, reliance can

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[32] *See also Banca Cremi, S.A. v. Alex. Brown & Sons*, 132 F.3d 1017, 1028 n.13 (4th Cir. 1997) (where a plaintiff's allegations involve material omissions, reliance is inferred, "requiring the defendant to rebut the inference by proving the lack of reliance"); *In re Jiffy Lube Sec. Litig.*, 772 F. Supp. 258, 267 (D. Md. 1991) ("The reliance requirement need not be met, in all circumstances, by showing actual reliance. A rebuttable presumption of reliance arises in cases involving omissions of information, rather than misrepresentation of fact."); *Newton v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 259 F.3d 154, 176 (3d Cir. 2001) ("Presuming reliance class-wide is proper when the material nondisclosure is part of a common course of conduct."); *Duckworth v. Duckworth*, 1991 WL 334827, at *6 (S.D. Ga. Oct. 17, 1991) (where plaintiff stated claim under Rule 10b-5 (a) or (c), plaintiff was "entitled to a presumption of reliance as contemplated in *Ute*"); *Cf. South Carolina Nat'l Bank v. Stone*, 139 F.R.D. 325, 333 (D.S.C. 1991) (where case primarily involved allegations of omissions to disclose material facts, and omissions were "alleged to have all occurred with respect to standardized, uniform written documents, i.e., the . . . prospectus," plaintiffs were "entitled to the *Affiliated Ute* presumption of reliance").

[33] The Broker Defendants' assertion that they may somehow evade liability because they made no representations upon which Plaintiffs could have relied, is baseless. As noted above, the Broker Defendants, like the Trader Defendants, are liable under scheme liability, and plaintiffs relied on there being *no* scheme contrary to their interests. *See Infra* Section III.A.2.

and should be presumed. *See PPM Am. v. Marriott Corp.*, 853 F. Supp. 860, 872 (D. Md. 1994).[34]

b. Reliance Based on Fraud on the <u>Market May Be Presumed</u>

The Supreme Court has held that the purpose of the reliance requirement is to "provide[] the requisite causal connection between a defendant's misrepresentation and a plaintiff's injury." *Basic,* 485 U.S. at 243. In *Basic*, just as it had done in *Affiliated Ute*, the Court held that a presumption of reliance under certain circumstances—in *Basic*, when there is a viable theory of "fraud on the market"— is appropriate. *Id.* at 250.

The presumption of reliance articulated in *Basic* is fairly straightforward: "nearly every court that has considered the proposition has concluded that ***where materially misleading statements have been disseminated into an impersonal, well-developed market for securities, the reliance of individual plaintiffs on the integrity of the market price may be presumed.*** Commentators generally have applauded the adoption of ***one variation or another*** of the ***fraud-on-the-market*** theory." *Id.* at 247. Moreover, the presumption of reliance supported by *Basic* is flexible: [t]here is . . . more than one way to demonstrate the causal connection." *Id.* Simply because most courts have interpreted *Basic's* fraud-on-the-market language in the context of a

34 The cases defendants rely upon do not say differently. In the *Banca Cremi* footnote relied upon by defendants, for example, the court did not consider the situation presented here – where the "primary" allegations involve omissions and the misrepresentations are misleading only because of the nondisclosed information. 132 F.3d at 1028 n.13. Likewise, in *Poulos v. Caesars World, Inc.*, 379 F.3d 654, 666 (9th Cir. 2004), the Ninth Circuit found that *Affiliated Ute* did not apply because the plaintiffs merely pleaded what was essentially a claim of misrepresentations as one of omissions. Moreover, *Poulous*, as well as *Morris v. Wachovia Sec., Inc.*, 223 F.R.D. 284, 301 (E.D. Va. 2004), dealt with reliance in the context of class certification, and *In re Infocure Sec. Litig.*, 210 F. Supp. 2d 1331, 1350 (N.D. Ga. 2002), dealt with reliance in the context of summary judgment, not a motion to dismiss.

typical securities case does not mean that the presumption does not apply in the context of mutual funds.[35]

Here, a presumption of reliance based on "fraud-on-the-market" is particularly availing. Every purchaser or holder of mutual funds necessarily relied on the integrity of the mutual fund market and NAV price, as the funds at issue ultimately can only be purchased from and sold to the fund complex, and all shares are sold pursuant to the funds' prospectuses.[36] *See Basic*, 485 U.S. at 247 ("An investor who buys or sells stock at the price set by the market does so in reliance on the integrity of that price."). Indeed, in the context of the mutual fund market, that the price of shares is controlled by the fund complexes does not weaken such a presumption, but strengthens it.

The reliance of mutual fund investors on the integrity of the mutual fund market and the absence of fraudulent schemes caused their damage. Indeed, mutual find investors reasonably relied on the absence of timing and late trading in the Funds, believing that the NAV (and share price) calculated by the funds accurately correlated to the value of their investments. However,

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[35] As the court stated in *Gariety v. Grant Thornton, LLP*:

> Although *Basic* clearly requires that a market be efficient in order for the fraud-on-the-market presumption of reliance to be invoked, *Basic*, 485 U.S. at 248 n.27, the decision offers little guidance for determining whether a market is efficient. The Court does refer to 'modern securities markets, literally involving millions of shares changing hands daily,' but that is obviously a general statement offered as a contrast to face-to-face transactions and is not meant as a necessary requirement for finding that a market is efficient. Of more relevance, but only of limited guidance, are the Court's references to an 'open and developed' market and an 'impersonal, well-developed market.'

368 F.3d 356, 368 (4th Cir. 2004) (internal citations omitted).

[36] *See Basic*, 485 U.S. at 246-47. Because Plaintiffs may rely on the fraud-on-the-market presumption, the Fund Defendants' use of *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 322 (8th Cir. 1997) (holding reliance allegations deficient where the plaintiffs did not claim to read Prospectus or specify misleading statements), is misplaced.

the hidden market timing affected the value of plaintiffs' investments by artificially distorting their anticipated return on their investments. *See, e.g.*, Federated ¶¶156-62; Janus ¶¶85-88; Scudder ¶¶94-96; Bank One ¶¶3, 55, 63-66. In other words, unbeknownst to them the ***price*** paid by plaintiffs for their investments was artificially inflated compared to the ***value*** of their investments.

In their attempt to confine the allegations of the Complaints to a standard securities law context, defendants downplay the difference between price and value in their discussion of reliance. However, the difference between the two cannot be overstated: market timing did not affect the ***price*** paid by plaintiffs for their mutual fund shares, but it affected the ***value*** of those purchases.[37] Defendants also conflate the concept of market efficiency—which can support a fraud-on-the-market theory with respect to certain securities markets—with the underlying principles of "fraud-on-the-market" as described in *Basic* and as meaningfully applied here.[38]

While there may have been inefficiencies reflected in the NAV price, a presumption of reliance based on "fraud on the market," as described in *Basic*, is particularly compelling here, as

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[37] Where defendants claim that "plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated)," they are just wrong. Fund Omn. at 31. The NAV of any fund is based on nothing more than the values of the underlying assets. The values of the underlying assets are based on the projected income stream that those assets will deliver. Where market timing causes plaintiffs to receive less of an income stream than they otherwise would have without the fraudulent conduct, then the NAV does ***not*** represent "fair value" for what plaintiffs received. This presents a factual dispute not appropriate on a motion to dismiss.

[38] The fraud-on-the-market doctrine also applies to fraudulent scheme allegations under Rule 10b-5(a) and (c). *See Enron*, 235 F. Supp. 2d at 693 ("Reliance under prongs (a) and (c) can also be established by the fraud-on-the-market doctrine"); *Haack v. Max Internet Communications, Inc.*, 2002 WL 511514, at *8 (N.D. Tex. Apr. 2, 2002) (reliance under Rule 10b-5(a) and (c) was pled with particularity based on fraud-on-the-market theory); *ZZZZ Best Sec. Litig.*, 864 F. Supp. at 973 ("[T]he market's overall reliance on the … fraudulent scheme … is sufficient to satisfy the reliance element in the Rule 10b-5 (a) & (c) claims.") (internal citation omitted).

demonstrated by the exodus of shareholders from certain funds immediately after the timing scandal broke. *See, e.g.*, John Hechinger & Theo Francis, *Putnam Holders Vote With Money -- Exodus of $14 Billion Stirs Fears Over Funds' Health At Scandal-Tainted Firm*, Wall St. J., Nov. 11, 2003 at A3; Ian McDonald, *Investors Flee Some Funds Amid Scandal -- As Turmoil Grows, So Does Potential Cost of Staying Put; A Look at Some Alternatives*, Wall St. J., Nov. 4, 2003 at D1. Furthermore, if not for the Fund Defendants' misrepresentations concerning their policies regarding market timing and late trading and the other defendants' secrecy, many investors, particularly institutional investors, would not have invested in the Funds. *See* Federal Reserve Board Governor Susan Schmidt Bies, *Remarks at the Economic Club of Memphis Dinner* (Feb. 19, 2004), *at* http://www.federalreserve.gov/boarddocs/speeches/2004/20040219/ default.htm ("One-third of respondents to a recent Gallup survey indicated that the scandal had made them less likely to invest in mutual funds, and three-quarters said they would pull assets out of a mutual fund complex that admitted to wrongdoing . . . .both retail and institutional investors have pulled back sharply from some investment management companies where abuses occurred.").[39]

At best, defendants are able to point to the same NAV pricing inefficiencies that gave rise to the scheme to argue that before the market timing activity became known, there was not an *immediate* reaction of mutual fund ***price*** to market information. However, mutual prices do not reflect market events related to the mutual fund complexes themselves, only the underlying

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39 These data are offered only to respond to defendants' fact-bound arguments concerning reliance, without conceding that these arguments are appropriate. Indeed, "[re]quiring a plaintiff to show a speculative state of facts, *i.e.*, how he would have acted if omitted material information had been disclosed, or if the misrepresentation had not been made, would place an unnecessarily unrealistic evidentiary burden on the Rule 10b-5 plaintiff who has traded on an impersonal market." *Id.* at 245 (citations omitted).

securities. Inasmuch as mutual funds were priced in connection with the funds' underlying assets, market news affecting the price of the underlying assets directly affected the daily NAV calculation which, in turn, affected the Funds' share prices. *See Cromer Fin. Ltd. v. Berger*, 205 F.R.D. 113, 130 n.21 (S.D.N.Y. 2001) (court found mutual fund market efficient).[40] And to that extent, mutual funds incorporate the information of efficiently traded markets. "[I]t is not important that all information be incorporated rapidly or instantaneously into stock prices." In re *Polymedica Corp. Sec. Litig.*, 224 F.R.D. 27, 40 (D. Mass. 2004) (citing *Basic*, 485 U.S. at 247). *See also Basic*, 485 U.S. at 249 n.28 ("[W]e do not intend conclusively to adopt any particular theory of how quickly and completely publicly available information is reflected in market price.").

5. Causation: The Complaints Sufficiently Allege <u>Loss Causation And Transaction Causation</u>

Defendants incorrectly interpret "loss causation" as requiring a specific false statement or omission that causes price inflation until the truth is revealed and the price inflation disappears. As the Supreme Court recently reiterated, loss causation requires only that plaintiffs plead a causal connection between the misrepresentation or omission and the economic loss suffered. *Dura Pharm., Inc. v. Broudo*, 2005 WL 885109 (U.S. April 19, 2005). *See, e.g., Zurich Capital Mkts., Inc. v. Coglianese*, 332 F. Supp. 2d 1087, 1108 (N.D. Ill. 2004) ("To plead loss causation, the plaintiff must allege that it was the very facts about which the defendant lied which caused its

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40 The Fund Defendants' reliance on *In re Van Wagoner Funds, Inc.*, 2004 WL 2623972, at *1, *10 (N.D. Cal. July 27, 2004) and *Young v. Nationwide Life Ins. Co.*, 183 F.R.D. 502, 510 (S.D. Tex. 1998) (Fund Omn. at 20; Trader Omn. at 39), is misplaced. While the courts in *Van Wagoner* and *Young* found that mutual funds did not trade on an efficient market, unlike here, neither of the plaintiffs had alleged any connection between the misrepresentation and the share price. *Van Wagoner*, 2004 WL 2623972, at *1, *10; *Young*, 183 F.R.D. at 510. In addition, the *Young* complaint never asserted fraud-on-the-market. *Id.*

injuries."). In this case, loss causation is simple: defendants' omissions regarding market timing and late trading caused plaintiffs to purchase the funds at a price artificially inflated as to the value plaintiffs received, and over the period plaintiffs held their investments, plaintiffs to receive less return on the investments than they would have absent the fraudulent market timing scheme.

There can be no serious question, at least on a pleading motion,[41] that defendants' market timing scheme caused plaintiffs to receive less return on their investment than they otherwise would have, both by diluting plaintiffs' returns and by causing increased fees for the funds.[42]

Each of the Complaints sufficiently alleges loss causation as a result of the unlawful late trading and undisclosed market timing.[43] In addition, each Complaint contains extensive particularized allegations regarding the actions of each group of defendants named in that

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41 Defendants' reliance upon *Gasner v. Bd. of Supervisors*, 103 F.3d 351 (4th Cir. 1996) is inappropriate in that *Gasner* was a decision on a motion for summary judgment, not a motion to dismiss pursuant to Fed. R. Civ. P. 12(b). The court held that the plaintiff in *Gasner* failed to produce *evidence* of causation.

42 *See Windsor Sec., Inc. v. Hartford Life Ins. Co.*, 986 F.2d 655, 665-66 (3d Cir. 1993) ("the risks and costs associated with market timing were borne by all contract owners – few shared in market timing's benefits yet all bore its costs" which include "increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover, lost opportunity costs, and subjected a fund's asset base to large asset swings that diminished a fund's ability to provide a maximized return to all contract owners"); *First Lincoln Holdings, Inc. v. Equitable Life Assurance Soc'y*, 164 F. Supp. 2d 383, 390-91 (S.D.N.Y. 2001) (citing *Windsor* in finding market timing has negative impact on long-term investors and summarizing costs of market timing); *see also* SEC Investment Company Act Release No. 5519 and Securities Exchange Act Release No. 8429, 1968 SEC LEXIS 171 (Oct. 16, 1968) and Investment Company Act Rule 22c-1 and Securities Exchange Act Rule 17a-3(a)(7) [1967-79 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,616 (Oct. 16, 1968) (discussing, *inter alia*, the Rules and losses caused to mutual fund purchasers, sellers and holders by late trading and timing).

43 *See e.g.*, Scudder ¶¶93-97, 100-02, 127-29; Pilgrim Baxter ¶¶143-52; Alger ¶¶53-56; Janus Parent Investor ¶¶25-28; MFS ¶¶179-88; Bank of America/Nations Funds ¶¶124-27; Franklin Templeton ¶¶80-83; One Group ¶¶63-67, 144-47, 155-58; Putnam ¶¶70-74, 143-46, 154-57; Columbia ¶¶85-89, 171-74, 182-85; Strong ¶¶82-86, 155-58, 166-69.

complaint that furthered the scheme. These allegations demonstrate that the harm being complained of was directly caused by the wrongful acts, manipulation and misstatements and omissions that form the basis for the plaintiffs' claims.[44] Plaintiffs are not seeking compensation for losses caused by general market declines, and the presence of other factors does not defeat plaintiffs' allegations of loss causation, but rather, presents issues more appropriately addressed later in the proceedings. *Miller*, 364 F.3d at 232 (defendants' conduct need not be sole cause of plaintiffs' loss).

Transaction causation is equally simple in these cases: if defendants had disclosed the market timing schemes at issue, these disclosures would have materially altered the mix of information available to fund investors.[45] Specifically, investors would have known that the NAV of the mutual fund did not represent the fair value of plaintiffs' investment in the funds, because investors would have known that market timing prevented plaintiffs from achieving the returns that they otherwise expected. As the Supreme Court observed in *Basic*, 485 U.S. at 247, "[w]ho would roll the dice in a crooked crap game?" To quote the court in *Cromer*:

> In sum, as was true in *Basic*, it is "hard to imagine" that any investor in the Fund did not rely on the integrity of the NAV calculations.

205 F.R.D. at 131.

Having engineered and profited by the scheme and working with the Broker Defendants and Fund Defendants, the Trader Defendants also argue that proximate causation cannot be

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44 Although there is no need to plead loss causation with specificity, defendants argue that the Janus and Alliance complaints exemplify that the plaintiffs' allegation of loss causation are conclusive. But defendants apparently ignore Janus ¶¶85-87, 92-94 and 128-39, and Alliance ¶¶84-94 and 104-13, where loss causation is pled with even more specificity than necessary.

45 *See, e.g.*, Franklin Templeton, *inter alia*, ¶¶100-19, 278, and 290-91; Janus, *inter alia*, ¶¶123-27, 208, 213-14, and 223-24; Bank of America/Nations Funds, *inter alia*, ¶¶43, 102-03, 117, 166, 176 and 181-83. The other Complaints contain similar allegations of transaction causation.

alleged against them because the action of the Fund Defendants in allowing the scheme (developed and engaged in by the Trader Defendants) was an intervening cause. First, absent timing by the Trader Defendants there would be no scheme. Further, the allegations of the Complaints make clear that the Trader, Broker and Fund Defendants acted jointly.[46] As the Trader Defendants are forced to concede at page 42 of their brief, where proximate cause has been adequately alleged, as it has been here, causation cannot be decided on a motion to dismiss.

B. Securities Act: The Complaints Sufficiently Allege Claims Under the Securities Act Against The Fund Defendants

Section 11 of the Securities Act of 1933 "impos[es] a stringent standard of liability on the parties who play a direct role in a registered offering." *Huddleston*, 459 U.S. at 381-82 (1983) (footnote omitted). To plead a *prima facie* case of liability under this section, a plaintiff need only plead that he purchased a security issued pursuant to a registration statement or prospectus containing a material misstatement or omission. *Id.*, at 382; *NationsMart*, 130 F.3d at 318. Unlike plaintiffs' Exchange Act claims, § 11 does ***not*** require plaintiffs to plead scienter or reliance. *Huddleston*, 459 U.S. at 381-82.

Section 12(a)(2) has a slightly different standard, but also does not require plaintiffs to plead scienter or reliance. *Royal Ahold*, 351 F. Supp. 2d at 401 ("Section 12(a)(2) also has been regarded as imposing a negligence standard"). To establish liability under § 12(a)(2), plaintiffs must plead only (1) that the defendant offered or sold a security; (2) by the use of any means of communication in interstate commerce; (3) through a prospectus; (4) by making a false statement

[46] The Trader Defendants' reliance upon *In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 289 F. Supp. 2d 416, 422 (S.D.N.Y. 2003) is misplaced. In *Merrill Lynch* the plaintiffs had pled no reason for their losses other than the collapse of the market for internet companies and no independent basis for liability by the defendant. 289 F. Supp. 2d at 422. That is not the case here. The Complaints contain extensive allegations of the wrongful acts of each of the defendant groups and the causal connections to the plaintiffs' transactions and losses.

or omission of material fact; (5) the untruth of which was known by defendant but not known by plaintiff; and (6) that caused plaintiff's damages. *Gasner*, 103 F.3d at 356; *Royal Ahold*, 351 F. Supp. 2d at 406.

1. Plaintiffs Have Properly Identified The Misleading Prospectuses

Defendants contend that plaintiffs must identify when they purchased their shares in each fund and pursuant to which prospectus to establish elements such as standing and to give the defendants "adequate notice" of the claims against them. (Fund Omn. at 13-14). First, defendants demand extensive pleading of material as to which there is no mystery – defendants know (from, *e.g.*, lead plaintiff certifications) which funds plaintiffs purchased at which times, and from that determining which prospectus any purchase was pursuant to is ministerial. Moreover, as discussed more fully below in the section on standing, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading omissions concerning the wrongful conduct in each registration statement/prospectus are virtually, if not actually, identical. Indeed, none of the prospectuses in this case disclosed that the Funds were allowing select investors to market time, even at the same time they were preventing long-term shareholders from doing so. And, as far as prospectus language, the SEC and state regulators have repeatedly found that "there were only minor changes to this [registration statement/prospectus] language" during the relevant periods.[47]

[47] SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, in *In re PA Fund Mgmt. LLC f/k/a PIMCO Advisors Fund Mgmt. LLC, et al.*, Admin. Proc. Release No. 34-50384 (Sept. 15, 2004) ¶33.

2. Plaintiffs Have Properly Alleged The Materiality Of The Challenged Disclosures And Omissions

Defendants attack the Complaints for failing to allege "*why* the market timing policies were material to their investment decision." Fund Omn. at 15 (emphasis in original). Defendants are effectively demanding allegations of *subjective* reliance, which are not required under §§ 11 and 12(a)(2). *Huddleston*, 459 U.S. at 382; *Rombach v. Chang*, 355 F.3d 164, 169 n.4 (2d Cir. 2004). The materiality question, by contrast, is an *objective*, fact-based question that does not look to the state of mind of individual plaintiffs, but rather to whether the alleged omission or misrepresentation is important to a typical investor. *TSC Indus. v. Northway, Inc.*, 426 U.S. 438, 450 (1976); *see also Klein v. Gen. Nutrition Co.*, 186 F.3d 338, 342 (3d Cir. 1999). Plaintiffs' claims cannot be dismissed on materiality grounds unless "reasonable minds cannot differ on the question of materiality." *TSC Indus.*, 426 U.S. at 450 (quoting *Johns Hopkins Univ. v. Hutton*, 422 F. 2d 1124, 1129 (4th Cir. 1970)); *In re Control Data Corp. Sec. Litig.*, 933 F.2d 616, 621 (8th Cir. 1991) ("The trier of fact is uniquely competent to determine materiality, as that inquiry requires 'delicate assessments of inferences a [reasonable investor] would draw from a given set of facts.'").

Contrary to defendants' contentions, the Complaints set forth why "the challenged misrepresentations and omissions were material." Fund Omn. at 14. For example, the Alliance Complaint alleges:

> The Prospectuses. . . failed to disclose and misrepresented, *inter alia*, the following material facts:
>
> (a) that, contrary to the representation that it was defendants' policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

(b) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(c) that pursuant to these unlawful agreements, defendants benefited financially at the expense of the AllianceBernstein Fund investors.

See Alliance ¶217.

Defendants ask the Court to resolve conclusively in their favor the issue of whether their misstatements were materially misleading in light of other statements that were made. This sort of weighing of the evidence in order to resolve the materiality issue is inappropriate on a motion to dismiss. Moreover, under the accepted standards of a motion to dismiss, plaintiffs' allegations support that the misstatements were material in nature. The Complaints allege that material facts were omitted from the Prospectuses: namely, that the mutual fund family's closed circle of investment advisors, administrators, and distributors permitted the Trader Defendants to engage in market timing and thereby siphon money directly from long-term investors' pockets. The Prospectuses also omitted the material fact that in many cases the Fund Defendants paid the Broker Defendants to help find the Trader Defendants to do the siphoning, all so the Fund Defendants could make more money. The Complaints further allege that the Prospectuses contained statements that the mutual funds were designed for long-term investors and that the Fund Defendants policed against market timing because they knew that market timing hurt long-term investors. These facts alleged in the Complaints are, on their face, material. *TSC Indus.*, 426 U.S. at 450.

3. Plaintiffs Have Properly Alleged Harm Under §§ 11 and 12(a)(2)

Plaintiffs have properly alleged damages in the form of diminution in value caused by defendants' material omissions and materially false and misleading statements in the prospectuses. *See, e.g.*, Scudder ¶164 ("As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, plaintiff and the Class suffered substantial damages. The value of Scudder funds shares decreased substantially subsequent to and due to defendants' violations"). Defendants' reliance on summary judgment decisions that are subject to a different standard,[48] and to a single, inapposite, motion to dismiss decision is unavailing. For example, defendants rely upon *Metz v. United Counties Bancorp*, 61 F. Supp. 2d 364, 377 (D.N.J. 1999), in which the § 11 claim was admittedly "devoid of any allegations" regarding diminution in the value of the securities in question; the plaintiffs in that case merely alleged that they had "sustained injuries." *Id.* at 377-78.[49] In *PPM*, the § 12(a)(2) claim was decided on summary judgment after evidence had been introduced that the plaintiffs sold their stock for a profit. 853 F. Supp. at 876. The current cases have not reached that stage.

4. Plaintiffs Have Stated § 12(a) Claims Against The Trustee/Director Defendants And The Registrant/Issuer Defendants

Both the Trustee/Director Defendants and the Fund Defendants are properly liable as statutory sellers under § 12(a)(2). A seller under § 12(a)(2) is defined as either: (i) one who

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48 *See* Fund Omn. at 12 (citing *PPM*, 853 F. Supp. 860; *Grossman v. Waste Mgmt., Inc.*, 589 F. Supp. 395 (N.D. Ill. 1984)).

49 In contrast, the Complaints here are much more specific in their allegations of harm. *See, e.g.*, Pilgrim Baxter ¶165 ("As a direct and proximate result of defendants' misconduct. . . Lead Plaintiff and the Class suffered substantial damages. The true value of PBHG shares was lower than the NAV price that Lead Plaintiff and other Class members paid . . . .").

passes title of the securities to the buyer or, (ii) one who successfully solicits the purchase, motivated at least in part by a desire to serve his own financial interests or those of the securities owner. *Pinter v. Dahl*, 486 U.S. 622, 647 (1988). This question is fact-intensive in nature and generally is not properly considered on a motion to dismiss. *See In re Paracelsus Corp.*, 6 F. Supp. 2d 626, 632 (S.D. Tex. 1998) (statutory seller status is fact-intensive and "should be considered in an evidentiary context rather than on a bare pleading"); *In re Stratosphere Corp. Sec. Litig.*, 1 F. Supp. 2d 1096, 1120 (D. Nev. 1998) (whether a defendant qualifies as a statutory seller is a "question of fact, not properly decided on a motion to dismiss").

Ignoring this standard, defendants contend the Registrant/Issuer Defendants are not liable as sellers because a "seller's seller" in a firm commitment underwriting is not a seller under the first *Pinter* prong. But mutual funds are not sold in a firm commitment underwriting. In a firm commitment underwriting, the underwriter agrees to buy ***all*** the shares to be issued and remain financially responsible for any securities not purchased. *Black's Law Dictionary* (7th ed. 1999) at 1528. The securities that cannot be sold to the public are owned by the underwriter and the issuer is paid by the underwriter for those securities as well as the others. *Id.*

Mutual funds are not sold this way. Instead, mutual fund underwriters or "distributors" continuously offer and issue shares to the public, and the funds are required by law to redeem shares on demand. *In re TCW/DW N. Am. Gov't Income Trust Sec. Litig.*, 941 F. Supp. 326, 329 (S.D.N.Y. 1996); 15 U.S.C. § 80a-22(e). These features – continuous and unlimited distribution and compulsory redemption – are, as the Supreme Court recognized, "unique characteristic(s) of mutual funds." *United States v. Cartwright*, 411 U.S. 546, 547 (1973). In the incestuous mutual fund family relationship, the Distributor does not assume inventory risk and purchase ***all*** of these continuously offered securities directly from the Registrant/Issuer for sale to the public at a specific price, for the number of shares is potentially infinite and the price has not been set until the buyer places the order for shares on a given day. Instead, as alleged in the Complaints, the Issuer sells the shares and pays fees to various parties, including the Distributor, for (i) marketing; (ii) administrative services; (iii) compensation to underwriters; and, most importantly, (iv) compensation for sales. *See, e.g.*, Federated ¶¶20, 82. The mere fact that the Issuer contracts out some distribution services does not obviate it of responsibility as a seller. Because the Distributor is acting only as agent for the Registrant/Issuer, under *Pinter*, the Registrant/Issuer still passes title to the purchaser, and therefore is liable for violations of § 12(a)(2). *See Pinter*, 486 U.S. at 647; 15 U.S.C. § 77l(a)(2).[50]

In addition, both the Trustee/Director Defendants and the Registrant/Issuer Defendants are sellers under the second *Pinter* prong. The Prospectuses themselves are solicitation documents. *Gustafson v. Alloyd Co.*, 513 U.S. 561, 574 (1995) (under § 12(2), "the term prospectus refers to a document soliciting the public to acquire securities"); *Picard Chem. Profit Sharing Plan v. Perrigo Co.*, 940 F. Supp. 1101, 1133 (W.D. Mich. 1996). The Complaints allege that the Registrant/Issuer Defendants issued the Prospectuses and that the Trustee/Director Defendants signed these solicitation documents. As numerous courts have held, these allegations are sufficient at the pleading stage to state a claim under § 12(a)(2).[51]

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50 The ICA defines "Principal underwriter" of an open-end company as "any underwriter who as principal purchases from such company, or pursuant to contract has the right (whether absolute or conditional) from time to time to purchase from such company, any such security for distribution, ***or who as agent for such company sells or has the right to sell any such security to a dealer or to the public or both***, but does not include a dealer who purchases from such company through a principal underwriter acting as agent for such company." 15 U.S.C. § 80a-2(a)(29) (emphasis added). At the pleading stage, Plaintiffs are entitled to an inference that the Distributors were acting as agents for the Issuers, not as a separate principal.

51 *See, e.g.*, *Picard*, 940 F. Supp. at 1133 (holding "defendants who actually signed the Registration Statements may be said to have solicited the public" to purchase stock); *Degulis v.*

5. **Plaintiffs' Securities Act Claims Are Timely**

Defendants' challenge to the timeliness of plaintiffs' §§ 11 and 12(a)(2) claims does no more than cite the applicable statutes of limitations and repose. Plaintiffs concede that any claims that fall outside of these applicable statutes are in fact time-barred. Contrary to the Fund Defendants' contention, however, claims against the Fund Defendants that were newly added in the Amended Complaints filed in September 2004 relate back to the filing date of the initial complaints under Rule 15(c)(3) of the Federal Rules of Civil Procedure.

Rule 15(c)(3) addresses relation back of amendments to add parties. *Wine v. EMSA Ltd. P'ship.*, 167 F.R.D. 34, 36-37 (E.D. Pa. 1996). As explained in *Benn v. Seventh-Day Adventist Church*:

> Three elements must be satisfied to qualify for relation back under Rule 15(c) when a plaintiff seeks to add a new party. First, the claim must involve the same transaction or occurrence. Second, the new party must have notice of the action within the period provided by Rule 4(m) for service of the summons and complaint such that the party will not be prejudiced in maintaining a defense on the merits. Third, the new party must have known or should have known that, but for a mistake in identity, the action would have been brought against him.

304 F. Supp. 2d 716, 725 (D. Md. 2004) (Motz, J.).

Here, the claims against the new Fund Defendants satisfy the three-part standard described in *Benn*. First, the core claims remain the same against the new Fund Defendants as the initial defendants. Second, the newly-added defendants are not prejudiced by their addition to the cases since these defendants knew that they were likely to be named as defendants and

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LXR Biotechnology, Inc., 928 F. Supp. 1301 (S.D.N.Y. 1996) (sustaining § 12(a)(2) claims because signing a registration statement is, at the pleading stage, "a sufficient allegation" that defendants solicited purchases and therefore were statutory sellers) (citing *Capri v. Murphy*, 856 F.2d 473, 478 (2d Cir. 1988) (holding defendants who prepared and circulated prospectuses to plaintiffs were properly defined as sellers)); *In re Prison Realty Sec. Litig.*, 117 F. Supp. 2d 681, 691 (M.D. Tenn. 2000) (complaint sufficiently alleged solicitation under § 12(a)(2) by alleging that defendants jointly prepared and/or signed prospectus).

discovery has not even begun. The newly-named § 11 and § 12(a)(2) Fund Defendants are either Registrant/Issuers of the mutual funds sued in the initial complaint, their underwriters or individuals who signed the registration statements. These defendants can be presumed to have received notice either directly from the mutual funds themselves or, at minimum, by the widespread publicity concerning this mutual fund scandal. *W. Contracting Corp. v. Bechtel Corp.*, 885 F.2d 1196, 1201 (4th Cir. 1989) ("Notice may be presumed when the nature of the claim is apparent in the initial pleading and the added defendant has either a sufficient identity of interest with the original defendant or received formal or informal notice of the claim"); *see also Phillips v. United Fixtures Co.*, 168 F.R.D. 183, 186-87 (W.D. Va. 1996) ("'Informal' notice to the new party of the commencement of the action is sufficient") (citation omitted). Finally, the newly added Fund Defendants are all additional entities within the named mutual fund family, or the parent corporations of the fund family, or officers and directors of the mutual fund entities.

C. Control Person Claims: The Complaints Sufficiently Allege Control Person Claims

Plaintiffs' Complaints state claims for control person liability under § 20(a) of the Exchange Act and § 15 of the Securities Act. *See* 15 U.S.C. §§ 77o, 78t(a). A control person is a person who, "directly or indirectly, controls any person" who is liable under the Exchange Act or Securities Act. 15 U.S.C. § 78t(a); *see also* 15 U.S.C. § 77o.[52]

Control person liability is sufficiently pleaded where the complaint alleges: (i) "the facts of control"; and (ii) "the underlying violation by the controlled person." *Royal Ahold*, 351 F. Supp. 2d at 408; *Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 806 (S.D.N.Y. 1997) (finding Exchange Act and ICA control person claims properly pled by

[52] The ICA control person claim is addressed in Section III.D.2.d., *infra*.

applying single test). *See also Adams v. Kinder-Morgan, Inc.*, 340 F.3d 1083, 1108-09 (10th Cir. 2003) (holding that CEO has "ultimate management authority of the corporation on a daily basis" and because the claims related "specifically to official reports of the company's financial performance," the mere allegation that individual defendant was the CFO was sufficient to plead his control person status). The Complaint more than satisfy these requirements.[53]

There is no heightened pleading standard for "control person" status, rather Rule 8's notice pleading standard applies. *See IPO,* 241 F. Supp. 2d at 396-97 ("Section 20(a) must therefore be pleaded only in accordance with Rule 8(a)."); *see also Royal Ahold,* 351 F. Supp. 2d at 408; *IPO,* 241 F. Supp. 2d at 354, 396; *In re WorldCom, Inc. Sec. Litig.,* 294 F. Supp. 2d 392, 415 (S.D.N.Y. 2003).[54] Whether an individual defendant is a control person is an intensely factual question that should normally be reserved for the finder of fact. *See, e.g., Cabletron,* 311 F.3d at 41; *Howard v. Everex Sys.*, 228 F.3d 1057, 1065 (9th Cir. 2000); *MicroStrategy*, 115 F. Supp. 2d at 661. Indeed, many courts have upheld complaints where plaintiffs made only rudimentary allegations of control. For example, in *Royal Ahold,* the complaint alleged that the

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53 *See, e.g.,* Alliance ¶¶237-40 (alleging Control Person Defendants were "controlling persons," that each "had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading," that each "had direct and supervisory involvement," and alleging predicate violations of the Exchange Act); Allianz Dresdner ¶¶288-90 (alleging § 15 Control Person Defendants were "control person," that they "directly and indirectly, had the power and authority, and exercised the same, to cause the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants, to engage in the wrongful conduct complained of herein," and "issued, caused to be issued, and participated in the issuance of materially misleading statements in the Registration Statements").

54 Plaintiffs are not required to allege "culpable participation" beyond the facts of control and the underlying violation by the controlled person. *Royal Ahold,* 351 F. Supp. 2d at 408; *see also In re MicroStrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 659 (E.D. Va. 2000) (stating plaintiffs need not plead "culpable participation"). In any event, plaintiffs have alleged the "culpable participation" of many of the defendants alleged to be control persons.

individuals had "direct and supervisory involvement in the day-to-day operations" of the companies, and that they "influenced and controlled, directly or indirectly, the decision-making of [the companies], including the content and dissemination of the various statements and SEC filings that Lead Plaintiffs allege are false and misleading." 351 F. Supp. 2d at 409. Because the court found that these were "'facts from which it can reasonably be inferred the defendant[s] were control person[s],'" the court found control person liability properly pled. *Id.* (quoting *MicroStrategy,* 115 F. Supp. 2d at 661) (alteration in *Royal Ahold*).

D. Investment Company Act: The Complaints Sufficiently Allege Claims Under The Investment Company Act

To plead ICA claims, plaintiffs must set forth only "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2), *Migdal v. Rowe-Price Fleming Int'l,* 248 F.3d 321, 325-26 (4th Cir. 2001); *see also Pfeiffer v. Bjurman, Barry & Assocs.*, 2004 WL 1903075, at *3 (S.D.N.Y Aug. 26, 2004) (citing *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002)); *IPO,* 241 F. Supp. 2d at 295 (the general requirements for pleading are found in Rule 8 unless a specific statute sets forth a different pleading standard). Plaintiffs need only provide a "factual basis for believing that a legal violation has actually occurred." *Migdal*, 248 F.3d at 328. "It is unnecessary for the plaintiff to set forth evidentiary details to support this allegation," or to plead evidentiary support for each element of the claim which must be established at trial. *Pfeiffer*, 2004 WL 1903075, at *4.[55]

[55] *Pfeiffer* further explains that the standard enunciated in *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982), and advocated by Fund Defendants applies -- if at all -- only at trial, and not at the motion to dismiss stage. *See also, Millenco L.P. v. meVC Advisors, Inc.,* 2002 WL 31051604, at *3 (D. Del. Aug. 21, 2002) (rejecting defendants' contention that the *Gartenberg* factors should apply at the motion to dismiss stage).

1. Plaintiffs Have Stated A Claim Under § 36(b) Of The Investment Company Act

Section 36(b) imposes a fiduciary duty on investment advisers and others "with respect to the receipt of compensation for services" and creates an express private right of action "for breach of fiduciary duty in respect of such compensation." *Migdal,* 248 F.3d at 326; *see also Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).[56] In the Fourth Circuit, a § 36(b) claim requires allegations that "the compensation or payment received by the investment adviser was disproportionate to the services rendered." *Migdal*, 248 F.3d at 329 (quotes omitted). Unlike in *Midgal,* where the plaintiff's allegations "[did] not remotely touch on the issue of what, if any, relation exists between the disputed fees on the one hand, and the services provided in consideration for their payment, on the other hand," the allegations made by plaintiffs here in support of their § 36(b) claim fall squarely within the ambit of the statute and are not of the type that have been dismissed by other courts. *Id.*, at 325.[57]

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56 Section 36(b) provides, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in [Section 36(a)] who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. § 80a-35(b).

57 Because the § 36(b) claim is direct, rather than derivative, plaintiffs need not plead that a demand was made and refused or, in the alternative, plead demand futility. *See, Fox v. Reich & Tang, Inc.*, 692 F.2d 250, 262 (2d Cir. 1982), *aff'd sub nom, Daily Income Fund, Inc. v. Fox,* 464 U.S. 523 (1984); *Kamen v. Kemper Fin. Serv.,* 500 U.S. 90, 108 (1991) ("[Section] 36(b) of the

Here, the Fund Defendants were paid advisory fees by plaintiffs who had a legitimate expectation that the fees they were paying were being used to perform advisory functions in plaintiffs' best interest. Yet, all the while, the Fund Defendants allowed the Trader Defendants to siphon off profits, harming plaintiffs with no corresponding benefit or reduction in fees because of the decreased performance. This is not a case, like *Migdal*, in which plaintiffs claimed that merely because the fund underperformed, the investment advisors' pay was excessive. 248 F.3d at 327.[58] Likewise, the course of conduct alleged in the Complaints does not resemble cases where "mismanagement" has been alleged due to, for instance, an advisor's discretionary selection of assets in which to invest fund assets.[59]

Further, the Complaints allege that the Funds' advisory contracts did not provide for a fixed dollar amount to be paid to the Fund advisors. Instead, the advisory contracts mandate that the Fund advisors are paid a percentage of assets under management. Because, as alleged in the Complaints, the market timing and late trading activities *increased* the amount of assets under

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ICA expressly provides that an individual shareholder may bring an action on behalf of the investment company for breach of the investment adviser's fiduciary duty ... [and such action] "is ***direct rather than derivative*** and can therefore be maintained without any precomplaint demand on the directors.") (emphasis added).

58 *Benak ex rel. Alliance Premiere Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249 (D.N.J. Feb. 9, 2004) is similarly distinguishable as plaintiffs there, unlike here, simply challenged defendants' investment decisions. The Fund Defendants also rely on *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318 (D.N.J. 2001) ("*Green I*"). In *Green I*, plaintiffs' claims were essentially based upon a breach of fiduciary duty resulting from an alleged conflict of interest in the way the fund was managed. *Id.* at 326. While the Fund Defendants cite *Green I* for the proposition that claims of mismanagement are not cognizable under § 36(b), Plaintiffs' here are not alleging mere mismanagement.

59 Indeed, the instant Complaints bear no resemblance to the sort of one-count complaint dismissed by Judge Davis in *Migdal*, representative of cases "in which a class of mutual fund investors seeks to exercise a measure of control over the setting of fees paid by such funds (and charged to their investors) for investment advisory services, and the resistance of the investment advisory industry to those efforts." *Midgal v. Rowe Price-Fleming Int'l, Inc.*, 2000 WL 350400, at *1 (D. Md. March 20, 2000), *aff'd*, 248 F.3d 321 (4th Cir. 2001).

management and thereby increased the collection of advisory fees by the Fund advisors, such activity directly relates to the compensation paid to the Fund advisors.

The Fund Defendants' understanding of § 36(b), Fund Omn. at 37-39, is so restrictive as to disable plaintiffs from ever alleging ***any*** set of facts entitling them to relief (or even sufficient to survive a motion to dismiss). Inasmuch as Congress specifically amended the ICA to create a private right of action in § 36(b) - when implied rights were already recognized – such a reading of the statute is incorrect. *See Langner v. Brown,* 913 F. Supp. 260, 267 (S.D.N.Y. 1996) ("The history and whole pattern of the Investment Company Act convince us that Congress by this statute intended to deter mismanagement of investment companies for the protection of investment company security holders.") (citing *Herpich v. Wallace,* 430 F.2d 792, 815-16 (5th Cir. 1970)).

a. Section 36(b) Encompasses <u>Market Timing And Late-Trading Claims</u>

Although this Court may be the first to decide the application of a § 36(b) claim to the unprecedented market timing and late trading scandal, the text of the statute and relevant authority contemplate such claims.

Section 36(b) provides a federal remedy for breaches of fiduciary duty by Fund advisors and their affiliates.[60] While there must be some relationship between the fees paid to the Fund Defendants and the wrongful conduct alleged in the Complaints, the focus of plaintiffs' allegations need not be entirely on fees. For example, the Second Circuit has "permitted challenges under section 36(b) for breaches of fiduciary duty as long as they *result in* or *pertain*

[60] A § 36(b) claim does not preempt simultaneous state law claims for breach of fiduciary duty. *Green v. Fund Asset Mgmt., L.P.*, 245 F.3d 214, 230 (3d Cir. 2001) (holding that state law claims for breach of fiduciary duty and deceit are not preempted by § 36(b) of the ICA).

to excessive fees." *Rohrbaugh v. Inv. Co. Inst.*, 2002 WL 31100821, at *9 (D.D.C. July 2, 2002) (emphasis added); *see also Galfand v. Chestnutt Corp.*, 545 F.2d 807, 811-12 (2d Cir. 1976) (permitting a § 36(b) claim against an investment adviser who withheld information regarding his proposed contract for management fees.

Other courts have observed that "[t]he plain language of § 36(b) does not specify that the breach of fiduciary duty must relate to excessive compensation." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 491 (N.D. Ill. 1999) (*"Nuveen")* (upholding claim that "compensation agreements create[d] a *conflict of interest* breaching a fiduciary duty in violation of § 36(b)"). Similarly, in *Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998) (*"Green II"),* the court upheld a claim where plaintiffs expressly conceded that "they [did] not allege that the advisory fees . . . *were excessive or disproportionate*." 19 F. Supp. 2d at 234 (emphasis added).[61] *See also Green I,* 147 F. Supp. 2d at 322, 326 (upholding claims where no allegation that compensation was excessive).

The Fund Defendants further assert that plaintiffs' market timing and late trading claims are not legally cognizable because the advisory fees were not disproportionate to the services rendered. However, as alleged in the Complaints and described above, the Fund Defendants' "services" were grossly deficient in light of the payments they received. In any event, as the case law described above demonstrates, § 36(b) contemplates a far greater range of allegations than merely disproportionate fees. *See, e.g., Nuveen, supra; Green I, supra.*[62] In contrast, far

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[61] The court noted, however, that "when the fees are excessive or disproportionate to the services rendered, this clearly gives rise to a claim for breach of fiduciary duty under Section 36(b)." *Green II,* 19 F. Supp. 2d at 235 n.11.

[62] The cases on which the Fund Defendants rely are distinguishable. In *Krantz v. Prudential Inv. Fund Mgmt., LLC*, 305 F.3d 140, 142 (3rd Cir. 2002), the Third Circuit affirmed dismissal of plaintiffs' complaint because the "only facts pleaded were that directors served on

from speculation or "bare" allegations, the instant Complaints allege, in greater detail than is even required, misconduct that has become a matter of intense scrutiny within the investment community, and contains extensive detail on illicit conduct and why the compensation received by the Fund Defendants was improper.

b. The Funds' Directors And Trustees Are Proper Defendants In Plaintiffs' § 36(b) Claims

Section 36(b) claims may be brought against any "person enumerated in [§ 36(a)]." 15 U.S.C. § 80a-35(b). Section 36(a)(1) specifically lists "officer[s], director[s] [and] member[s] of any advisory board, investment adviser or depositor" as proper defendants.[63] Here, the Fund Trustees and Directors filled the role of "director" of the Funds' investment advisors and thus are proper defendants. Indeed, the Second Circuit has held that directors and officers can be sued directly by shareholders for breach of fiduciary duty under § 36(b). *See Strougo v. Bassini,* 282 F.3d 162, 173 (2d Cir. 2002).

Likewise, the Fund Defendants mistakenly seek to shield the Fund Directors from § 36(b) liability, citing § 36(b)(3), which provides that no § 36(b) claim may be brought against "any person other than the recipient of such compensation or payments." Fund Omn. at 38. To plead

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multiple boards and were well-compensated." Similarly, in *Migdal*, plaintiffs "alleged nothing to suggest that the investment advisers' fees [were] excessive." 248 F.3d at 328. Likewise, in *Yampolsky v. Morgan Stanley Inv. Advisers, Inc.*, 2004 WL 1065533, *2 (S.D.N.Y. May 12, 2004), the court dismissed the complaint because it relied solely on "speculation, inference and generalized observations" and failed to contain any allegations indicating how or why the fees were unreasonable. In the other cases cited by the Fund Defendants (Fund Deriv. Omn. at 8-9), the plaintiffs' allegations either grossly lacked detail or alleged a § 36(b) violation based upon a failure to negotiate lower fees for investors - neither scenario applies to the Complaints. *See Levy v. Alliance Capital Mgmt., L.P.,* 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) (conclusory allegations); *Olesh v. Dreyfus Corp.,* 1995 WL 500491 at *17-18 (E.D.N.Y. August 8, 1995) (failure to negotiate reduced fees not a breach of fiduciary duty); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) (same).

63 The term "director" under the ICA specifically includes trustees. *See* 15 U.S.C. § 80a-2(a)(12).

in conformity with § 36(b)(3), a plaintiff must allege merely that "[a]ll of the defendants have ***directly or indirectly*** received from [defendants'] compensation or payments of a material nature." *Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977) (emphasis added). The court in *Halligan* stated that such allegations were:

> sufficient to bring plaintiff's claim within the requirement of § 36(b)(3) that the action be against "the recipient of . . . compensation or payments [for investment advisory services]."

Id. Here, plaintiffs have alleged that the Fund Trustees and Officers have received compensation coming from the advisory fees paid to each fund family's investment advisor. *See, e.g.*, Invesco ¶¶153-55; Janus ¶¶120-21. Plaintiffs' allegations against the Funds' Directors and Trustees for primary liability under § 36(b) are sufficient.[64]

2. Private Rights Of Action Exist Under §§ 34(b), 36(a) And 48(a) Of The Investment Company Act

Implied rights of action under the ICA fill a long, important, and established purpose to fulfill Congress' intent to protect mutual fund investors. Indeed, for over 40 years courts have recognized -- and continue to recognize -- private rights of action under the ICA.[65] Consistent with the terms of the ICA, its Congressional record, and the Supreme Court's guidance, courts

64 Claims against Investment Company or Registrant defendants (*i.e.*, the entities that hold the fund assets) under § 36(b) were asserted in error.

65 *See, e.g., Brown v. Bullock*, 294 F.2d 415 (2d Cir. 1961) (affirming finding of a private right of action under § 36); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963) (finding implied private right of action under the ICA); *Levitt v. Johnson*, 334 F.2d 815 (1st Cir. 1964) (same); *Esplin v. Hirschi*, 402 F.2d 94, 102 (10th Cir. 1968) (same); *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 88 (2d Cir. 1985); *Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.*, 825 F.2d 731, 735 (3d Cir. 1987); *Strougo*, 282 F.3d 162; *McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Cal. 1998); *Young v. Nationwide Life Ins. Co.*, 2 F. Supp. 2d 914 (S.D. Tex 1998).

continue to find implied private rights of action viable and important in effectuating the purposes of the ICA.

a. The Judicial Test For Determining The Existence Of Private Rights Of Action Under The <u>ICA §§ 34(a), 36(a) And 48(a) Supports Such Rights</u>

The starting point in the analysis of whether a private right of action exists for §§ 34(b), 36(a) and 48(a) is Congress' intent. "The central inquiry" in determining when a private right of action exists under a statute is "whether Congress intended to create, either expressly or by implication, a private cause of action." *Touche Ross & Co. v. Redington*, 442 U.S. 560, 575 (1979).

Although the Supreme Court has never directly addressed implied private rights under the ICA, the Supreme Court specifically held that the ICA's companion legislation, the Investment Advisor's Act of 1940 ("IAA"), supports implied private rights of action. *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 18 (1979).[66] In finding a private right of action available under the IAA, the Supreme Court looked to the jurisdiction of courts authorized to enforce the IAA, the remedial purposes of the IAA and the classes of people the IAA sought to protect. *Transamerica*, 444 U.S. 11. The same reasoning applies to the ICA:

> *Transamerica* addressed the question of whether private right of action exists under the Investment Advisors Act of 1940, 15 U.S.C. §§ 80b-1 to 80b-18a, the sister legislation to the ICA. The Investment Advisors Act, like the ICA, provided that contracts made in violation of the Act would be void. Unlike the ICA, however, the Investment Advisors Act made no mention of court intervention as does Section 46(b) of the ICA, nor did the Investment Advisors Act provide for jurisdiction over suits at law, as the ICA does. Notwithstanding the more narrow terms of the Investment Advisors Act, the Supreme Court determined that a private right of action existed for rescission of the contract

[66] Fund Defendants concede that *Transamerica* is governing precedent, but mischievously characterize *Transamerica's* holding as "no implied private right of action for ***damages*** exists under Section 206 of the IAA." Fund Omn. at 32 (emphasis added).

> along with restitution. *Transamerica*, 444 U.S. at 24 & n.14. Based on the plain language of the ICA and the Supreme Court's decision in *Transamerica*, the Court finds that a private right of action does exist. . . .

Carr v. Equistar Offshore, Ltd., 1995 WL 562178, at *14-15 (S.D.N.Y. Sept. 21, 1995). Pursuant to the holding in *Transamerica*, the ICA not only affords implied private rights of action, but because of the ICA's broader grant of jurisdiction to courts, both equitable ***and*** legal remedies are available for implied rights under the ICA. *Blatt v. Merrill Lynch, Pierce, Fenner & Smith*, 916 F. Supp. 1343, 1349 (D.N.J. 1996) ("Under [ICA] sections 47 and 44, therefore, a plaintiff can seek relief, either rescission or damages, by showing a violation of some other section of the Investment Company Act. This reading of the [ICA] is in accord with the Supreme Court's decision in *Transamerica*.").[67]

Supreme Court precedent considering private rights of action subsequent to *Transamerica* further supports their implication under ICA §§ 34(b), 36(a) and 48(a). In determining whether to imply a private right of action, an important factor along with the language of the statute and its legislative history is whether the statute discusses "the individuals [to be] protected." *Alexander v. Sandoval*, 532 U.S. 275, 289 (2001). If so, then an implied right of action exists.[68] *Id.*; *see also Gonzaga Univ. v. Doe*, 536 U.S. 273, 284 (2002) (noting that an

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67 *Cf. Blue Chip Stamps*, 421 U.S. at 735 (noting that one justification for implying a private right under § 10(b) is § 29(b) of the Exchange Act, which provides that "a contract made in violation of any provision of the 1934 Act is voidable at the option of the deceived party.").

68 Fund Defendants' contention that *Central Bank* somehow undid decades of jurisprudence specifically recognizing implied private right of action under the ICA (Fund Omn. at 32, n.20) has been flatly rejected. *See Young*, 2 F. Supp. 2d at 924-25 (*Central Bank* did not overrule governing authority regarding private rights of action under the ICA), *Blatt*, 916 F. Supp. 1343, 1350 n.5 ("[U]nlike the question presented in *Central Bank*, here the statutory text of the Investment Company Act supports the implied private right of action.").

implied right of action exists if the test of the statute is "phrased in terms of the persons benefited") (citation omitted).[69]

Here, the overarching theme of the ICA and the language of §§ 34(b) and 36(a) demonstrate that Congress intended for §§ 34(b) and 36(a) to be "for the protection of investors."[70] Section 36(a) states "the court may enjoin such persons from acting in any or all such capacities either permanently or temporarily *and award such injunctive or other relief* against such person as may be reasonable and appropriate in the circumstances, *having due regard to the protection of investors* and to the effectuation of the policies declared in section 1(b) of this title." 15 U.S.C. § 80a-35(a) (emphasis added). And § 1, the Congressional declaration of policy behind the ICA reads: "It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, *to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors*." 15 U.S.C. § 80a-1 (emphasis added). As the instant suit is brought by mutual fund investors under statutory provisions of the ICA that protect investors, the Supreme Court's jurisprudence supports such rights. *See* following section, *infra*, analyzing §§ 34(b) and 36 in greater detail.

Contrary to the Fund Defendants' assertions, *Sandoval* and other recent Supreme Court precedent support maintaining implied private rights under the ICA. In the Supreme Court's

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69 Defendants cite *Gonzaga* for the proposition that there is no private right of action in the absence of clear and convincing congressional intent evidenced in text and structure of statute. Fund Omn. at 32. However, as discussed herein, Congress expressly intended for §§ 34(b) and 36(a) to be "for the protection of investors," implying a private right of action under both Sections and the Congressional record similarly reaffirms that Congress intended that courts imply private rights of action under the ICA, even after the enactment of § 36(b).

70 As discussed, *infra*, § 48(a) also supports liability for violators of §§ 34(b) and 36 through their control of others.

recent decision, *Jackson v. Birmingham Bd. of Educ.*, the Court found an implied private right of action under Title IX for claims of retaliation, even though such a private cause of action was not apparent from the text of the statute. 2005 WL 701076, at *3 (U.S. Mar. 29, 2005). In so holding, the Court further clarified its opinion in *Sandoval*, by explaining that a private right of action to enforce a *statute* does not necessarily include a private right to enforce *regulations* promulgated thereunder, especially when the enabling statute explicitly forbids one type of activity (in *Sandoval*, intentional misconduct), and the private right claimed under the regulations is based upon a different theory absent from the text of the statute (in *Sandoval*, a "disparate impact" theory). *Id.*, at *7.

In light of *Jackson*, Fund Defendants' arguments with respect to *Sandoval* are further undermined. First, as explained herein, plaintiffs allege ICA *statutory* violations that support private rights of action under a *statute*, rather than ICA rules or regulations (for instance, Rule 22c-1). Second, the alleged conduct falls squarely within the conduct proscribed by the ICA, and the ICA counts in the Complaints do not rely upon novel theories of liability outside the scope of the ICA sections.

Fund Defendants largely base their argument that "recent precedent" excludes private rights of action under the ICA on *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002), and a few lower courts that have followed the same. Fund Omn. at 32-36. However, in *Olmsted*, the Second Circuit merely declined to recognize a private right of action for §§ 26(f) and 27(i) because "[t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs." *Olmsted*, 283 F.3d at 433. *Olmstead* did not speak to the implied rights at issue here, but the Second Circuit's decision in

Strougo v. Bassini, 282 F.3d at 173, decided contemporaneously with *Olmstead*, did. *Strougo* correctly recognized direct, private causes of action under ICA §§ 36(a) and 48(a). *Id.*

b. **The Complaints Allege An Implied Right Of Action Under ICA § 36(a)**

Section 36(a) of the ICA affords a remedy when a person serving or acting as officer, director, member of any advisory board, investment adviser, depositor, or principal underwriter for a registered investment company, engages in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of the registered investment company. 15 U.S.C. § 80a-35(a). Under the ICA, claims for breach of fiduciary duty unrelated to fees may be asserted under § 36(a).[71] *Midgal*, 2000 WL 350400, at *2 (D. Md. Mar. 20, 2000). Here, the Complaints sufficiently allege breaches of fiduciary duty by the Fund Defendants.

Although an implied private right of action has been widely recognized under § 36(a) – even after § 36(b) was created – defendants argue that Congress' strengthening of the ICA by creating an express right of action under § 36(b) undid other private rights. Fund Omn. at 35. However, "Congress did not intend [the 1970 amendment and addition of Section 36(b)] to abrogate the private action already recognized under the [ICA] for other types of breach of fiduciary duty." *Tannenbaum v. Zeller*, 552 F.2d 402, 417 (2d Cir. 1977) (citing *Fogel v. Chestnutt,* 533 F.2d 731 (2d Cir. 1975) *cert. denied*, 429 U.S. 824 (1976)).[72]

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71 As explained by the court in *In re Nuveen Fund Litig.*, 1996 WL 328006, at *12 (N.D. Ill. June 11, 1996), "the [Senate Banking] Committee also noted that '[i]n appropriate cases, nonfeasance of duty or abdication of responsibility would constitute a breach of fiduciary duty involving personal misconduct.'" Should the Court determine that some of Plaintiffs' claims for breach of fiduciary duty fall outside § 36(b), § 36(a) captures those allegations and is therefore an important tool in the enforcement of the ICA.

72 *See also Bancroft,* 825 F.2d at 735 ("Inclusion of such an express private remedy [under § 36(b)] has nothing to do with other sections of the Act, however, and in no way suggests a congressional intent to abolish established implied causes of action for their enforcement");

Indeed, Congress' amendments to ICA § 36 served to augment – not reduce – the rights of shareholders seeking to enforce under the ICA, and did not undo the important, long-standing service of implied private rights:

> The rationale for implying private rights of action under the securities laws beyond those actions expressly provided for had been well articulated by the Supreme Court when it observed that implied private rights of action allowing shareholders to sue to remedy their losses would significantly assist the congressional goal of promoting fair corporate suffrage. But in recent years, the Supreme Court turned its focus toward a strict construction of statutory language and expressed intent.
>
> ***The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.*** Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of state law. In appropriate instances, for example, ***breaches of fiduciary duty involving personal misconduct should be remedied under Section 36(a) of the Investment Company Act.***

H.R. Rep. No. 96-1341, at 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4810-11 (footnotes omitted) (emphasis added); *see also In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 542 (D. Del. 1994) (finding an implied private right of action under § 36(a), relying on H.R. Rep. No. 96-1341).

Recently, the Second Circuit has reaffirmed the actionability of § 36(a) in *Strougo,* 282 F.3d 162, in which it held that mutual fund shareholders had standing to bring direct actions asserting private rights of action under §§ 36(a), 36(b) and 48 of the ICA. The Second Circuit emphasized that "the general policy statement of the ICA" regarding mutual funds includes the

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Krinsk v. Fund Asset Mgmt., Inc., 654 F. Supp. 1227, 1231-32 (S.D.N.Y. 1987) (nothing in the Congressional purpose in creating § 36(b) "purports to undo the private rights of action that courts had previously found to exist prior to 1970 or to limit the creation of future ones."); *Whitman v. Fuqua,* 549 F. Supp. 315, 321-23 (W.D. Pa. 1982) (creation of § 36(b) did not limit implied rights).

objectives of "protecting all classes of investment company security holders from the special interests of directors, officers . . . and preventing investment companies from failing to protect 'the preferences and privileges of the holders of their outstanding securities.'" *Id.* at 176 (citing ICA § 1(b)).

c. The Complaints Allege An <u>Actionable Private Right Under ICA § 34(b)</u>

Section 34(b), which echoes § 10(b) of the Exchange Act, makes "it unlawful for any person to make any untrue statement of a material fact" or material omission in "any registration statement . . . or other document filed or transmitted pursuant to this title or the keeping of which is required *pursuant to § 31(a).*"[73] (emphasis added). Section 31(a) expressly states that its requirements are intended "for the protection of investors." Additionally, § 8 of the ICA, which sets out the reporting requirements for the registration statement discussed in § 34(b), states that the purpose of a registration statement is "for the protection of investors." As discussed in § III.A.2, *supra*, the Complaints allege that the Funds' registration statement and other filings contained material misstatements and omissions.[74]

Section 34(b) proscribes the omission of facts "necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading," and supports finding an implied private right of action. Given that the materiality analysis is governed by reference to a reasonable *investor's* view of the

[73] ICA § 34(b) does not require scienter or any other mental state. Courts that have considered the requisite mental state for such a violation have concluded that negligence suffices. *See, e.g., SEC v. Steadman*, 967 F.2d 636, 642 n.4 (D.C. Cir. 1992).

[74] That ICA claims overlap with other rights under the Securities Act or Exchange Act is not grounds for their dismissal as "concomitant claims under the various federal securities laws are permitted." *Blatt*, 916 F. Supp. at 1350 n.6.

significance of such omissions, it is apparent that the phrase "materially misleading" has meaning only in the context of protecting investors.[75]

Applying the same sort of thorough analysis, the court in *Nuveen*, 1996 WL 328006 (N.D. Ill. Jun. 11, 1996), supported a private cause of action under § 34(b). *Id.*, at *11. The court concluded that "[i]n light of the ICA's remedial purposes, the substantial line of precedent recognizing implied private rights action under the ICA . . . the legislative intent attendant to two subsequent amendments to the ICA," and the plain "language and structure of the statute," a private cause of action existed under § 34(b). *Id.*, at *4. Relying on the statutory text in this manner to interpret legislative intent as the court in *Nuveen* did – and plaintiffs do here – is consistent with the approach mandated by the Supreme Court and supports implication of a private right of action for § 34(b).

d. Section 48(a) Provides A Private Right Of Action For Control Person Liability Under The ICA

Plaintiffs' allegations of control by certain of the Fund Defendants over fund activities state a claim under § 48(a) of the ICA. Courts have consistently recognized an implied cause of action for control person liability for underlying ICA violations under ICA § 48(a). *See Strougo*, 282 F.3d at 166, 176-77 ("The complaint further alleges that certain defendants violated § 48 of the ICA because of their positions of authority and control at the Fund . . . . We hold that the plaintiff's alleged injuries associated with coercion support direct claims under . . . [§] 48 of the ICA."); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("insofar as Plaintiffs allege that the transactions at issue in the Complaint were undertaken illegally between 'affiliated' entities and

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75 *See, e.g.*, *DeMaria v. Andersen*, 318 F.3d 170, 180 (2d Cir. 2003) (noting that a fact is material if there is "a substantial likelihood that the disclosure of the omitted [information] would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available") (quoting *TSC*, 426 U.S. at 449).

that the alleged controlling Defendants caused those actions to be taken, the Court concludes those controlling Defendants can possibly be held accountable under section 48(a)").[76] Fund Defendants fail to proffer any support to the contrary.

The Fund Defendants contend instead that even if courts recognize an implied right of action, such claim cannot be based on a § 36(b) underlying violation. Fund Omn. at 41-42. This heavily circumscribed application of the statute is not only belied by existing case law, but it is factually inapposite here. First, Fund Defendants premise their argument on the flawed notion that a statute creating control person liability cannot expand the class of defendants that may be held liable for an underlying violation. Such a view of control person liability contradicts well-settled principles of control person liability.[77] Second, courts have, in fact, recognized a § 48(a) claim for primary liability under § 36(b). For instance, in *Strougo*, *supra*, the shareholder plaintiff brought claims under, *inter alia*, §§ 36(a) and 36(b) of the ICA against directors, officers, and the investment advisor of an investment fund in connection with a rights offering. *Strougo*, 282 F.3d at 166. The plaintiff in *Strougo* also alleged that certain defendants violated § 48 "because of their positions of authority and control at the Fund." *Id.* The Second Circuit permitted the plaintiff to proceed with his claims under §§ 36(a), 36(b), and 48 of the ICA. *Id.* at 176-77.

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76 *See also Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105, 1122-23 (D.R.I. 1990) (upholding claim under §§ 48(a)); *Jerozal v. Cash Reserve Mgmt., Inc.*, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (same).

77 For example, although §§ 11 and 12(a)(2) claims under the Securities Act are limited in their application to a certain category of defendants, it is well settled that a § 15 claim for control person liability based on the same statutory violation is not so limited. *See, e.g., In re MusicMaker.com Sec. Litig.*, 2001 WL 34062431 (C.D. Cal. June 4, 2001). (directly addressing that although defendants were not among the statutory categories of possible defendants for a primary violation of §§ 11 or 12 of the Securities Act, they could be held liable as control persons under § 15): *see also, Jerozal*, 1982 WL 1363, at *6 (analogizing § 48(a) of the ICA to § 20(a) of the Exchange Act).

While the Fund Defendants attempt to challenge the propriety of a § 48(a) claim in connection with a primary violation under § 36(b), they are notably silent on the sustainability of a § 48(a) claim with respect to plaintiffs' other ICA claims. The Fund Defendants do not – nor could they – contend that their argument attempting to limit § 48(a) applies to §§ 34(b) and 36(a) underlying violations.

Ultimately, the Fund Defendants cannot escape what courts have held: that § 48(a) makes it unlawful to do indirectly, or through another person, that which one could not do directly under the ICA. *See Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("Section 48(a) proscribes any actions taken 'to cause' another to take actions that are unlawful under the Investment Company Act"). This is precisely what plaintiffs have alleged. *See, e.g.*, Janus ¶¶92-108, 123-39; MFS ¶¶6-9, 100-06, 201, 283; Pilgrim Baxter ¶¶6-9, 83-89, 223; Invesco ¶¶6-9, 90-93, 242; One Group ¶¶3, 70, 77-91; Strong ¶¶3, 89, 90-91, 98-106.

Finally, the Fund Defendants improperly – and without supporting authority[78] – appeal to the § 48(a)'s ***title*** – "Procurement" – rather than its text, to exclude the conduct alleged against them. Fund Omn. at 42. There is no legal basis for such an exclusive reading of the statute – as the Fund Defendants' inability to cite any relevant authority suggests.[79]

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[78] The Fund Defendants cite two SEC actions, both of which simply state that § 48(a) prohibits a person from doing any act through another person - or device - which would be unlawful for that person to do himself – a position that is consistent with Plaintiffs' argument. *See SEC v. M. Wesley Groshans & Brokers Capital Mgmt., Inc.*, 1990 WL 322073, at *2 (E.D. PA Oct. 19, 1990); *In re Axe-Houghton*, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973).

[79] Defendants' bizarre assertion that Plaintiffs must plead in conformity with the ***title*** of § 48(a) ("Procurement"), rather than its substance, betrays both the text of § 48(a) and the liberal pleading standard for ICA claims. Indeed, the Fund Defendants' position undercuts their other arguments: were such a standard of statutory construction viable, then, at minimum, all of the

E. **Plaintiffs' State-Law Claims <u>Are Not Preempted By SLUSA</u>**[80]

Plaintiffs' state law claims are not preempted by SLUSA, 15 U.S.C. § 77(p)(b), which provides that "[n]o covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77(p)(b); 15 U.S.C. § 77bb(f)(1).

SLUSA preemption "is not unlimited," and where the claims asserted do not satisfy SLUSA's prerequisites, the court may not dismiss the claims.[81] As explained by the Second Circuit, "[t]he clear and unambiguous language convinces us that SLUSA was intended to completely preempt the field of *certain types* of securities class actions by essentially converting a state law claim into a federal claim . . . . SLUSA does not, however, preclude all state enforcement or private causes of action in securities fraud cases." *Spielman,* 332 F.3d at 123-24

Complaints' § 36 claims are plainly actionable irrespective of any arguments raised by the Fund Defendants, as the title of § 36 is "Breaches of Fiduciary Duty," and allegations of breaches of fiduciary duties by the Fund Defendants appear across the Complaints.

80 The parties have agreed to defer briefing on all other state law issues at the present time. Fund Omn. at 42-43. The Trader Defendants, nonetheless, raise the claimed complexity of choice of law issues as one potential basis justifying dismissal of the state law claims. *See* Trader Omn. 51. At the appropriate time, Plaintiffs will demonstrate that choice of law issues may be resolved through relatively simple analysis which will not unduly complicate this case. At the present time, however, the Trader Defendants' choice of law argument is not ripe and should not be considered by the Court in evaluating the Motions to Dismiss.

81 *Norman v. Salomon Smith Barney, Inc.*, 350 F. Supp. 2d 382, 386 (S.D.N.Y. 2004) (citing *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 123 (2d Cir. 2003)); *see also Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897, 901 (S.D. Ill. 2004) (allowing state law breach of duty claims to proceed in market timing case).

(emphasis in original). SLUSA converts into federal claims only those state claims that fall within its "clear preemptive scope." *Id.* at 124. Indeed,

> "Congress was mindful to preserve the balance between establishing and maintaining 'national standards for securities class action lawsuits involving nationally traded securities' and 'preserving the appropriate enforcement powers of State securities regulators . . . . This balance was achieved by expressly confining SLUSA preemption and removal to lawsuits in which the plaintiff alleges a state law violation stemming from (for purposes of this suit) 'a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security . . . .'"

Spielman, 332 F.3d at 124 (citing 15 U.S.C. § 78bb(f)(1)(A)).

Defendants, as the parties asserting SLUSA preemption, bear the burden of establishing that all of SLUSA's requirements are met as to each of the state law claims in each of the Complaints. *See Green v. Ameritrade*, 279 F.3d 590, 599 (8th Cir. 2002); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F. Supp. 2d 584, 587-88 (W.D. Tex. 2001).

1. Plaintiffs' State Law Claims Do Not Rely On Misrepresentations Or Fraud, And <u>Thus Fall Outside SLUSA's Ambit</u>

The Complaints allege state law claims for, *inter alia*, breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment. These state law non-fraud claims are separate from the federal securities claims that are based on defendants' omissions and/or fraudulent scheme.

Because the specific state law claims alleged in the Complaints "are not securities fraud claims, nor claims that depend on establishing material misrepresentations or omissions in connection with the purchase or sale of securities," SLUSA does not apply. *Norman,* 350 F. Supp. 2d at 387 (state law claims of breach of contract and breach of fiduciary duty not preempted). Often termed the "necessary component test," a complaint is preempted by SLUSA only when it asserts (1) an explicit claim of fraud (e.g., common law fraud or fraudulent inducement), or (2) other garden variety state law claims that "sound in fraud." But "***SLUSA does not preempt claims which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts made in connection with the purchase or sale of a security.***" *Xpedior Creditor Trust v. Credit Suisse First Boston (USA), Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004) (internal footnotes and citations omitted) (emphasis added); *see also McEachern v. Equitable Life Assurance Soc'y*, 2001 WL 747320, at *2-3 (N.D. Ala. June 15, 2001) (court must consider elements of state law claims and determine whether misrepresentations alleged are necessary component of those claims).

"[T]he question is whether a material misstatement or omission in connection with the purchase or sale of a covered security is a *necessary component* of the claim." *Xpedior*, 341 F. Supp. 2d at 268 (emphasis in original); *see also Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503, at *6 (M.D. Tenn. Sept. 17, 1999) ("only those allegations based on untrue statements or omissions of material facts . . . are preempted"); *Shaw v. Charles Schwab & Co.,* 128 F. Supp. 2d 1270, 1274 (C.D. Cal. 2001) (claims not based on misrepresentations may proceed).

Defendants cite the Seventh Circuit's recent opinion in *Kircher v. Putnam Funds Trust,* 2005 WL 757255 (7th Cir. Apr. 5, 2005) (discussed in detail below), holding that the state law claims alleged in the *Kircher* complaint by holders are preempted by SLUSA. But, replicating the necessary component test, even the *Kircher* court drew a distinction between state law claims that relied on deceit or manipulation (the only claims at issue in *Kircher*) – which may be preempted by SLUSA – and state law claims that do ***not*** rely on deceit or manipulation which, as is explained below, are ***not*** preempted by SLUSA. *Id.*, at *3.[82]

[82] Specifically, the Seventh Circuit in *Kircher* noted: "Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular they do not argue in their briefs – and did not

The recent cases of *Norman* and *Xpedior Creditor Trust*, 341 F. Supp. 2d 258 (S.D.N.Y. 2004) are more instructive and persuasive. Those opinions analyzed whether either fraud or misrepresentation was a necessary component of the alleged state law claims. *See Norman*, 350 F. Supp. 2d at 386; *Xpedior*, 341 F. Supp. 2d at 261. Here, similar to the claims in *Norman* and *Xpedior*, the Complaints allege breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment and breach of contract. *See also, e.g.*, One Group ¶¶184-202; Alger ¶¶224-49. None of these claims require proof of fraud or misrepresentation as a necessary element:

- ***Breach of fiduciary duty*** claims generally require proof of the existence of a fiduciary relationship, breach, injury and proximate cause. *See, e.g.*, Restatement (Second) of Torts, § 874.

- ***Aiding and abetting breach of fiduciary duty*** claims generally require proof of the breach of a fiduciary duty to the plaintiff, and defendant's knowing participation in the breach and damages. *Id.* at comment c.

- ***Unjust enrichment*** generally requires only a showing that plaintiff conferred a benefit on defendant to plaintiff's detriment, that the benefit was accepted under circumstances where it would be inequitable for that benefit to be retained, and that plaintiff was thereby damaged. *See, e.g., Mass Transit Admin. v. Granite Construction Co.*, 471 A.2d 1121, 1125 (Md. App. 1984).

- ***Breach of contract*** claims generally require proof of existence of a contract, breach and damages. *See, e.g., Cont'l Masonry Co., Inc. v. Verdel Construction Co.*, 369 A.2d 566, 569 (Md. 1977).[83]

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maintain at oral argument despite the court's invitation – that their suits allege mismanagement rather than deceit or manipulation." *Kircher*, 2005 WL 757255, at *2. Although the Seventh Circuit continued, in parenthesed dicta, to surmise that a mismanagement claim would need to be cast as a derivative action, that issue was not developed and was not before the court. Here, at the proper procedural juncture, plaintiffs will demonstrate that each of their state law claims are properly brought in this direct class action.

[83] Plaintiffs provide these elements as examples for purposes of these motions to dismiss only, and do not intend to address any choice of law issues at this time.

Even going beyond the formal elements, here, none of the state law claims asserted in the Complaints sound in fraud. *See Xpedior,* 341 F. Supp. 2d at 266 (breach of contract, breach of the implied covenants of good faith and fair dealing, breach of fiduciary duty, and unjust enrichment claims not preempted); *see also Norman*, 350 F. Supp. 2d at 386.[84]

And plaintiffs' incorporation by reference of all prior allegations in the Complaints into the state law claims does not recast the state law claims into federal securities fraud claims. "The fact that the actions underlying the alleged breach could also form the factual predicate for a securities fraud action by different plaintiffs cannot magically transform every dispute . . . into a federal securities claim – the mere 'involvement of securities [does] not implicate the anti-fraud provisions of the securities laws.'" *Norman*, 350 F. Supp. 2d at 387-88 (quoting *Spielman*, 2001 WL 1182927, at *3); *see also Xpedior*, 341 F. Supp. 2d at 268 (simply because a complaint can give rise to a claim of state law fraud does not mean that the complaint must be read as such). As explained in *Norman,* "[w]hile plaintiffs may not avoid SLUSA pre-emption simply by artful pleading that avoids the actual words 'misrepresentation' or 'fraud,' neither may defendants avoid every possible claim by recasting any lawsuit in which a securities broker is a defendant into a securities fraud action." *Norman,* 350 F. Supp. 2d at 386.

84 Some courts have held that for state law claims to be preempted by SLUSA, those claims must also satisfy the requisite intent element for Exchange Act claims. *See, e.g., Magyery v. Transamerica Fin. Advisors, Inc.*, 315 F. Supp. 2d 954, 959-62 (N.D. Ind. 2004), and cases cited therein. Because Plaintiffs' state law claims do not include as a necessary component proof of fraud or misrepresentation with the requisite scienter required for Exchange Act claims, SLUSA does not apply. *Id.*; *see also Xpedior*, 341 F. Supp. 2d at 266.

2. State Law Claims On Behalf Of Holders Are Not Preempted by SLUSA

SLUSA does not apply for the further reason that SLUSA does not bar claims by holders.[85] *See, e.g., Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 44 (2d Cir. 2005); *Gutierrez*, 147 F. Supp. 2d at 593-94 (holder claims exempt from SLUSA); *Burns v. Prudential Sec., Inc.*, 218 F. Supp. 2d 911, 915 (N.D. Ohio 2002); *Hines*, 1999 WL 1705503, at *6.

Courts considering state law claims on behalf of holders based on market timing of mutual funds have denied dismissal under SLUSA, finding that holder claims do not satisfy SLUSA's "in connection with the purchase or sale of securities" requirement. *See, e.g., Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127, 128-29 (D. Mass. 2004) *Bradfisch*, 319 F. Supp. 2d at 901; *Potter v. Janus Inv. Fund*, 2004 WL 1173201, at *2 (S.D. Ill. Feb. 12, 2004). The logic of those cases applies equally to the state law claims asserted here on behalf of holders, especially where, as here, defendants simultaneously argue that holders' claims do not satisfy the "purchase or sale" requirement.

Defendants' sweeping misconduct as alleged in the complaints caused unparalleled harm. Both those who purchased and sold mutual fund shares, as well as long-term holders of mutual

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85 Defendants argue both that: (i) "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities'" (Fund Omn. at 18-19) (citing *Blue Chip Stamps*, 451 U.S. at 754-55); and (ii) state law claims cannot be brought on behalf of holders because the "in connection with" requirement of SLUSA *is* satisfied (Fund Omn. at 47). If accepted, Defendants' arguments would leave a substantial portion of the class – those who purchased mutual fund shares in advance of any wrongful conduct and who hold those shares to this day – without any recourse whatsoever. Neither the law nor the facts support this unjust conclusion. Indeed, this result is contrary to the Supreme Court's contemplation that claims by non-purchasers or non-sellers could be available under state law. *See Blue Chip Stamps,* 421 U.S. at 738 n.9.

fund shares who purchased prior to the illegal conduct and continue to hold to this day, were injured by defendants' misconduct in the same manner. Thus, due to the unique circumstances of this case, both federal securities claims and state law common law claims were brought together in one complaint, and plaintiffs asserted claims on behalf of classes of shareholders who "purchased and/or held" the mutual fund shares at issue. *See, e.g.*, Putnam ¶56.

Defendants' citation to the recent opinion in *Kircher*, is unpersuasive. As an initial matter, as discussed above, *Kircher* addressed only state law claims (brought by holders) that relied upon deceit or mismanagement, and did not address state law claims (brought by holders or anyone else) that did not rely on deceit or mismanagement. *Id.*, at *3. And *Kircher* considered whether holders as a class can always avoid SLUSA preemption. *Kircher* further continued, in *dicta*, that holders have no private right to bring a class action whatsoever, as a result of SLUSA, even under state law. *See* 15 U.S.C. § 77(p)(b) (SLUSA preempts only covered *class* actions). Because the expense of litigating cases such as these on an individual basis would be prohibitive, it is highly unlikely that the majority of individual holders would choose to bring their cases in state court on an individual basis. Defendants would thus likely evade liability for the harm they caused to an entire class of investors. This is inconsistent with the purpose of SLUSA: to bring class actions into federal court, not to affect class action status or extinguish substantive rights.

No court other than *Kircher* has questioned that, where plaintiffs have neither purchased nor sold securities during the Class Period, injured parties may proceed under state law. Indeed, numerous courts reviewing SLUSA's legislative history have held that Congress intended that holders be permitted to bring their claims under state law. *See, e.g., Dabit*, 395 F.3d at 41-44 (discussing legislative history; finding that "in enacting SLUSA Congress sought only to ensure that class actions brought by plaintiffs who satisfy the *Blue Chip* purchaser-seller rule are subject to the federal securities laws," and that holder claims may proceed in state court consistent with SLUSA); *Gutierrez*, 147 F. Supp. 2d at 595 ("In enacting the SLUSA, the legislative branch must have been aware of the interpretation of § 10(b) of the 1934 Act, which recognized causes of actions for the non purchase or non sale of securities were not covered by the 1934 Act and state law would fill those gaps. *See Blue Chip Stamps*, 421 U.S. at 738 n.9. Congress could have expanded the scope of actions covered by the SLUSA by providing that claims alleging misrepresentations in connection with the failure to purchase or sell a covered security shall also be removable to federal court . . . Congress did not so provide").[86]

3. The Court May Subclass Holders To <u>Preserve Plaintiffs' State Law Claims</u>

Defendants further assert that plaintiffs' state law claims must be dismissed because the putative classes include both purchasers and holders. *See, e.g.*, Trader Omn. at 50. The state law claims in these cases, however, can be limited to subclasses of long-term holders, thus preserving the holders' state law claims.[87]

Here, Defendants have sought dismissal of both federal and state claims brought on behalf of holders – the federal claims because, defendants claim, there is no private cause of

86 *See, e.g.*, H.R. Conf. Rep. 105-803, at 13 (1998) ("[SLUSA] makes Federal court the exclusive venue for ***most*** securities class action lawsuits") (emphasis added); *id.* at 13-14 ("The legislation provides for certain exceptions for specific types of actions. The legislation preserves State jurisdiction over . . . certain actions that are based upon the law of the State in which the issuer of the security in question is incorporated"); *Blue Chip Stamps,* 421 U.S. at 738 n.9.

87 Rule 23(c)(4) of the Federal Rules of Civil Procedure permits this Court, in its discretion, to divide a putative class into subclasses "when appropriate." Fed. R. Civ. P. 23(c)(4). As the Advisory Committee notes explain, if the Court should agree with defendants that certain groups of class members are "divergent in interest," sub-classing may be appropriate. Advisory Committee Note to Rule 23(c)(4). The creation of subclasses is a purely procedural mechanism and does not affect the substance of the claims asserted. *See, e.g.*, 7A Charles Alan Wright & Arthur R. Miller, Federal Practice & Procedure § 1764.

action under *Blue Chip Stamps*; and the state law claims because they are alleged in the same Complaints as non-holder claims that, defendants argue, are preempted by SLUSA. *See* Fund Omn. at 47. Should Defendants' arguments succeed, however, an entire group of plaintiffs, namely long-term holders (incidentally, the very investors for whom the mutual funds are supposedly more beneficial), will be without any remedy for their injury. When, as here, the harm to an entire group of plaintiffs may go unremedied if subclassing is not permitted, Rule 23(c)(4) permits the court to subclass the claims.[88]

F. Plaintiffs Have Standing To Assert All Claims Alleged In Their Complaints

Plaintiffs meet the requirements of Article III standing by alleging actual injury from their purchase and/or holding of funds harmed by Defendants' conduct,[89] the causal connection between Defendants' conduct and the injury,[90] and that their injury will be redressed by the requested relief.[91] *See Lujan v. Defenders of Wildlife,* 504 U.S. 555, 560-61 (1992) (the standing requirement of Article III consists of an injury to plaintiff, a causal connection between the

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88 *See Williams v. Rohm and Haas Pension Plan*, 2003 WL 22271111, at *4 (S.D. Ind. Sept. 26, 2003) (subclassing may be used to allow portion of class action to survive where other claims are dismissed); *Siegel v. Realty Equities Corp.*, 54 F.R.D. 420, 426 (S.D.N.Y. 1972) (subclassing permissible where there are distinctions in elements of proof between class members). *See also Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F. Supp. 2d 706, 711-12 (S.D.N.Y. 2003) (permitting claims to proceed on behalf of holder subclass consistent with SLUSA).

89 *E.g.*, Franklin ¶¶14, 245-50; Columbia ¶¶12, 102, 114-218, 147-48; Alger ¶¶11-12, 80, 86, 110, 118-222; Allianz Dresdner ¶¶15-16, 98, 120; Putnam ¶¶10-11, 34, 37, 84, 88, 93; Janus ¶¶85-88.

90 *E.g.*, Franklin ¶¶2-3, 80-83, 246-50; Alger ¶¶53-56, 171-76; Allianz Dresdner ¶¶95-99, 109; 266-70; Putnam ¶¶70-74, 116-20; Janus ¶¶76-88.

91 *E,g.*, Franklin ¶¶9, 138; Alger, ¶¶62-63; Allianz Dresdner ¶¶117-18; Columbia ¶73; Putnam ¶56.

conduct complained of and the injury, and that the injury is redressible by a favorable decision from the court).[92] Accordingly, plaintiffs meet Constitutional standing requirements.[93]

Here, defendants apparently concede that plaintiffs have standing with respect to the injury sustained through their mutual funds investments. Disregarding the relatively early procedural stage of the litigation, defendants attempt to re-cast class certification issues as pertaining to "standing," and assert that claims involving mutual funds in which no named plaintiff invested or in which the Complaints do not specify particular examples of market timing must be dismissed now. Defendants' argument is contrary to law, and would serve no purpose other than to burden the Court with needless logistical and organizational complications.

1. Defendants' "Standing" Argument Is Premature <u>Prior To Motions For Class Certification</u>

Once individual standing has been established, whether a plaintiff can represent a class of investors depends solely on whether the plaintiff meets the requirements of Rule 23. *See, e.g., Payton v. County of Kane*, 308 F.3d 673, 680 (7th Cir. 2002), *cert. denied*, 540 U.S. 812 (2003). As stated by the Supreme Court, in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," not "conjectural" or "hypothetical." . . . This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, but it does shift the focus of examination from the elements of justiciability to the ability of the named

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92 The cases cited by the Fund Defendants (Fund Omn. at 8-9) offer the same analysis and support the same conclusion. *See, e.g., Lewis v. Casey,* 518 U.S. 343, 357 (1996) ("[N]amed plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class. . . .") (citation and internal quotation marks omitted).

93 There is no support for Fund Defendants' suggestion that Article III requires a special or "heightened" standard for class or securities actions standing (Fund Omn. at 7-8). For instance, *In re Bank of Boston Corp. Sec. Litig.*, 762 F. Supp. 1525, 1531 (D. Mass. 1991), a case cited by Fund Defendants, merely suggested that examining individual standing under Article III could help curb "vexatious" securities litigation, an issue since addressed by the PSLRA.

> representative to "fairly and adequately protect the interests of the class." Rule 23(a).

419 U.S. 393, 402-03 (1975) (citations omitted); *see Goodman v. Lukens Steel Co.*, 777 F.2d 113, 122 (3d Cir. 1985) ("[C]ontrary to the defendants' contentions, the issue here is one of compliance with the provisions of Rule 23, not one of Article III standing. Each of the named plaintiffs has presented claims of injury to himself and has alleged facts which present a case or controversy under the Constitution."), *aff'd on other grounds*, 482 U.S. 656 (1987).[94]

The Rule 23 inquiry, which defendants advance under the guise of a "standing" argument, involves an examination of various factual issues (many of which are subject to dispute - such as which funds were timed) and is not properly undertaken in a motion to dismiss, but which may become relevant as to class certification. *Gen. Tel. Co. of the Southwest v. Falcon*, 457 U.S. 147, 160 (1982) ("[T]he class determination generally involves considerations that are 'enmeshed in the factual and legal issues comprising the plaintiff's cause of action.'") (citations and internal quotation marks omitted).

Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), is instructive. In *Fallick*, an employee alleged that Nationwide breached its fiduciary duties with respect to the ERISA benefit plan of which he was a member and other ERISA plans of which he was not a member. The district court dismissed the claims as to all ERISA plans other than Fallick's plan on standing grounds. *Id.* at 411-12. The Sixth Circuit reversed, holding that the district court's reasoning was "fundamentally flawed" because it confused the issues of Article III standing for a

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[94] The seminal class action treatise, *Newberg on Class Actions*, *supra*, offers the following explanation of the relationship between standing and the Rule 23:

> Once the class representative has established her or his standing to bring an action, issues of class representation involve the analysis of Rule 23 procedural requirements rather than the constitutional case or controversy requirement mandate of Article III. [*Id.*, § 2:1, at 51.]

plaintiff with the Rule 23 issues applicable to his ability to sue on behalf of a class.[95] *Id.* at 422. The court concluded that "once a potential ERISA class representative establishes his individual standing to sue his own ERISA-governed plan, there is no additional constitutional standing requirement related to his suitability to represent the putative class of members of other plans to which he does not belong." *Id.* at 424.

In re MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), also supports plaintiffs' position. Like Defendants here, the defendants in *MobileMedia* challenged the standing of purchasers of one type of securities to bring claims on behalf of the purchasers of other securities. The court rejected defendants' argument, noting that, "Courts have allowed those with valid securities claims to represent the interests of the purchasers of other type[s] of securities in class action suits." *Id.* at 911 n.7. The court further stated:

> Given Plaintiffs have sufficiently alleged individual cognizable injuries pursuant to Section 11 and Section 12(a)(2), Plaintiffs have standing to bring these claims. ***Concerns over whether stock purchasers should represent notes purchasers are better addressed at the time of class certification***.

Id. (emphasis added).[96]

Plaintiffs may proceed with their claims and in their roles as putative Class representatives for like reasons. As in *Fallick* and *MobileMedia*, here plaintiffs have standing in

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95 The Sixth Circuit also found that an individual in one ERISA plan can represent a class of participants in numerous plans other than his own. *Fallick*, 162 F.3d at 412. Similar authority exists with respect to mutual funds. *See, e.g., Hicks v. Morgan Stanley & Co.*, 2003 WL 21672085, at *3 (S.D.N.Y. July 16, 2003); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000).

96 *See also In re Northwestern Corp. Sec. Litig.*, 299 F. Supp. 2d 997, 1007 (D.S.D. 2003) ("[I]t is not a requirement that a lead plaintiff under the PSLRA suffer losses on each type of security that may be at issue in the class action."); *Weinberg v. Atlas Air Worldwide Holdings, Inc. Sec. Litig.*, 216 F.R.D. 248, 253 (S.D.N.Y. 2003) ("It is well established that the Lead Plaintiff's claims do not have to be identical to the other class members' claims and in fact, the idea that there should [be] multiple Lead Plaintiffs with standing to sue on all possible causes of action has been rejected by the Southern District.") (citations omitted).

their own right as they were harmed by the same course of wrongful conduct that harmed other members of the Classes.[97]

2. **Practical Considerations In This Complex Litigation Warrant Maintaining The Present Named Plaintiff Structure**

The current organizational and representative structure not only satisfies the legal requirements described above, but makes practical sense. Plaintiffs could have added scores of additional named plaintiffs when amending their Complaints, and could still do so if deemed necessary.[98] However, consistent with the Court's guidance, plaintiffs believed that adding additional plaintiffs at this stage, as well as many new levels of counsel, would create substantial litigation inefficiencies in the management of this already complex, multi-party litigation and would certainly increase expenses.[99] *Compare In re Enron Corp. Sec. Litig.*, 206 F.R.D. 427,

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97 The cases cited by Defendants do not hold otherwise. *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38 (D. Mass. 2003), cited by defendants, is a ***class certification*** decision, which supports that the issues raised by defendants in their "standing" argument should be left for that stage of the case. *See also Adair v. Sorenson*, 134 F.R.D. 13, 16 (D. Mass. 1991) (decided on class certification by the same judge who decided *Eaton Vance*). In *Olesh*, 1995 WL 500491, at *17-*18, named plaintiffs themselves could not state a claim since nowhere in plaintiffs' complaint was it alleged that the funds in which plaintiffs owned shares suffered any "injury in fact" as a result of defendants' conduct. *Id.*, at *47-*48. Similarly, and unlike in these cases, none of the named plaintiffs in, *e.g.*, *Vervaecke v. Chiles, Heider & Co.*, 578 F.2d 713 (8th Cir. 1978); *Kauffman v. The Dreyfus Fund, Inc.*, 434 F.2d 727, 731, 733-34 (3d Cir. 1970); or *Goldberger v. Bear, Stearns & Co.*, 2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000), had standing to bring ***any*** cause of action against defendants in their own right, and were therefore found not to have standing to bring claims on behalf of others. *Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196 (S.D.N.Y. 1991), stands for the unremarkable proposition that a plaintiff must allege some connection by the defendant to the alleged wrongdoing to have standing.

98 Numerous plaintiffs brought initial complaints, and/or made lead plaintiff motions. The certifications of these plaintiffs or groups of plaintiffs have been filed with courts already, and, as the Court is aware, various plaintiffs have expressed continuing interest in participating in the litigation as necessary.

99 *See* Letter from Hon. J. Frederick Motz to Counsel of 4/30/04, at 1 ("First, we are strongly of the view that only one lead plaintiff or one group of plaintiffs closely related to one

451 (S.D.Tex. 2002). Defendants' gun-jumping on class certification issues invites chaos and makes no practical sense.

The Complaints allege elaborate schemes by which the fund families widely encouraged their select investors to time their investments, and allege that market timers believed they could successfully time a wide range of funds. The Complaints detail the schemes by alleging numerous, specific accounts of known market timing/late trading activity in the Complaints. Because plaintiffs obviously do not have access to the funds' trading records, they cannot be expected to plead details regarding market timing of every implicated fund. After discovery, plaintiffs will be able to demonstrate to the Court the full extent of the improper market timing, and, to the extent funds were not affected by market timing, the Class definition may need to be clarified.[100] While plaintiffs do not necessarily disagree that appointing additional class representatives in the future may be desirable, at this stage, it is simply impractical and unnecessary to require each fund within an affected family to have a separate class representative. *See Enron*, 206 F.R.D. at 451 ("while the parties have set out some well-founded and persuasive arguments for separate representation and classes or subclasses at class certification, as well as for trial, the court does not find that such divisions are essential now") (emphasis added).[101]

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another prior to the institution of the suit (and one attorney for that plaintiff or group of plaintiffs) should appointed in the PSLRA actions.").

100 The current class definition, which is limited to investors in funds harmed or adversely affected by market timing or late trading, may be sufficient. *See* Franklin Templeton ¶238; Alger ¶1; Pilgrim Baxter ¶153; Strong ¶68; One Group ¶49.

101 *See Cent. Wesleyan Coll. v. W.R. Grace & Co.*, 6 F.3d 177, 187 (4th Cir. 1993) (holding that "[i]t was not an abuse of discretion to delay ruling on the standing issue until discovery of the relevant underlying facts was complete") (citing *In re School Asbestos Litig.*, 921 F.2d 1310, 1316 (3d Cir. 1990) (noting the district court's "discretionary authority" to defer subject matter determinations)).

Finally, Defendants' "standing" argument is not a basis for dismissal of any claims with prejudice at this stage of the litigation. More sensible procedural mechanisms -- short of dismissal -- exist for dealing with any issues regarding plaintiffs' representation of the putative classes. For instance, the Court may (i) allow plaintiffs to proceed and add named plaintiffs at the class certification stage, after the close of discovery, or at another point prior to trial, if the Court deems such as step necessary, which plaintiffs believe makes the most sense, or; (ii) order plaintiffs to provide a list of additional plaintiffs, who can be added, and the Court can deem the complaints amended *nunc pro tunc* in this regard, if necessary. Plaintiffs, however, mindful of Judge Blake's recent observations and the overall approach of the Court in dealing with this massive litigation, believe that straying from the present course would unnecessarily put form over substance. *See In re Excelsior Funds Sub-track*, No. 04-MD-15861, at 1 (D. Md. Mar. 3, 2005) (Order denying Defendant's Motion to Dismiss without prejudice) ("Counsel was unable to identify a practical benefit to his client or the litigation that would result from embarking on this circuitous procedure.").

3. At The Class Certification Stage, Plaintiffs Will Be Able To Show That They Are Able To Represent <u>All The Proposed Members Of The Classes</u>

As shown above, given that plaintiffs have standing to assert their claims, the appropriate time to address their representation of purchasers and holders of all injured plaintiffs is on a motion for class certification, which is not currently before the Court. Because defendants have prematurely addressed this issue, plaintiffs briefly respond and reserve the right to make a more complete presentation at the class certification stage.

a. Plaintiffs May Represent Other Members Of The Classes Since Their Claims Are Based On The Same Legal Theories And Arise From The Same Scheme And Course Of Conduct

Ample case law confirms that the named plaintiffs may represent purchasers and/or holders of mutual funds in the same mutual fund complex, including other than those they purchased or held. This is so because of the substantially identical nature of the market timing/late trading claims of all members of each Class against all of the affected funds in the same mutual fund complex and their controlling parties, and the close interrelationship and juridical links of all the funds and persons and entities in the same mutual fund complex with each other. *See In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (certifying named plaintiffs who invested in the Dreyfus Aggressive Growth Fund to represent purchasers in the Dreyfus Premier Aggressive Growth Fund).[102]

Plaintiffs' allegations are "top-down" in that the Complaints allege that all named plaintiffs and Class members were harmed by the wrongful course of conduct by the relevant investment advisors (and related defendants in the same mutual fund complex). Defendants, on the other hand, seek to re-cast the allegations as being "bottom-up," focusing on the funds themselves, and stating that the named plaintiffs must have standing with respect to each fund.[103]

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102 *Cf. In re Prudential Sec. Inc. Ltd. P'shp Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs who invested in three limited partnerships could represent persons who had invested in two other limited partnerships, where the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).

103 Defendants disregard that plaintiffs also allege harm to funds other than those which were directly the "subject" of market timing/late trading. For example, plaintiffs allege that funds in which "sticky assets" were "parked," as part of certain market timing arrangements, or where funds "rested" in between short-term trading of the "target" funds, were harmed as a result of the

However, plaintiffs have not sued the funds (unless the funds were also registrants), and defendants' interpretation is inconsistent with how the Classes are defined.[104]

Because of the dominant role played by the fund advisors and parents, by proving their claims, the named plaintiffs will substantially prove the claims of all other class members. *See, e.g., In re Sumitomo Copper Litig.*, 182 F.R.D. 85, 94-95 (S.D.N.Y. 1998) ("Rule 23(a)(3) is satisfied when each class member's claim arises from the same course of events, and each class member makes similar legal arguments to prove the defendant's liability.") (quoting *In re Drexel Burnham Lambert Group*, 960 F.2d 285, 291 (2d Cir. 1992)). Here, the funds were advised (within each fund family) by the same investment advisors that permitted the market timing and late trading and were serviced by the same fund entities.[105] Also, the funds made similar misrepresentations and omissions in their respective registration statements, prospectuses, Statements of Additional Information, and annual and semi-annual reports used to sell the funds,[106] and the claims of the named plaintiffs and Class Members are based on the same legal theories.[107]

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aberrational transactional activity therein. *See, e.g.*, Allianz Dresdner ¶¶98, 120; Columbia ¶¶96-97.

104 Defendants' assertion that plaintiffs "have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading" (Fund Omn. at 10) is factually wrong in that, not only do the amended class action complaints ***not*** sue any funds, but the Class definitions uniformly state that the claims are brought on behalf of shareholders in funds ***that were harmed*** by market timing and/or late trading, and were advised by the investment advisor. Therefore, defendants' implication that plaintiffs are suing on behalf of shareholders of every fund in the complex, as opposed to only the harmed funds, is wrong.

105 *See, e.g.* Janus ¶¶122-27, 177.

106 *See, e.g.*, Alger ¶¶136-44; Allianz Dresdner ¶¶121-30; Columbia ¶¶128-32; MFS ¶¶92-98; Franklin ¶¶101-19; Janus ¶¶123-27.

107 *See* Allianz Dresdner ¶¶262, 265-71; Alger ¶¶171-74; Columbia ¶¶144-49; MFS ¶¶221-25; Franklin ¶¶240, 245-51; Janus ¶¶177-83.

Similarly, many cases hold that a named plaintiff may represent persons who purchased securities that are different from the securities purchased by the plaintiff, when purchasers of both types of securities were subjected to a common course of deceptive conduct. *See, e.g.*, *In re Am. Cont'l Corp./Lincoln Sav. & Loan Sec. Litig.*, 794 F. Supp. 1424, 1461 (D. Ariz. 1992) ("[defendant] argues that the plaintiff class has no standing under Sections 10(b), 11, and 12, because there is not a named plaintiff representing each of the different securities at issue. The court concludes that plaintiffs need not name a representative of the class for each subgroup of securities, where common issues predominate as to all securities"). *See also, e.g., MobileMedia, supra*.

Plaintiffs' interest in the litigation and allegations against the fund investment advisors and their related entities are sufficient to allow plaintiffs to bring claims on behalf of all fund shareholders injured by their conduct. *Cf. Gollust v. Mendell*, 501 U.S. 115, 125-27 (1991) (noting that even a modest or indirect financial interest in the litigation is sufficient for a plaintiff to pursue claims).

b. Immaterial Variances In The Numerous Registration Statements/Prospectuses Issued Throughout the Class Periods Do Not Defeat Plaintiffs' Standing

Plaintiffs possess standing to pursue all their claims notwithstanding the fact that the registration statements/prospectuses at issue may have varied slightly from year-to-year (Fund Omn. at 13). As discussed in § III.B.2, *supra*, none of the fund prospectuses ever disclosed that funds were allowing the Trader Defendants to time. Even as to misrepresentations, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading representations and omissions concerning the wrongful conduct contained in each registration statement/prospectus are virtually, if not actually, identical. *See* § III.B.1, *supra*.

Plaintiffs' representation of purchasers pursuant to materially similar prospectuses during the class period is consistent with relevant law.[108] In contrast, defendants' position that each prospectus requires a unique representative would require the addition of hundreds, if not thousands, of named plaintiffs at this stage (one for each prospectus issued, including supplements, for each fund), which would be unnecessary and defeat the purposes of Rule 23. *See Enron*, 206 F.R.D. at 451 (refusing to permit separate lead plaintiff for Securities Act claims arising from separate public offerings, on grounds that "taken to its logical extreme [the] argument that each group of notes issued pursuant to a different Registration Statement and Prospectus requires a different class or subclass and separate Lead Plaintiff would fracture this litigation into hundreds of classes or subclasses and obstruct any efficient and controlled progress").

c. The "Juridical Link Doctrine" Further Supports Plaintiffs' Ability to Serve as Class Representatives on Claims Involving all the Funds

In *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1096 (3d Cir. 1975), the Third Circuit described the roots of the juridical link doctrine, an established principle of class certification

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108 The fact that a plaintiff may have purchased shares pursuant to one prospectus issued during the class period does not mean that he may not properly represent a class member who purchased shares pursuant to another prospectus during the class period. *See Hicks v. Morgan Stanley*, 2003 WL 21672085, at *3 ("Plaintiffs here allege a common course of conduct and a unitary legal theory for the entire class period - that is, Defendants issued prospectuses and registration statements that contained false statements about the Trust's NAV, because the loans were not properly valued and were not marked to market when they should have been. Although it is true some of the prospectuses and registration statements involved here were issued before Nicholson invested, the nature of Nicholson's claims are identical to the claims of the other class members.").

under which a plaintiff may maintain suit against multiple defendants even though the class representative had no direct contact with one or more of those defendants:

> The court in *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973), noted that there may be certain exceptions to [the rule that where no nominal plaintiff has standing on any issue against one of multiple defendants, a suit for damages may not be maintained as a class action against that defendant]. The court properly excluded (1) situations in which the injuries are the result of "a conspiracy or concerted schemes between the defendants at whose hands the class suffered injury," or (2) instances in which all defendants are juridically related and a single disposition of the entire dispute would be expeditious. 489 F.2d at 466. [Emphasis added.]

Id.; *see also Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990) (discussing the juridical link doctrine and quoting the trial court's statement that, "[o]ther named plaintiffs could be supplied to match with each named defendant but it would be unwieldy to do so. Each plaintiff and the defendants have [a] connection to each other through Land Bank equity. The case is simpler and more economical with the class of plaintiffs and the named defendants."); *Hopson v. Schilling*, 418 F. Supp. 1223, 1238 (N.D. Ind. 1976) (plaintiff need not bring a claim only against his particular township trustee, but could rather bring suit against all township trustees who were juridically linked as "overseers of the poor and as principal administrators of the poor relief laws").

Assuming, *arguendo*, that the *Eaton Vance* decision that defendants cite does apply, even the court in that case acknowledged that under certain circumstances – such as "when there is a 'national litigation crisis' that 'defies customary judicial administration'" – the juridical link doctrine applies and a determination of standing under Article III will be deferred so as to allow certification of a class represented by a plaintiff without standing. *In Re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162, 168 (D. Mass. 2004). Here, Congressional hearings concerning the drastic overhaul of the corporate governance of mutual funds in response to the scandal evinces a Congressional view that there is a national litigation crisis involving the mutual fund industry which defies customary judicial administration. *See* Ari Weinberg, *Congress Takes Lid Off Mutual Funds*, Forbes.com, (Mar. 12, 2003) *available at* http://www.forbes.com/2003/03/12/cx_aw_0313funds.html.

In addition, the *Eaton Vance* court recognized that the juridical link doctrine "is most commonly applied when there is a contractual obligation among the defendants [or] a conspiracy among the defendants . . . ." 220 F.R.D. at 171. Here, the mutual funds' investment advisers and affiliates had common contractual obligations to the mutual funds within each fund family, and are alleged to have engaged in a common scheme to permit improper timing and late trading and without adequately disclosing market timing activity to long-term investors.

IV. CONCLUSION

For the reasons stated herein, as well as the sub-track specific supplemental briefs, defendants' motions to dismiss shall be denied in their entirety.

MILBERG WEISS BERSHAD & SCHULMAN LLP

/s/

David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP

/s/

Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

/s/

John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 25, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Order of Consolidation** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

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042505 (1) vtt

CP

United States Courts
Southern District of Texas
ENTERED

APR 2 0 2005

Michael N. Milby, Clerk of Court

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI, Plaintiff,	§	
v.	§	Civil Action No. 04-CV-3179
A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

ORDER OF CONSOLIDATION

In accordance with the Parties' stipulation, the Court orders the following:

This action will be consolidated for pre-trial purposes (trial consolidation, if any, to be decided at a later date) with Berdat, et al v. INVESCO Funds Group, Inc., et al, Civil Action No. 04-CV-2555 (hereinafter "the Berdat action") and, to avoid duplication, all future papers will be filed only in the Berdat action, under the triple-caption annexed hereto as Exhibit A. This action, Civil Action No. 04-CV-3179, shall be administratively closed.

IT IS SO ORDERED.

Dated: 19 April, 2005

Keith P. Ellison
United States District Judge

1529521

EXHIBIT "A"

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§ § § § § § § § § § §	Civil Action No. 04-CV-2555
FERDINANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	§ § § § § § § § § § §	
RONALD KONDRACKI, Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	§ § § § § § § § § § § §	Judge Keith P. Ellison

152952\1

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 25, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-042505SEC.doc
042505 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Plaintiffs' First Request for the Production of Documents to All Defendants** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge Keith P. Ellison **Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030

PLAINTIFFS' FIRST REQUEST FOR THE
PRODUCTION OF DOCUMENTS TO ALL DEFENDANTS

PLEASE TAKE NOTICE that, pursuant to Rules 26 and 34 of the Federal Rules of Civil Procedure, each defendant is requested to produce the following documents for inspection and photocopying at the offices of Milberg Weiss Bershad & Schulman LLP, within thirty (30) days in accordance with the accompanying definitions and instructions.

DEFINITIONS

1. "AIM/INVESCO," "YOU," and "YOUR" mean and include AIM Management Group Inc.. INVESCO Funds Group, Inc., AMVESCAP PLC, AIM Investment Services, Inc., AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Distributors, Inc., their corporate parents, any AIM/INVESCO mutual funds, any of its current or former officers, directors, trustees, employees, agents, representatives, attorneys, partners, joint venturers, corporate parents, divisions, subsidiaries, affiliates, related entities and any entity controlled by AIM/INVESCO, or any of them.

2. "DEFENDANTS" means any of the AIM/INVESCO entities listed above.

3. "DISTRIBUTION PAYMENT" means any and all compensation, payment, soft dollar arrangements, distribution arrangements, and/or marketing arrangements made by AIM/INVESCO to any broker-dealers, including individual brokers as well as brokerage houses.

4. "REGULATORY ENTITY" means and includes any governmental entity (including federal, state or local government branch, agency, department, office, authority, committee, whether foreign or domestic, and any officer, official, member, agent or representative of any such entity), including, but not limited to, the Securities and Exchange Commission, the U.S. Department of Justice, U.S. Department of Labor, U.S. Attorney's Office for the Southern District of New York, Florida Department of Financial Services, Office of the Attorney General of the State of West Virginia, and Bureau of Securities for the State of New Jersey, and any non-governmental entity, including, but not limited to the NASD, that regulates any of the conduct of DEFENDANTS.

5. "DIRECTORS" means and includes, but is not limited to, Robert H. Graham, Mark H. Williamson, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar, and any other individuals who were trustees, directors and/or officers of AIM/INVESCO during the Class Period.

6. "DOCUMENT" is defined to be synonymous in meaning, and equal in scope, to the usage of that term in Federal Rules of Civil Procedure 34(a), and includes any written, printed, typed, photostated, photographed, recorded, or otherwise reproduced or stored communication or representation, whether comprised of letters, words, numbers, pictures, sounds or symbols, or any combination thereof. including, without limitation, electronic or computerized data, e-mails (including all attachments to emails), and DOCUMENTS stored on tapes, drives,

disks or computerized or electronic media. This definition includes copies or duplicates contemporaneously or subsequently created which have notes or other markings.

7. "PERSON" means and includes any natural person, and any business, legal or governmental entity or association.

8. "CONCERNING" means concerning, relating to, referring to, reflecting, describing, evidencing or constituting.

9. The following rules of construction shall apply to these definitions and to all discovery requests:

(a) The word "all" means "any and all" and the word "any" means "any and all."

(b) The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the discovery request all responses that might otherwise be construed to be outside of its scope.

(c) The use of the singular form of any word includes the plural and vice versa, and the use of any tense of any verb shall also include within its meaning all other tenses of the verb.

INSTRUCTIONS

1. YOU are requested to produce any and all responsive DOCUMENTS in YOUR possession, custody or control. If any otherwise responsive DOCUMENT was, but is no longer, in existence or in YOUR possession, custody or control, identify its current or last known custodian and describe in full the circumstances surrounding its disposition from YOUR possession or control. A DOCUMENT shall be deemed to be in YOUR control if YOU have the

right or power, directly or indirectly, to obtain the DOCUMENT or copy thereof from another PERSON having possession or custody thereof.

2. The fact that a DOCUMENT is produced by one defendant does not relieve any other defendant of the obligation to produce his or its copy of the same DOCUMENT, even if the two DOCUMENTS are identical in all respects.

3. DOCUMENTS are to be produced in full. If any requested DOCUMENT cannot be produced in full, produce it to the extent possible, indicating which DOCUMENT, or portion of that DOCUMENT, is being withheld, and the reason that DOCUMENT is being withheld.

4. DOCUMENTS shall be produced in the file folder, envelope or other container in which the DOCUMENTS are kept or maintained. All DOCUMENTS shall be produced intact in their original files, without disturbing the organization of DOCUMENTS employed during the conduct of the ordinary course of business and during the subsequent maintenance of the DOCUMENTS.

5. DOCUMENTS shall be produced in such fashion as to identify the department, branch or office in whose possession it was located and, where applicable, the natural person in whose possession it was found and the business address of each DOCUMENT's custodian(s).

6. DOCUMENTS attached to each other should not be separated.

7. DOCUMENTS not otherwise responsive to this discovery request shall be produced if such DOCUMENTS mention, discuss, refer to, or explain the DOCUMENTS which are called for by these Requests, or if such DOCUMENTS are attached to DOCUMENTS called for by this discovery request and constitute routing slips, transmittal memoranda, or letters, comments, evaluations or similar materials.

8. If any DOCUMENTS requested herein have been lost, discarded, destroyed, or are otherwise no longer in YOUR possession, custody or control, they shall be identified as completely as possible including, without limitation, the following information: date of disposal; manner of disposal; reason for disposal; PERSON authorizing the disposal; and PERSON disposing of the DOCUMENT.

9. When an objection is made to any document request, the objection shall state all grounds with specificity. Any ground not stated in an objection within the time provided by the Federal Rules of Civil Procedure shall be deemed to have been waived. If only a portion of a document request is objected to, produce all DOCUMENTS responsive to all portions of the request to which you do not object.

10. Where a claim of privilege is asserted in responding or objecting to any discovery requested in requests for documents, and information is not provided on the basis of such assertion, the party asserting the privilege shall in the response or objection identify the nature of the privilege (including work product) which is being claimed and if the privilege is being asserted in connection with a claim or defense governed by state law, set forth the state privilege rule being invoked. When any privilege is claimed, the party asserting it shall indicate, as to the information requested, whether any such documents exist.

11. If any DOCUMENT is withheld, in whole or in part, for any reason, including, without limitation, any claim of privilege, whether work-product or attorney-client, confidentiality or trade secret, set forth separately with respect to each such DOCUMENT:

(a) the nature of the privilege or ground of confidentiality claimed,

(b) the type of DOCUMENT,

(c) the general subject matter of the DOCUMENT,

(d) the date of the DOCUMENT,

(e) the authors of the DOCUMENT,

(f) the addressees of the DOCUMENT, and

(g) all PERSONS who received copies of the DOCUMENT.

12. If a DOCUMENT contains both privileged and non-privileged material, the non-privileged material must be disclosed to the fullest extent possible without thereby disclosing the privileged material. If a privilege is asserted with regard to part of the material contained in a DOCUMENT, YOU must clearly indicate the portions as to which the privilege is claimed.

13. YOU are required to produce the original of each DOCUMENT requested together with all non-identical copies and drafts of that DOCUMENT. If the original of any DOCUMENT cannot be located, provide a copy in lieu thereof, which shall be legible and bound or stapled in the same manner as the original.

14. These requests are continuing requests and require further and supplemental production by YOU as and whenever YOU acquire or locate additional DOCUMENTS between the time of this request and the final resolution of this action.

RELEVANT TIME PERIOD

Unless otherwise indicated, these Requests seek DOCUMENTS created, used during, or CONCERNING the time period between and including May 10, 1999 to present ("Relevant Period"), including all DOCUMENTS CONCERNING, in whole or in part, such period, or events or circumstances during such period, even though dated, prepared, generated, or received prior or subsequent to that period.

DOCUMENT REQUESTS

1. Any and all documents concerning any investigation or inquiry from any REGULATORY ENTITY, including, but not limited to, any and all documents provided by YOU to any REGULATORY ENTITY pursuant to its investigation or inquiry.

2. Any and all documents concerning any DISTRIBUTION PAYMENTS made by AIM/INVESCO.

3. Any and all documents concerning directed brokerage payments made by AIM/INVESCO.

4. Any and all documents concerning "shelf space" arrangements with brokerages.

5. Any and all documents concerning brokerage commissions made for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds.

6. Any and all documents concerning revenue sharing arrangements between AIM/INVESCO and any broker-dealers (either to individual brokers or brokerage-houses or both), including, but not limited to, Morgan Stanley Dean Witter ("Morgan Stanley").

7. Any and all documents concerning payments made to non-executing broker-dealers, including, but not limited to, Morgan Stanley.

8. Any and all documents concerning the generation or use of soft dollars by AIM/INVESCO.

9. Any and all documents concerning AIM/INVESCO mutual funds 12b-1 plans, arrangements and fees.

10. Any and all documents concerning fees charged to institutional investors versus fees charged to non-institutional investors.

11. Any and all documents concerning AIM/INVESCO payments to broker-dealers in exchange for preferential marketing services.

12. Any and all documents concerning any AIM/INVESCO closed or restricted access mutual funds charging fees for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds.

13. Any and all documents related to corporate governance materials and charters regarding AIM/INVESCO.

14. Any and all documents concerning all minutes of meetings (including, but not limited to, meetings of boards of directors of any fund) discussing 12b-1 Plan(s), the termination of any such Plan(s) or authorizing, confirming or restricting the charging of 12b-1 fees for AIM/INVESCO funds, including, but not limited to, the minutes themselves.

15. Any and all documents concerning all minutes of meetings (including, but not limited to, meetings of boards of directors of any fund) discussing or relating to "revenue sharing" arrangements for AIM/INVESCO funds, including, but not limited to, the minutes themselves.

16. Any and all documents concerning any written reports where board members reviewed the amounts expended for the promotion, facilitation, marketing or sale of AIM/INVESCO mutual funds and the purposes for which such expenditures were made.

17. Any and all documents concerning the DIRECTORS' supervisory and monitoring functions with regards to each AIM/INVESCO mutual fund s/he oversaw.

18. Any and all documents concerning the DIRECTORS' review, approval and/or refusal to approve of any investment advisory agreements, including the renewals of any such agreements.

19. Any and all documents concerning the DIRECTORS' initial and subsequent review, approval and/or refusal to approve of any 12b-1 distribution plans and/or agreements.

20. All drafts of prospectuses for all AIM/INVESCO mutual funds.

21. All drafts of the Statements of Additional Information for all AIM/INVESCO mutual funds.

22. Any and all documents concerning AIM/INVESCO organizational charts.

23. Any and all documents (including minutes of any meetings) concerning any agreement or arrangement for the payment of commissions relating to the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund.

24. Any and all documents concerning loans used to fund front end and/or trailing commissions paid to brokers for selling funds for which brokers receive front end and/or trailing commissions.

25. Any and all documents concerning the source(s) of funds used to repay loans used to fund front end commissions and/or trailing commissions paid to brokers for selling funds for which brokers receive front end and/or trailing commissions.

26. Any and all documents (including minutes of any meetings) concerning the DIRECTORS' review, approval and/or refusal to approve taking out loans used to fund front end commissions paid to brokers for selling funds for which brokers receive front end commissions and/or concerning the DIRECTORS' review, approval and/or refusal to approve the source of the repayment of such loans.

27. Any and all documents (including minutes of any meetings) concerning tax obligations generated by realized gains within a particular fund being allocated to those investors who were the actual recipients of the benefit(s) of the gains generating the tax obligations.

28. Any and all documents relating to the use of funds generated by the payment of commissions for the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund which are not used to actually compensate the recipient(s) of the commissions for the transaction services provided and which are not used to compensate the recipient(s) of the commissions for research or other information or property included in and authorized by Section 28(e)(3) of the Exchange Act.

29. Any and all documents concerning the DIRECTORS' consideration of arms-length arrangements for the payment of commissions for the purchase of securities intended to be included in the portfolio of a AIM/INVESCO fund at negotiated, market rates and/or for the purchase of research for negotiated, market prices.

30. Any and all documents relating to review by the DIRECTORS of written reports of amounts expended and the purposes therefor as required by Rule 12b-1(b)(3)(ii).

31. Any and all documents that constitute the information provided to the DIRECTORS to enable them: 1) to make an informed determination of whether any 12b-1 Plan should be implemented or continued; and 2) to substantiate and/or support the conclusion that there is a reasonable likelihood that the implementation of and/or continuation of any 12b-1 Plan will benefit the shareholders in any fund.

32. Any and all documents that relate to causing the payment to a member of an exchange, broker, or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker, or dealer would have charged for effecting that transaction and the good faith determination(s) that such amount of commission was reasonable in relation to the value of the brokerage and research services

provided by such member, broker, or dealer, viewed in terms of either that particular transaction or the overall responsibilities that exist with respect to shareholders of any fund.

33. All documents reflecting AIM/INVESCO's policies regarding the retention or destruction of documents.

Dated: April ___, 2005

SUSMAN GODFREY LLP

By: ______________________
Stephen D. Susman
Steven J. Mitby
Southern District of Texas Bar No.: 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Michael R. Reese
Kim E. Miller
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150

San Diego, CA 92130
Tel.: (858) 793-0070
Fax: (858) 793-0323

Co-Lead Counsel for Plaintiffs

TOTAL P.16